
Exhibit 99.1
金沙中國
Sands China ltd.
2022
ANNUAL
REPORT
Stock Code : 1928


From Luxury Duty Free Shopping, Exciting Entertainment and Fabulous Dining to World-Class Hotel Suites and MICE, Come and Discover Everything at Sands China.



SANDS CHINA LTD.

CONTENTS

In case of any inconsistency between the English version and the Chinese version of this Annual Report, the English version shall prevail.





our Luxurious Hotel Rooms and Suites *await you.*

Sands China operates the largest collection of integrated resorts in Macao. At December 31, 2022, we had 12,392 hotel rooms and suites (including 19 ultra-exclusive Paiza Mansions), 2.1 million square feet of retail malls with 146 restaurants and food outlets, 1.7 million square feet of MICE space, 4 permanent theaters, 2 arenas and some of the world's largest casinos.

1.1 FINANCIAL RESULTS SUMMARY

- All of our operating segments and business categories in 2022 continued to be impacted by the COVID-19 Pandemic.

- Total net revenues for the Group were US$1.61 billion (HK$12.51 billion) for the year ended December 31, 2022, a decrease of 44.2%, compared to US$2.87 billion (HK$22.42 billion) for the year ended December 31, 2021.

- Loss for the Group was US$1.58 billion (HK$12.33 billion) for the year ended December 31, 2022, compared to a loss of US$1.05 billion (HK$8.17 billion) for the year ended December 31, 2021.

- Adjusted property EBITDA loss for the Group was US$323 million (HK$2.52 billion) for the year ended December 31, 2022, compared to adjusted property EBITDA of US$341 million (HK$2.66 billion) for the year ended December 31, 2021.

Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the rate of US$1.00 to HK$7.7962 (2021: US$1.00 to HK$7.7994) for the purposes of illustration only.

1.2 HIGHLIGHTS OF 2022

Business

During 2022, we achieved milestones in advancing several of our strategic objectives. We were awarded a new 10-year gaming concession for the operation of casino games of chance in Macao. We completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao.

In addition, in support of the Macao government's anti-epidemic initiatives, The Venetian Macao's Cotai Expo was selected as a testing site for several rounds of city-wide mass nucleic acid test, and was also provided as a vaccination site for our team members and the general public during the year. Furthermore, the Sheraton Grand Macao and The Parisian Macao were offered on several occasions throughout the year for medical observation purposes.

The following sets out some of the highlights of the business in 2022:

- #1 market share for room production in Macao on China's #1 travel platform — Ctrip
  - Three properties ranked in the top 3 for total room production and gross merchandise value (GMV) in Macao on Ctrip (1st — The Venetian Macao; 2nd — The Parisian Macao; 3rd — Sheraton Grand Macao)
- #1 market share for room production in Macao on one of China's top travel platforms — Meituan
- #1 market share for room production in Macao on Fliggy — Alibaba's travel platform
  - Three properties ranked in the top 3 for room production in Macao on Fliggy (1st — Sheraton Grand Macao; 2nd — The Venetian Macao; 3rd — The Parisian Macao)
- Second consecutive year of hosting Trip.com Group Global Partner Summit — the biggest annual event for the Trip.com Group
- Second consecutive year of hosting Trip.com Group Gourmet Global Restaurant Awards Ceremony; and The First Metaverse Gourmet Event held at the metaverse venue of The Londoner Macao
- Received most number of awards in Macao from Trip.com Group
  - Sands Resorts Macao — Outstanding Strategic Partner of the Year
  - Sands Resorts Macao — Global Partner Awards
  - Sands Resorts Macao — Strategic Partner of the Year
  - The Londoner Macao — Best Luxury Hotels of the Year
  - The Venetian Macao — Family-friendly Hotel Ranking
  - The Parisian Macao — Scenic Hotel Ranking
  - Conrad Macao — Family-friendly Hotel Ranking
  - Sheraton Grand Macao — Family-friendly Hotel Ranking
  - The St. Regis Macao — Luxury Hotel Ranking
  - Four Seasons Macao — Luxury Hotel Ranking
- Received most number of awards in Macao from Meituan
  - Sands Resorts Macao — In-depth Partnership
  - Sands Resorts Macao — Outstanding Partnership (Hotel Group)
  - The Venetian Macao — Outstanding Partnership (Hotel)
  - The Parisian Macao — Outstanding Partnership (Hotel)
  - Sheraton Grand Macao — Most Popular Brand (Hotel)
- Received "Best Partner of the Year Awards" for Sands Flagship store from Fliggy
- Fifth consecutive year of hosting "JSTV Countdown Concert" (China's #1 rated New Year's Eve TV Concert) — JiangSu TV, China's leading free-to-air TV network with nationwide coverage
- Hosted Youku's S-class dancing competition online show "The Final of the Fifth Season — Street Dance of China" — Youku, China's leading online video and streaming platform

1.2 HIGHLIGHTS OF 2022

- Leveraged our digital/technological capabilities to drive trips and enhance customer experience of high-value customers:
  - First in Macao to have precise algorithmic and systematic yielding maximization capabilities to target high-value customers through mobile applications
  - First in Macao to expand the personalized 24-hour service communication system to our in-house premium guests
- Achieved MOP5.7 billion in offline spending on Alipay and WeChat pay at our properties, returned to pre-COVID-19 level
- With the return of leisure and MICE trade events across China and internationally, in an effort to showcase the return of Sands Resorts Macao as Asia's leading meetings and events destination, we attended 10 internationally recognized leisure and MICE trade events across China, Asia Pacific, U.S.A. and Europe including ILTM Singapore, ILTM Cannes, and IMEX America. Additionally we hosted customer interactions both virtually from our virtual studio "Smart Stage" and in-person across key cities including Guangzhou, Zhongshan, Zhuhai, Shenzhen, Xiamen, Shanghai, Suzhou, Nanjing, Hangzhou, Hong Kong, Las Vegas, and Singapore. A highlight of our product showcased in 2022 including the unveiling of The Londoner Macao, the Londoner Arena and its two new all-suite hotels — The Londoner Macao Hotel and Londoner Court
- The themed experience at The Londoner Macao was continuously enhanced with new streetmosphere acts and the launch of new attraction. In collaboration with the Macao Government Tourist Office, The Londoner Light and Sound Spectacular, an annual light festival, revealed a stunning new light show, which spans over 400 meters across the Londoner façade and takes place nightly choreographed to authentic British musical scores
- Special events were hosted throughout the year to drive visitation to our integrated resorts. These included The Diamond Exchange Gala Dinner in collaboration with the China High Quality Consumption Exhibition, and joining the Greater Bay Area events
- To celebrate important festive periods, we hosted Seasons of Prosperity 2022 Chinese New Year Celebration, The Parisian Macao's Eiffel Tower Grand Illumination Chinese New Year Show, and we set up our Winter Celebration 2022. These featured festive decorations across the resorts including the Parisian inverted Christmas tree, The Venetian Macao lagoon decorations, and the Place Vendome 3D Light and Sound Spectacular Magic of Christmas
- Sands China was named to the Dow Jones Sustainability Indices (DJSI) for DJSI World for the first year and DJSI Asia Pacific for the second consecutive year in 2022
- Sands China was included in the FTSE4Good Index Series, which recognizes companies demonstrating strong ESG practices and performance
- With the recertification of Sands Macao in 2022, all Sands China's properties are Green Hotel Award Gold recipients
- In 2022, Sands China was recognized by The Chinese University of Hong Kong (CUHK)'s Business Sustainability Indices, earning at Top 10 ranking in the Greater China Hotel Business Sustainability Index with the additional distinction of being named a Pace-setter in the index. Sands China also achieved Top 20 in the Greater China Business Sustainability Index, 9th in the Greater Bay Area Business Sustainability Index, and 9th in the Hong Kong Business Sustainability Index
- All our properties obtained ISO 45001 certification for occupational health and safety management (OHS) to align with leading standards and help the resort achieve identified performance targets. In 2022, seven departments received the certification — food and beverage, procurement and supply chain, housekeeping, security, facilities, slots and table games
- In 2022, we integrated diversity criteria into our Board Diversity Policy and Nomination Policy set out in the terms of reference of the Nomination Committee to comply with the new requirements under the Listing Rules on diversity, as well as to align with the LVS Diversity Statement

1.2 HIGHLIGHTS OF 2022

Visitation

The Group's properties are some of the most visited destinations in Macao, attracting families, business visitors and entertainment seekers from around the world. In 2022, all of our properties, The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao, attracted a combined total of 31 million visitors or approximately 85,000 visitors per day.

Entertainment

Entertainment is at the heart of our business. Since opening in 2007, our 15,000-seat Cotai Arena has become one of the top live entertainment venues in South China, hosting some of the biggest names in the industry. The theaters at The Venetian Macao, The Londoner Macao and The Parisian Macao from time to time offer a variety of ticketed events from Broadway-style musicals to classical ballet. The live entertainment program at our properties is a key traffic driver and has established the Company as the leader in the field of tourism and leisure activities.

Due to the impact of the COVID-19 Pandemic on visitation to Macao, the Company's entertainment programs were significantly curtailed in 2022. Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater and The Venetian Macao hosted a total of 24 different live entertainment events in 2022. All together, these events attracted more than 24,000 visitors. Major entertainment events held during the year included Street Dance of China Season V. The Cotai Arena was also chosen to host one of the largest and most viewed New Year's Eve television broadcast shows in China — 2023 JSTV Countdown Concert, which featured performances by superstars such as G.E.M., Joker Xue, Jane Zhang, Jason Zhang, Charlie Zhou, Chris Lee and Angela Zhang.

Our entertainment offerings include lounge acts, dancers, singers, gondoliers and street performers, all contributing to the overall customer experience at our properties and setting us apart from other gaming destinations.

Meetings, Incentives, Conventions and Exhibitions

As at December 31, 2022, Sands China's properties featured approximately 1.7 million square feet of MICE space specifically designed to meet the needs of meeting planners and corporate events and trade show organizers around the world. The Cotai Expo at The Venetian Macao is one of the largest exhibition centers in Asia and has hosted some of the region's biggest exhibitions. Our experience and expertise in this industry continues to drive leisure and business tourism to Macao and make us the region's MICE leader. MICE organizers have a diverse range of accommodation choices, including hotel brands such as Conrad, Sheraton and St. Regis to satisfy a wider demographic of event attendees. Our "Green Meetings" initiatives as part of the Sands ECO360 Global Sustainability Program has helped us to become one of the most sustainable and environmentally-friendly conference centers in Asia.

Sands China attracted approximately 516,000 visitors to Macao relating to MICE events throughout the year, around 476,000 visitors attended 25 exhibitions and trade shows and around 40,000 conference and corporate visitors attended 233 meeting, incentive and social events.

Highlights and New Shows during the year include:

- The Cotai Expo has both ISO 9001 Quality Management System certification and ISO 20121 Event Sustainability System certification;
- The Quality Brand Living and Food Expo attracting around 38,000 visitors; and
- The China (Macau) High-quality Consumption Exhibition & Hengqin Global Bay Areas Forum attracting around 30,000 visitors.

Returning Fairs and Expos in 2022 include:

- The 2022 Guangdong & Macao Branded Products Fair attracting around 66,000 visitors;
- The China Macau International Automobile Expo 2022 attracting around 43,000 visitors;
- The 10th Macau International Travel (Industry) Expo attracting around 30,000 visitors; and
- The 27th Macao International Trade & Investment Fair (MIF) attracting around 25,000 visitors.

Other notable events held during 2022 include:

- The Sands Shopping Carnival 2022 attracting around 110,000 visitors;
- The Play Hub Expo 2022 attracting around 20,000 visitors; and
- The Macao Franchise Expo 2022 (2022MFE) and the 2022 Portuguese Speaking Countries Products and Services Exhibition (Macao) (2022PLPEX) attracting around 20,000 visitors.

1.2 HIGHLIGHTS OF 2022

Awards

Sands China's properties continue to set the standard in customer service, MICE, leisure and business travel. Since the opening of The Venetian Macao in 2007, we have received numerous prestigious awards for being Asia's leading integrated resort for leisure and business tourism, as well as for our commitment to sustainable practices. Awards given to our properties and operations in 2022 include:

Sands China Ltd.



- PATA Gold Awards 2022
  Youth Empowerment Initiative
- HRoot Awards 2022
  Best HR Teams in Greater China 2022
- The 15th Annual TTG China Travel Awards 2022
  Best Resort in China — Sands Resorts Macao

The Venetian Macao

- World Travel Awards 2022
  Macau's Leading Hotel Suite 2022
  — Presidential Suite
- M&C Asia Stella Awards 2022
  Best Meetings Hotel (Macao)
- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Platinum — Jiang Nan by Jeremy Leung
  Gold — Hiro by Hiroshi Kagata
  Gold — Pin Yue Xuan
  Silver — Imperial House Dim Sum
  Silver — North
- Forbes Travel Guide 2022 and 2023
  Recommended
- Voyage Best Hotel & Resort Value Award 2022
  Best Integrated Resort
- Target Taste 2022
  Best Resort Hotel Award of the Year
  Top Chinese Restaurant Award — Pin Yue Xuan

Conrad Macao

- Forbes Travel Guide 2022 and 2023
  Four-Star Rating
  Four-Star Rating — Bodhi Spa
- World Travel Awards 2022
  China's Leading Conference Hotel 2022

1.2 HIGHLIGHTS OF 2022

The Londoner Macao Hotel

- Forbes Travel Guide 2023
  Five-Star Rating — The Londoner Macao Hotel
  Five-Star Rating — Londoner Court

- Condé Nast Traveler
  The Hot List of 2022

- The 19th Golden-Pillow Competitiveness of Hotels
  2022 China's Best Luxury Hotel

- The Global RLI Awards 2022
  RLI Most Innovative Retail & Tourism Destination — Shoppes at Londoner

- The International Hotel & Property Awards 2022
  Restaurant — Asia Pacific 2022 Winner — The Residence

- Target Taste Award 2022
  Best Luxury Hotel Award of the Year
  Best Chinese Restaurant Award — The Huaiyang Garden

- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Diamond — The Huaiyang Garden
  Gold — Chiado
  Gold — Churchill's Table
  Gold — North Palace

Sheraton Grand Macao

- DestinAsian Readers' Choice Awards 2022
  Best Hotel in Macao — Silver

The St. Regis Macao

- Forbes Travel Guide 2022 and 2023
  Four-Star Rating
  Four-Star Rating — Iridium Spa

- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Platinum — The Manor

- The 15th Annual TTG China Travel Awards 2022
  Best Luxury Hotel in Hong Kong/Macao

- DestinAsian Readers' Choice Awards 2022
  Best Hotel in Macao — Gold

The Parisian Macao

- Forbes Travel Guide 2022 and 2023
  Recommended

- 2022 Black Pearl Restaurant Guide by Meituan Dianping
  2-Diamond — La Chine

- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Diamond — La Chine
  Gold — Brasserie
  Gold — Le Buffet
  Gold — Lotus Palace

1.2 HIGHLIGHTS OF 2022

Four Seasons Macao

- Forbes Travel Guide 2023
  Five-Star Rating
  Five-Star Rating — The Spa at Four Seasons
  Five-Star Rating — Zi Yat Heen

- Condé Nast Traveler Gold List 2022
  China Top 10 Hotels

- Voyage Best Hotel & Resort Value Award 2022
  Best Resort Hotel

- 2022 Black Pearl Restaurant Guide
  by Meituan Dianping
  1-Diamond — Zi Yat Heen

- Target Taste 2022
  Best Excellent Service Hotel Award of the Year
  Top Special Restaurant Award — OHTE

- Forbes Travel Guide 2022
  Five-Star Rating
  Five-Star Rating — The Spa at Four Seasons
  Four-Star Rating — Zi Yat Heen

- Michelin Guide Hong Kong Macau 2022
  One-Star Rating — Zi Yat Heen

- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Diamond — Zi Yat Heen
  Gold — Belcanção
  Gold — Xiao Ting

The Grand Suites at Four Seasons

- Forbes Travel Guide 2022 and 2023
  Five-Star Rating

- Voyage Best Hotel & Resort Value Award 2022
  Top 50 Must-stay China Hotel in 2022

- Trip.com Group Gourmet 2022
  Top Global Restaurant List
  Platinum — Vista 38

- Condé Nast Traveler Gold List 2022
  China Top 10 Hotels

- Target Taste 2022
  Best Luxury Hotel Award of the Year

1.3 DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

As at the Latest Practicable Date, our Board of Directors consists of eight Directors, four of whom are Independent Non-Executive Directors. The following table sets forth certain information concerning our Directors:

Name	Age	Title
Robert Glen Goldstein	67	Chairman of the Board, Chief Executive Officer and Executive Director
Wong Ying Wai (Wilfred)	70	President and Executive Director
Chum Kwan Lock, Grant	47	Chief Operating Officer and Executive Director
Charles Daniel Forman	76	Non-Executive Director
Chiang Yun (Rachel)	55	Independent Non-Executive Director
Victor Patrick Hoog Antink	69	Independent Non-Executive Director
Steven Zygmunt Strasser	74	Independent Non-Executive Director
Kenneth Patrick Chung	65	Independent Non-Executive Director

Chairman, Chief Executive Officer and Executive Director

Robert Glen Goldstein

aged 67, is the Chairman of our Board and Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. Mr. Goldstein served as a Non-Executive Director of the Company since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was the Acting Chairman of our Board, Acting Chief Executive Officer and the Acting Chairman of the Nomination Committee of the Company from January 7 to 26, 2021, our Interim President from March to November 2015 and a member of the Capex Committee from March 2015 to April 2021. He was also a director of one of our Macao subsidiaries, VML, until October 2022. Mr. Goldstein was appointed as the chairman and chief executive officer of LVS on January 26, 2021 (U.S. time). Mr. Goldstein was the acting chairman, acting chief executive officer, president and chief operating officer of LVS until January 26, 2021 (U.S. time) and has been a director of LVS and LVS Nevada since January 2015. He previously served as LVS' President of Global Gaming Operations from January 2011 until December 2014, LVS' Executive Vice President from July 2009 until December 2014, and LVS' secretary from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as an Executive Director on January 7, 2021.

1.3 DIRECTORS AND SENIOR MANAGEMENT

President and Executive Director

Wong Ying Wai (Wilfred)

aged 70, is our President, an Executive Director and a member of the Remuneration Committee, the Capex Committee and the ESG Committee. He is also a director of various subsidiaries of the Company, including VML. Dr. Wong served as our President and Chief Operating Officer from November 2015 until February 2020. He is the chairman of the Hong Kong Film Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation, the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration, the chairman emeritus and director of Pacific Basin Economic Council Limited and a member of the Tourism Development Committee of the Macao government. He is also the chairman of the Hong Kong Arts Development Fund Advisory Committee since January 1, 2023 and the vice-chairman of the culture commission of the Hong Kong government since March 1, 2023. Dr. Wong was the chairman of the Hong Kong Arts Development Council until December 2022 and a member of the Cultural Industries Committee of the Macao government until March 2021. He was an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Stock Exchange (Stock code: 868) from November 2007 until June 2022.

Dr. Wong joined the private sector in 1992 and has held senior management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (ceased listing with effect on December 31, 2019), K. Wah International Holdings Limited, Henderson China Holdings Limited, and the Shui On Group. Dr. Wong joined the Hong Kong government as an administrative officer in 1975 and subsequently served in a number of key positions including deputy secretary for the civil service and deputy director — general of industry. He was appointed as a member of The Basic Law Consultative Committee from 1985 to 1990. He was subsequently appointed as a member of the Preliminary Working Committee for the Hong Kong Preparatory Committee in 1993 and a member of the Hong Kong Preparatory Committee in 1995. Dr. Wong was a deputy to the National People's Congress of China from 1997 to 2013.

Dr. Wong was awarded the grand bauhinia medal, gold bauhinia star and the silver bauhinia star by the Hong Kong government in 2022, 2015 and 2007 respectively. Dr. Wong was conferred the degree of Doctor of Humanities honoris causa by the Hong Kong Baptist University in November 2013. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong. Dr. Wong was appointed as an Executive Director on January 22, 2016.

1.3 DIRECTORS AND SENIOR MANAGEMENT

Chief Operating Officer and Executive Director

Chum Kwan Lock, Grant

aged 47, is our Chief Operating Officer, an Executive Director and the Chairman of the Capex Committee. He is also a director of various subsidiaries of the Company, including VML. Since July 2022, he also concurrently serves as Executive Vice President — Asia Operations at LVS, with oversight over LVS' operations in Asia. He is an independent non-executive director and member of Audit and Corporate Governance Committee at Kerry Properties Limited, listed on the Stock Exchange (Stock code: 683).

Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013 and served as the Chief of Staff from March 2015 until February 2020. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank ("UBS") in a variety of roles, including serving as managing director, head of Hong Kong equity research and head of China equity research. He was named Asia's stock-picker of the year by the Financial Times in 2011. Mr. Chum graduated in Philosophy, Politics and Economics with First Class Honors from the University of Oxford. Mr. Chum was appointed as an Executive Director on January 7, 2021.

Non-Executive Director

Charles Daniel Forman

aged 76, is a Non-Executive Director. Mr. Forman has been a director of LVS since August 2004. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of Interface Group Nevada, Inc., a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman was a member of the board of trustees of The Dana-Farber Cancer Institute until February 2021. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and a Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014.

1.3 DIRECTORS AND SENIOR MANAGEMENT

Independent Non-Executive Directors

Chiang Yun (Rachel)

aged 55, is an Independent Non-Executive Director, the Chairlady of the ESG Committee and a member of the Audit Committee and the Nomination Committee. With over 25 years of private equity investment experience, Ms. Chiang is currently a director of Prospere Capital Limited. Ms. Chiang is an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Stock Exchange. Ms. Chiang is also a non-executive director of Yantai Changyu Pioneer Wine Company Limited, listed on the Shenzhen Stock Exchange (Stock code: 000869). Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018 and an independent non-executive director of Merlin Entertainments Plc. (ceased listing on the London Stock Exchange with effect from November 5, 2019) until November 2019. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009.

Victor Patrick Hoog Antink AM

aged 69, is an Independent Non-Executive Director, the Chairman of the Audit Committee and a member of the Remuneration Committee, the Capex Committee and the Nomination Committee. Mr. Hoog Antink is the chairman of the Bond Business School Board of Advisors in Australia and the Must Sell Global Limited group of companies. He is also the former chairman of South Bank Corporation and Property Industry Foundation and a former member of the Bond University Council in Australia. Mr. Hoog Antink retired as the chief executive officer of DEXUS Property Group in March 2012, a company listed on the Australian Stock Exchange (ASX: DXS). Prior to joining DEXUS Property Group in 2003, Mr. Hoog Antink was the director of funds management of Westfield Holdings Limited in Sydney. Mr. Hoog Antink has also held positions with Greenprint Foundation as a director, Property Council of Australia as national president, Shopping Centre Council of Australia as a director, McIntosh Securities Limited, Sydney as a director in corporate and property, Allco Finance Group Limited, Sydney as a director in property finance, Chase Corporation Limited, Sydney as a property director, and Hill Samuel Limited (now Macquarie Bank), Sydney as an associate director. Mr. Hoog Antink holds a Bachelor of Commerce from the University of Queensland and a Master of Business Administration from Harvard Business School. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants, Australia and New Zealand, a Fellow of the Australian Property Institute and a Fellow of the Royal Institute of Chartered Surveyors. In 2016, Mr. Hoog Antink was awarded National Life Membership of the Property Council of Australia. In January 2023, Mr Hoog Antink was appointed a Member of the Order of Australia for significant service to the property industry, and to corporate governance. Mr. Hoog Antink possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Hoog Antink was appointed as an Independent Non-Executive Director on December 7, 2012.

Steven Zygmunt Strasser

aged 74, is an Independent Non-Executive Director, the Chairman of the Remuneration Committee and a member of the Audit Committee. Mr. Strasser has spent 28 years heading energy companies in the United States and in Asia. Mr. Strasser was, until June 2012, (i) the chairman, director and chief executive officer of Power Efficiency Corporation, a startup clean-tech company in the United States and (ii) the chairman, director and chief executive officer of Power Efficiency Asia Ltd. In 2001, Mr. Strasser founded and became the chief executive officer of Summit Energy Ventures LLC, a clean-tech venture capital fund. Mr. Strasser holds a Bachelor of Arts in Political Science and Economics and a Bachelor of Civil Law from McGill University and a Juris Doctor degree from the University of Washington. He also pursued post-graduate studies in international law at the University of Aixen-Provence. Mr. Strasser was appointed as an Independent Non-Executive Director on May 31, 2013.

Kenneth Patrick Chung

aged 65, is an Independent Non-Executive Director and a member of the Audit Committee and the ESG Committee. Mr. Chung is currently an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (Stock code: 939), an independent non-executive director of Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (Stock code: 1398) until March 2017 and an independent non-executive director of Prudential Corporation Asia Ltd until September 2019. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016.

SENIOR MANAGEMENT

As at the Latest Practicable Date, details of our senior management are as follows:

Robert Glen Goldstein

aged 67, is the Chairman of our Board and Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee.

Wong Ying Wai (Wilfred)

aged 70, is our President, an Executive Director and a member of the Remuneration Committee, the Capex Committee and the ESG Committee.

Chum Kwan Lock, Grant

aged 47, is our Chief Operating Officer, an Executive Director and the Chairman of the Capex Committee.

Sun MinQi (Dave)

aged 49, is our Senior Vice President and Chief Financial Officer and is also the managing director of VML and a director of various subsidiaries of the Company. Mr. Sun joined the Company as a Director of Finance in August 2007, and was appointed as the Senior Vice President and Chief Financial Officer of the Company in April 2017. Prior to joining the Company, Mr. Sun held a variety of financial controller and financial management positions with various divisions of General Electric in Shanghai and Singapore since 1996. Mr. Sun graduated from Fudan University in Shanghai in 1996 with a Bachelor degree in Economics and Financial Management and a minor in Computer Science and Application. He subsequently obtained a Master of Business Administration from the Southern Illinois University Carbondale, United States. Mr. Sun is a fellow of CPA (FCPA) Australia.

Dylan James Williams

aged 47, is our General Counsel and Company Secretary and is also a director of various subsidiaries of the Company, including VML. Mr. Williams joined the Company in 2006 and most recently served as the Senior Vice President of Legal and Company Secretary. Mr. Williams holds a Bachelor of Laws (LLB(Hons)) degree from the United Kingdom and is admitted to practice law in the State of New York. Mr. Williams is a fellow member of The Hong Kong Chartered Governance Institute.


Something
Sumptuous
To Suit Every
Taste.

2.1 CHAIRMAN'S STATEMENT



Dear Shareholders,

On behalf of the Board of Directors of Sands China Ltd., I am pleased to provide an update on the Company's financial and operating results in 2022 and the execution of our strategic objectives during the year.

Our Company's mission remains the ongoing execution of the vision of our founder, Mr. Sheldon Gary Adelson, who passed away in 2021. Mr. Adelson pioneered the development of the Cotai Strip in Macao, leading the Company and the team he created in the rapid and market-leading development of a critical mass of world-class integrated resorts in Macao. Mr. Adelson's commitment to pushing forward with diversification and investment in non-gaming amenities in Macao was unwavering, as was his support for a strong and healthy US-China relationship, based on robust dialogue and mutual respect. The Company, with the full and wholehearted support of the Board and the Adelson family, continues to honor Mr. Adelson's vision and commitments, including through additional investments that contribute to the diversification of Macao and build upon his legacy.

The Group was gratified to receive a new ten-year gaming concession during the year, which will enable us to continue our decades-long commitment to making investments that enhance the business and leisure tourism appeal of Macao and support its development as a world center of business and leisure tourism. The Company remains deeply confident in the future of Macao and considers Macao an ideal market for additional capital investment.

Travel restrictions in place throughout 2022 meaningfully limited the ability for visitors from mainland China and elsewhere to visit Macao. These restrictions also impacted our business in 2020 and 2021.

Throughout this challenging period, the Company has prioritized the safety and security of our team members and customers, and on making a difference in support of those that have been impacted in Macao. We also accelerated our capital investment programs in Macao.

Due to the ongoing impact of the pandemic and related travel restrictions, market-wide visitation to Macao was only about 6 million visits in 2022, a decrease of approximately 86% compared to 2019, and approximately 26% compared to the year 2021.

The Company's operations in Macao in 2022 were directly impacted by the reduction in visitation to Macao. Total net revenues for the Company were approximately US$1.61 billion, or approximately 18% of the year 2019. Net revenues decreased approximately 44% compared to the US$2.87 billion in 2021. We operated with a wide range of cost control measures in place during 2022 but maintained our commitments to our employees and avoided mass workforce reductions. We recorded an adjusted property EBITDA loss of US$323 million for 2022, compared to adjusted property EBITDA of US$341 million in 2021.

Despite the travel restrictions in place during the year, our scale and financial strength allowed us to continue to provide support to our team members and the local community in Macao and to accelerate our capital investment programs in support of Macao's diversification and long-term development objectives as the leading leisure and business tourism destination in Asia.

Sands China has now invested more than US$15 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into Asia's leading leisure and business tourism destination. Our investment includes 12,392 hotel rooms and suites, 2.1 million square feet (approximately 195,000 square meters) of retail-mall offerings and 1.7 million square feet (approximately 154,000 square meters) of MICE capacity.

2.1 CHAIRMAN'S STATEMENT

Our investments throughout 2020, 2021 and 2022 have expanded the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of approximately 1,250 new luxury suites featuring approximately 2.7 million square feet (approximately 251,000 square meters) of new accommodation offerings at The Londoner Macao Hotel and Londoner Court at The Londoner Macao and The Grand Suites at Four Seasons. In addition, we have expanded, renovated and transformed Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao features additional MICE, retail, dining and entertainment offerings that contribute to Macao's appeal as a leisure and business tourism destination.

While travel restrictions negatively impacted the market throughout 2022, we believe the Macao market will recover and will benefit in the future from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The Hong Kong-Zhuhai-Macao Bridge will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale that creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao.

We regard it as a privilege to continue to execute Mr. Adelson's vision to contribute to Macao's success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its local residents, including through our Sands China Academy, and reaching its full potential as Asia's leading leisure and business tourism destination.

We could not have achieved our many successes this year without the perseverance, hard work and dedication of Sands China's over 24,000 team members. I thank all our team members for their efforts and I look forward to their ongoing contributions in the years ahead.

Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development initiatives by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao's diversification. These efforts will drive Sands China's market-leading revenue and cash flow generation as the recovery in travel and tourism to Macao comes to fruition.

We are confident that the Company and Macao will emerge from this challenging period with unwavering optimism for the future.

Throughout the recovery process, we will remain deeply committed to our mission of enhancing the tourism appeal of Macao, creating local employment opportunities, investing in our people and Macao and providing growth opportunities for local businesses while protecting our environment.

We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment will continue in Asia as travel and tourism spending throughout the region recover. We look forward to sharing the Company's continued success with you and other shareholders at the upcoming Sands China Annual General Meeting.

Thank you again for the confidence you have placed in us.

Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

March 17, 2023

2.2 BUSINESS OVERVIEW AND OUTLOOK

We are a leading developer, owner and operator of large-scale integrated resorts in Macao. In 2022, we welcomed approximately 31 million leisure and business visits at our properties on Cotai and on the Macao Peninsula.

Our founder, former Chairman and Chief Executive Officer, Mr. Sheldon Gary Adelson, began investing in Macao from 2002 after the award of the gaming Subconcession to operate casino games and other games of chance. His vision and goal was to develop large-scale integrated resorts with a variety of world-class amenities and create an international tourism destination. This facilitated in achieving Macao's objective for long-term economic diversification and growth in tourism.

Today, with nearly 30 million square feet of interconnected facilities on Cotai, we are the largest integrated resorts operator in Macao. Our integrated resorts not only offer gaming areas, but also the most four- and five-star rated hotel rooms compared to any other single developer in the market. Our integrated resorts also collectively feature the largest capacity in meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. We believe our integrated resorts are unique in Macao and differentiate us from our competitors due to size and scale, range of non-gaming amenities, and focus on leisure and business tourism.

Macao is the largest gaming market in the world and the only location in China offering legalized casino gaming. VML, our subsidiary, holds one of the six concessions administered by the Macao government to operate casinos or gaming areas in Macao.

We developed, own and operate The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. We also own the Cotai Expo, one of the largest convention and exhibition centers in Asia, as well as some of Macao's largest entertainment venues, the Cotai Arena and the Londoner Arena. Our properties collectively feature 12,392 luxury suites and hotel rooms (including 19 ultra-exclusive Paiza Mansions), 146 different restaurants and food outlets, theaters for live performances, as well as other integrated resort amenities. Please refer to section 2.4 of this Annual Report for more information of our properties and development projects.

Our integrated resort brands, including The Venetian Macao, The Londoner Macao and The Parisian Macao, are aspirational and recognized throughout China and Asia for their quality and services and leave a lasting impression on our customers.

We were the first developer in Macao to feature world-class global hospitality brands in our hotel offerings on Cotai, including the Four Seasons, St. Regis, Conrad and Sheraton.

Within our integrated resorts, we also operate some of the largest and most profitable retail malls in Asia, showcasing approximately 700 shops, which occupy over 2.1 million square feet of retail space. Our retail malls are home to many global luxury designer brands and leading Asian retail brands.

We own and operate Cotai Water Jet, one of the two major high-speed ferry operators between Hong Kong and Macao, facilitating leisure and business travelers to reach Macao from points in Hong Kong, including the Hong Kong International Airport.

During 2022, our operations continued to be significantly impacted by a global pandemic (COVID-19 Pandemic). While the details of this impact have been disclosed throughout this report, the following discussion of our business focuses on execution of our business strategies in a non-pandemic environment based on the assumption the global impact of the COVID-19 Pandemic will eventually diminish and our operations will recover as travel and tourism improves in our market.

KEY STRENGTHS

We have a number of key strengths that differentiate us from our competitors, including:

- Diversified, high quality integrated resort offerings with substantial non-gaming amenities;
- Substantial and diversified sources of cash flow from existing operations;
- Market leadership in the growing high-margin mass market gaming segment;
- Established brands with broad regional and international market awareness and appeal;
- Experienced management team with a proven track record;
- Unique MICE and entertainment facilities; and
- Significant benefits from our on-going relationship with LVS.

BUSINESS STRATEGIES

Our business strategy is to develop Cotai and to leverage our large-scale integrated resort business model to create Asia's premier gaming, leisure, convention and meetings destination. Our interconnected integrated resorts, which have a wide range of branded hotel and resort offerings, are designed to attract different segments of the market throughout the year. We believe our business strategy and development plan allow us to achieve a more consistent demand, longer average length of stay in our hotels, more diversified sources of revenue and higher margins than gaming-centric facilities.

Building on our key strengths, we seek to enhance our position as the leading developer and operator of integrated resorts and casinos in Macao by continuing to implement the following business strategies:

- **Developing and diversifying our integrated resort offerings on Cotai to include a full complement of products and services to cater to different market segments.** Our development on Cotai includes four integrated resorts, MICE space, retail, dining and entertainment facilities and a range of hotel offerings to cater to different segments of the market. In addition to The Venetian Macao, The Londoner Macao Hotel, Londoner Court and The Parisian Macao hotel rooms, we also have the Four Seasons Macao, The Grand Suites at Four Seasons, the Conrad Macao, the Sheraton Grand Macao and The St. Regis Macao suites and hotel rooms. We are able to leverage the recognition and the sales, marketing and reservation capabilities of these premier hotel brands to attract a wide range of customers from different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse integrated resort offerings and the convenience and accessibility of our properties will continue to enhance the appeal of our properties to both the leisure and business customer segments.
- **Leveraging our scale of operations to create and maintain an absolute cost advantage.** Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to, lower utility costs; more efficient staffing of hotel and gaming operations; and centralized transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain back-office functions.
- **Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players.** Our properties cater not only to VIP and premium players, but also to mass market customers, which comprises our most profitable gaming segment. We believe the mass market segment will continue to exhibit long-term growth as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into the market, accompanied by supportive long-term trends in business and leisure tourism.
- **Identifying targeted investment opportunities to drive growth across our portfolio.** We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our Cotai property portfolio. Our planned development projects include fulfilling capital and operating investment requirements as part of Macao gaming concession and future phases of the renovation and redevelopment of The Londoner Macao.

2.2 BUSINESS OVERVIEW AND OUTLOOK

INDUSTRY

The Macao gaming industry continued to be impacted by COVID-19 in 2022. The Macao government announced total gross gaming revenues in Macao were MOP42.20 billion in 2022 (approximately US$5.26 billion), a 51.4% decrease compared to 2021 and an 85.6% decrease compared to 2019. In addition, total visitation to Macao in 2022 was 6 million, a 26.0% decrease compared to 2021 and a 85.5% decrease compared to 2019.

Macao is the largest gaming market in the world and the only location in China offering legalized casino gaming. We believe visitation will return to pre-pandemic levels and will continue to experience meaningful long-term growth. We believe this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, the continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. There has been significant investment announced and recently completed by concessionaires in new resort development projects on Cotai. These factors should help increase the critical mass on Cotai and further drive Macao's transformation into a leading business and leisure tourism hub in Asia.

We believe the development of additional integrated resort products in Macao will also drive a higher demand for gaming products. Table games are the dominant form of gaming in Asia, with Baccarat being the most popular game. In 2022, according to DICJ statistics, mass gaming and slot segments represented 76% of the market revenue. We believe we will continue to experience Macao market-leading visitation and are focused on driving high-margin mass market gaming, while providing luxury amenities and high service levels to our VIP and premium players. We intend to continue to introduce more modern and popular products catering to this growing customer segment and believe our continuing improvement in our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments.

Proximity to major Asian cities

Visitors from Hong Kong, South China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Various COVID-19 related restrictions and closures continued to negatively impact these transportation methods in 2022.

Prior to COVID-19, Macao drew a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry services, Cotai Water Jet. The Hong Kong-Zhuhai-Macao Bridge (the "HZMB"), connecting Hong Kong, Macao and Zhuhai, has reduced the travel time between Hong Kong and Macao from one hour by ferry to approximately 45 minutes on the road. The HZMB is part of the Greater Bay Area Initiative and plays a key role in connecting the cities in the Greater Bay Area, facilitating the visitation to Macao. Macao is also accessible from Hong Kong by helicopter.

Competition in Macao

Gaming in Macao is administered by the Macao government through concessions awarded to six different Concessionaires, of which we are one. The other concessionaires are SJM, Wynn Resorts Macau, Galaxy, MGM Grand Paradise and Melco.

Our operations also face competition from other gaming and resort destinations, both in Asia and globally.

OTHER OPERATIONS

As part of our goal to drive visitation to Cotai and improve the customer experience in Macao, we have made targeted investments to facilitate the development of Macao's transportation network. Our transportation operations comprise of the high-speed Cotai Water Jet ferry services between Hong Kong and Macao, Cotai Limo services, Cotai Shuttle bus services, airplane services for VIP and premium players, and travel agencies.

Cotai Water Jet Ferry Services

In November 2007, we launched our high-speed Cotai Water Jet ferry services between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development. Prior to the COVID-19 Pandemic, we transported passengers between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development with our fleet of ferries. The Group had suspended its ferry operations between Hong Kong and Macao in response to the COVID-19 Pandemic in early 2020 and resumed Cotai Water Jet ferry services between Hong Kong and Macao on January 8, 2023.

The Cotai Water Jet ferry services are fully managed and operated on our behalf by Chu Kong High-Speed Ferry Co., Ltd., through catamarans owned by our indirect wholly-owned subsidiaries within the Group. Each custom-built catamaran has the capacity to carry more than 400 passengers and operate at top speeds of approximately 42 knots.

We operate our ferry services pursuant to a renewed 10-year license granted by the Macao government on November 8, 2019 with an expiry date on January 13, 2030.

Cotai Limo Services

Our Cotai Limo service fleet consists of over 100 limousines. It operates 24/7 and includes 25 signature vehicles, which are provided on an exclusive basis to our VIP and premium players. Fleet deployment is managed through a centralized dispatch office for all pre-booked services, while additional vehicles are stationed at various locations to provide "on demand" services.

Cotai Shuttle Bus Services

We operate a fleet of 139 (34 owned, 105 leased) complimentary shuttle buses as at December 31, 2022. Prior to COVID-19 Pandemic, these shuttle buses transported passengers between our properties and the Macau Maritime Ferry Terminal, the Taipa Ferry Terminal and the Macau International Airport every five to ten minutes during peak periods. These shuttle buses are also supported by an additional 25 coaches available on request to serve when demand increases. The Cotai Shuttle also runs to and from two border checkpoints with mainland China, the Border Gate and Macao area of Hengqin Port, transporting visitors directly to and between our properties every five to ten minutes during peak periods. The services between the Taipa Ferry Terminal and our properties provide a connecting service for all Cotai Water Jet ferry arrivals and direct visitors to our properties. All of these routes maintain a regular schedule, although the exact operating hours are dependent on the specific route. Most routes operate at a minimum of 12 hours every day. Due to the COVID-19 Pandemic, the aforementioned routes had been operating at a reduced capacity and some routes had been temporarily suspended.

In January 2023, all of these routes resumed regular operation and transported the visitors to our properties every 10 to 15 minutes during peak periods.

Airplane Services

Through a shared services agreement with LVS, we have access to a fleet of 16 corporate configured airplanes. All airplanes are owned by LVS or by various related entities of LVS' controlling shareholder and are operated by Sands Aviation, LLC, an affiliate of our Company. We can deploy these airplanes to bring VIP and premium players from around the globe to our properties.

Cotai Ticketing

Cotai Ticketing was established in 2007 to provide ticketing services for events at our properties. Cotai Ticketing currently sells tickets for events at the Cotai Arena, The Venetian Theater, The Parisian Theater, Sands Theater, and other venues at The Venetian Macao and The Londoner Macao. Cotai Ticketing has six permanent box office locations across the properties and a call center based in Macao with three language options and direct phone numbers for Asian and North American countries. We also sell tickets online 24/7 at our website www.CotaiTicketing.com. This website is available in two languages — English and Simplified Chinese.

Travel Agencies

We have our own travel agency, CotaiTravel in Macao. We have also developed partnerships with a large number of tour and travel companies throughout Asia. These agencies provide reservations for accommodation, travel to Macao and for various shows and other activities and entertainment amenities at our properties.

Retail Mall Operations

We own and operate retail malls at our integrated resorts at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao. We own over 2.1 million square feet of gross retail space.

LEGAL PROCEEDINGS

On January 19, 2012, Asian American Entertainment Corporation, Limited ("AAEC") filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the "Defendants"). The claim was for 3.0 billion patacas (approximately US$374 million) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and LVS Nevada, LVS LLC and Venetian Casino (collectively, the "U.S. Defendants") for their joint presentation of a bid in response to the public tender held by the Macao government for the award of gaming concessions at the end of 2001. On March 24, 2014, the Macao Judicial Court issued a decision holding that AAEC's claim against VML is unfounded and that VML be removed as a party to the proceedings, and the claim should proceed exclusively against the U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision and the appeal is currently pending. On July 15, 2019, AAEC submitted a request to the Macao Judicial Court to increase the amount of its claim to 96.45 billion patacas (approximately US$12.01 billion), allegedly representing lost profits from 2004 to 2018 and reserving its right to claim for lost profits up to 2022 in due course at the enforcement stage. On September 4, 2019, the Macao Judicial Court allowed AAEC's request to increase the amount of its claim. On September 17, 2019, the U.S. Defendants appealed the decision granting AAEC's request and that appeal is currently pending. On June 18, 2020, the U.S. Defendants moved to reschedule the trial, which had been scheduled to begin on September 16, 2020, due to travel disruptions and other extraordinary circumstances resulting from the ongoing COVID-19 Pandemic. The Macao Judicial Court granted that motion and rescheduled the trial to begin on June 16, 2021. On April 16, 2021, the U.S. Defendants again moved to reschedule the trial because continued travel disruptions resulting from the pandemic prevented the representatives of the U.S. Defendants and certain witnesses from attending the trial as scheduled. AAEC opposed that motion on April 29, 2021. The Macao Judicial Court denied the U.S. Defendants' motion on May 28, 2021, concluding that, under Macao law, it lacked the power to reschedule the trial absent agreement of the parties. The U.S. Defendants appealed that ruling on June 16, 2021, and that appeal is currently pending. The trial began as scheduled on June 16, 2021. The Macao Judicial Court heard testimony on June 16, 17, 23, and July 1, 2021. By an order dated June 17, 2021, the Macao Judicial Court scheduled additional trial dates during September, October and December 2021 to hear witnesses subject to COVID-19 travel restrictions that prevented or severely limited their ability to enter Macao. That order also provided a procedure for the parties to request written testimony from witnesses who were not able to travel to Macao on those dates.

On September 6, 2021, AAEC notified the Macao Judicial Court that it would not be bringing any additional witnesses to testify in-person on the scheduled hearing dates. In submissions dated September 6 and September 20, 2021, the U.S. Defendants notified the Macao Judicial Court that certain of their witnesses remained unable to attend the September hearing dates due to ongoing travel restrictions related to the COVID-19 Pandemic. By orders dated September 11 and September 23, 2021, the Macao Judicial Court cancelled the various hearing dates scheduled in September. The Macao Judicial Court heard additional testimony on October 8, 11, and 15, and December 14 and 15, 2021. Certain witnesses who were not able to enter Macao due to COVID-19 travel restrictions presented testimony in writing. AAEC presented its factual summation on January 21, 2022. On January 26, 2022, the U.S. Defendants presented their factual summation, and AAEC and the U.S. Defendants presented rebuttal summations. A hearing was held on February 15, 2022 at which the Macao Judicial Court announced its findings on the disputed facts. That hearing continued on February 18, 2022 for the purpose of hearing any objections to the court's findings. On February 28, 2022, Plaintiff submitted its legal summation to the court file, and on March 10, 2022 the U.S. Defendants submitted their rebuttal. Final decision from the Macao Judicial Court on the merits of this action was passed on April 28, 2022, the court ruled in favor of the U.S. Defendants. On May 13, 2022 the Plaintiff appealed both the decision on the facts and the decision on the merits. On July 5, 2022, the Plaintiff's submitted its appeal brief and the U.S. Defendants filed their response brief on September 19, 2022. This appeal is currently pending with the Macao Second Instance Court. The Company will continue to defend this matter vigorously.

The Company is involved in other litigation in addition to the one described above, arising in the ordinary course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Company's financial condition, results of operations and cash flows.

2.3 CONCESSION

Until December 31, 2022, the Macao government administered gaming through concession contracts awarded to three different Concessionaires and three Subconcessionaires, including VML. On June 23, 2022, the Macao government approved and authorized an extension between VML and Galaxy, thereby extending the Subconcession from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee to the Macao government on September 20, 2022, in the amount of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.

On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, including VML, subject to satisfaction of certain conditions, including the provision of a bank guarantee of 1.0 billion patacas (approximately US$125 million) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. By December 9, 2022, VML had complied with all of these conditions.

On December 16, 2022, the Macao government granted VML, SCL's wholly owned subsidiary, one of six concessions to operate casinos in Macao. VML entered into a ten-year concession agreement with the Macao government, beginning on January 1, 2023. On December 19, 2022, VML requested the release of all the bank guarantees provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under letters of undertakings (the "Undertakings"), the Company's subsidiaries VML, VCL, VOL and CSL2, entered into deeds of reversion, pursuant to which they confirmed and agreed to revert to the Macao government the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. On the same day, VML entered into the Handover Record which granted VML the right to operate the Gaming Assets for the duration of the Concession in exchange for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively). In years two and three, the annual payment of 750 patacas per square meter will be adjusted based on Macao's average price index for the previous year. In years five through ten, the annual payment of 2,500 patacas per square meter will be adjusted based on Macao's average price index for the prior year. We are required by the Concession to operate casino games of chance in Macao. The Concession permits us to operate the Gaming Assets at Sands Macao, The Venetian Macao, The Plaza Macao and the Four Seasons Macao, The Londoner Macao and The Parisian Macao. We must invest, or cause to be invested, at least 30.24 billion patacas (approximately US$3.77 billion), including 27.80 billion patacas (approximately US$3.46 billion) on non-gaming projects (the "Investment Plan"). As part of the investment, we are obligated to develop certain gaming and non-gaming investment projects by December 2032 and allocate resources to, among other things, the attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, and themed attractions, as well as to support Macao's status as a city of gastronomy and increase community and maritime tourism. Key areas include:

- A commitment to expanding, enhancing and optimizing the scale and quality of its convention centers and associated amenities. This includes the proposed development of a new approximately 18,000-square-meter MICE facility in a new podium adjacent to the existing Cotai Expo, expanding the Company's footprint of interconnected meeting space and enabling the hosting of additional large-scale international MICE events. In conjunction with these efforts, we will strengthen the planning, organization and international marketing of convention tourism to attract global multinational companies to host annual meetings and corporate summits in Macao.

- The redevelopment of the existing Le Jardin (the "Tropical Garden" on the south side of The Londoner Macao) to create a new and unique garden-themed destination covering approximately 50,000-square-meters. The proposed garden-themed attraction will include an iconic conservatory in addition to themed green spaces and amenities. The conservatory is intended to become a Macao landmark of international renown, serving as a year-round themed attraction for tourists and residents alike.
- An expansion of entertainment and sporting events and offerings to grow international tourism, supported in part by a meaningful reinvestment and upgrade of the Cotai Arena. We will also develop several new restaurants and introduce innovative international culinary concepts to bolster Macao's status as a city of gastronomy. In addition, we will introduce a luxury yacht experience with on-board dining and entertainment including celebrity appearances, and water sports.

If Macao's annual market gross gaming revenue reaches or surpasses 180 billion patacas (approximately US$22.42 billion), we will be required to increase our investment in non-gaming projects by up to 20% in the following year. The 20% increase is subject to a 4% annual reduction if the revenue trigger occurs in the sixth year or later of the Concession's term (2028).

To operate casino games of chance, we must hold a gaming concession issued by the Macao government and are subject to regulation by the Macao gaming authorities. Our Concession is not transferable and we must pay periodic and regular fees and taxes. We must periodically submit detailed financial and operating reports to the Macao gaming authorities, as well as any other information they may request. No one may acquire any rights over the shares or assets of VML without prior consent of the Macao gaming authorities. Similarly, no one may operate the casino premises whose use has been temporarily transferred to us, either through a management agreement or any other contract or through step in rights without first obtaining the approval of the Macao gaming authorities. The transfer or creation of encumbrances over ownership of shares representing the share capital of VML or other rights relating to such shares, as well as any act involving the granting of voting rights or other shareholders' rights to persons other than the original owners, requires the approval of the Macao government and subsequent reporting to the Macao gaming authorities.

Our Concession and the applicable Macao laws require, among other things: (i) the approval of the Macao government for transfers of shares in VML, or of any rights over or inherent to such shares, such as the granting of voting rights or other shareholder's rights to persons other than the original owners, as well as for the creation of any charge, lien or encumbrance on such shares; (ii) the approval of the Macao government for transfers of shares or rights over such shares in any of our direct or indirect shareholders, provided that such shares or rights represent, directly or indirectly, 5% or more of VML's share capital; (iii) that the Macao government be notified of the creation of any encumbrance or the grant of voting rights or other shareholder's rights to persons other than the original owners on shares in any of the direct or indirect shareholders in VML, provided that such shares or rights represent 5% or more of VML's share capital; and (iv) that the Macao government be given notice of the listing on a stock exchange by any indirect shareholders holding shares representing 5% or more of VML's share capital. The requirements in provisions (ii) and (iii) above will not apply, however, to securities listed as tradable on a stock exchange. VML and any of its subsidiaries in which VML is a dominant shareholder are prohibited from being listed on any stock exchange.

The Macao gaming authorities may investigate any individual who has a material relationship or involvement with VML to determine whether this individual affects our suitability and/or financial capacity. Shareholders, including LVS and SCL shareholders who hold 5% or more of VML's share capital directly or indirectly, as well as VML's directors and its key employees, must undergo a suitability assessment. They must also maintain appropriate qualifications during the Concession and submit to the Macao Government's ongoing inspection and supervision. VML must immediately notify the Macao government of any fact of which it is aware that may be material to the qualification of any shareholder who holds 5% or more of the share capital of VML directly or indirectly, or any VML officer, director or key employee. In addition to having the authority to deny an application for a finding of unsuitability, the Macao gaming authorities also have the authority to disapprove a change in corporate position. If the Macao gaming authorities determined that one of VML's officers, directors or key employees is unsuitable, we would be required to sever all ties with that individual. In addition, the Macao gaming authorities may require us to terminate the employment of any employee who refuses to submit the required documentation. A person may be deemed unsuitable if they fail or refuse to apply for a finding of suitability after being ordered to do so by the Macao gaming authorities.

Any shareholder deemed unsuitable who continues to hold, directly or indirectly, any beneficial ownership in the shares of VML (or any other Macao registered subsidiary of the Company) for longer than the period prescribed by the Macao gaming authorities may lose their rights to the shares. After we receive notice that a person is unsuitable to be a shareholder or to have any other relationship with us, we will be subject to disciplinary action if we:

- pay that person any dividend or interest upon the shares;
- allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;
- pay remuneration in any form to that person for services rendered or otherwise; or
- fail to pursue all lawful efforts to require that person to relinquish the shares.

The Macao gaming authorities also have the authority to approve all persons who own or control the shares of a Concessionaire.

In addition, prior approval from the Macao gaming authorities is required for any loan or similar financing transaction exceeding 100 million patacas (approximately $12 million) where VML is a borrower or a lender, or which involves the creation of liens and encumbrances over VML's assets or shares.

Macao gaming authorities must also be notified five days in advance of any relevant financial decision, including the internal movement of funds that exceeds 50% of VML's share capital and any other financial decision that exceeds 10% of VML's share capital, including financial decisions related to remunerations and employee benefits.

The Macao gaming authorities must approve any change in control of VML resulting from a merger, consolidation, acquisition of shares or assets, management or consulting agreement, or any other act or conduct whereby a person obtains control. Entities seeking to acquire control must first satisfy the Macao gaming authorities on a number of strict criteria. As part of the approval process, the Macao gaming authorities may also require an investigation and suitability assessment be carried out into controlling shareholders, officers, directors and other individuals with a material relationship or involvement with the entity proposing to acquire control.

Any recapitalization plan proposed by VML's board of directors must be approved by the Macao gaming authorities prior to implementation. If deemed necessary, the Chief Executive of Macao may also require VML to increase its share capital.

The Concession also permits the Macao government to request modifications to the plans and specifications of our Macao properties, as well as to make various other decisions and determinations that may be binding on us. For instance, the Macao government may require that we contribute additional capital to our Macao subsidiaries or provide certain deposits or other performance guarantees in any amount deemed necessary by the Macao government.

Before it raises debt or equity, VML must first obtain the approval of the Macao gaming and governmental authorities, which constrains the company's ability to raise additional capital.

The Concession requires VML to submit to the Macao government, three months prior to the start of each calendar year, an annual execution plan for the specific projects outlined in the Investment Plan, detailing each project it intends to execute, the proposed amount to be spent and the execution schedule. The annual execution proposal for the year 2023 must be submitted by March 31, 2023. The Macao government will decide whether to approve the annual execution plan within two months of its submission, and may request modifications to specific projects, investment amounts, and execution schedules. If any of the annual execution proposals or portions thereof are not approved, VML must propose allocating the corresponding funds to other projects, which are also subject to approval by the Macao government. VML must submit a report detailing the execution of the previous year's annual execution proposal within three months following the end of each calendar year. In addition, VML is subject to the oversight of the Macao government in regards to the implementation of Investment Plan development projects. VML must submit regular progress reports every two months and may be required to submit additional reports whenever the progress of a development project is compromised.

If our Concession is terminated due to a breach of its terms, the Gaming Assets would be returned to the Macao government without compensation, and we would cease to generate any revenues from these operations. In many of these instances, the Concession does not specify a specific cure period within which such events may be remedied; instead, we would rely on consultations and negotiations with the Macao government to enable us to remedy any such breach.

Our Concession allows us to operate casino games of chance, but excludes mutual bets, lotteries, raffles, interactive gaming and games of chance or other gaming, betting or gambling activities on ships or aircraft.

Our Concession is governed exclusively by Macao law and we are subject to the exclusive jurisdiction of the Macao courts in case of any dispute or conflict relating to our Concession.

Our Concession expires on December 31, 2032. If our Concession is not extended or renewed, VML may be prohibited from conducting gaming operations in Macao, and we could cease generating revenues from our gaming operations as of that date. In addition, upon the expiry of our Concession, the Gaming Assets, the use of which was temporarily transferred to VML by the Macao government, will be returned to the Macao government without compensation, along with any gaming-related equipment we acquire during our Concession.

Under the terms of our Concession, we are required to pay to the Macao government an annual gaming premium consisting of a fixed portion and a variable portion based on the number and type of gaming tables and gaming machines we operate. The fixed portion of the premium is 30 million patacas (approximately US$4 million). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved, and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately US$37,360, US$18,680 and US$125, respectively), subject to a minimum of 76 million patacas (approximately US$9 million). In addition, we must pay a special gaming tax of 35% of gross gaming revenues and withholding taxes where applicable. We are also required to pay a special annual gaming premium if the average of the gross gaming revenues of our gaming tables and our electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount set by the Macao government, with the special premium being the difference between the special gaming tax based on the actual gross gaming revenues and the minimum amount. The minimum amount set by the Macao government is 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately US$1 million and US$37,360). Based on the maximum number of gaming tables and gaming machines we are currently authorized to operate, if the aggregate monthly special gaming taxes paid during the year is less than 4.50 billion patacas (approximately US$561 million), we would be required to pay the difference as the special annual gaming premium. During the year ended December 31, 2019, prior to the COVID-19 Pandemic, we paid a total of 24.56 billion patacas (approximately US$3.04 billion) in special gaming taxes and, as a result, would not have had to pay a special gaming premium.

VML must also contribute 5% of its annual gross gaming revenue to entities designated by the Macao government, including 2% to a public fund for the purpose of promoting, developing or researching cultural, social, economic, educational, scientific, academic and charitable activities, and 3% for urban construction development, the promotion of tourism and the provision of social security. For the sake of public interest, in particular if VML can successfully develop foreign tourism and attract foreign tourists to Macao for the purpose of gaming, the Chief Executive of Macao may, after hearing the opinion of the gaming regulator, reduce or exempt VML from paying the 5% contribution.

2.4 OUR PROPERTIES

Our operations consist of The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao, Sands Macao and other operations that support these properties, including our high-speed Cotai Water Jet ferry services operating between Hong Kong and Macao.


Immigration
To Zhuhai
Hong Kong-Zhuhai-Macao Bridge
Hong Kong
CHINA (Zhuhai)
Inner Harbor
MACAO PENINSULA
Zhuhai and Macao Boundary Crossing Facilities
Immigration
St. Paul's ruins
Macau Maritime Ferry Terminal
A-Ma Temple
Outer Harbor
Friendship Bridge
The Fourth Macao-Taipa Bridge
Macau Tower
Macao-Taipa Bridge
Sai Van Bridge
Taipa Ferry Terminal
TAIPA
Macao Jockey Club
Macau International Airport
COTAI
Lotus bridge
Immigration
CHINA (Hengqin Island)
COLOANE
Hac Sa Bay
Macao Peninsula
A Sands Macao
Cotai
B The Venetian Macao
C The Plaza Macao
D The Parisian Macao
E The Londoner Macao
Tropical Garden
Macao Light Rapid Transit
Construction in progress

The following table sets forth data on our existing operations as at December 31, 2022:

	The Venetian Macao	The Londoner Macao	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012[i]	September 2016	August 2008[ii]	May 2004	
Hotel rooms and suites	2,841	5,989	2,333	649	238	12,050
Paiza suites	64	—	208	—	51	323
Paiza mansions	—	—	—	19	—	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	—	1,660,000
Theater (seats)	1,800	1,701	1,200	—	650	5,351
Arena (seats)	15,000	6,000	—	—	—	21,000
Total retail (square feet)	944,000	610,000	296,000	249,000	50,000	2,149,000
Number of shops	316	128	109	137	6	696
Number of restaurants and food outlets[iii]	56	49	23	9	9	146
Total gaming facility (square feet)[iv]	503,000	400,000	272,000	108,000	176,000	1,459,000
Gaming units[v]:						
Tables	632	479	273	142	159	1,685
Slots	1,176	858	796	98	563	3,491

Notes:

(i) The Londoner Macao consists of the Conrad tower, the first Sheraton tower, the second Sheraton tower, the St. Regis tower, which opened in April 2012, September 2012, January 2013 and December 2015, respectively. The Londoner Macao Hotel located at the Conrad tower and Londoner Court located at the St. Regis tower opened in January 2021 and September 2021, respectively.

(ii) The Plaza Macao consists of the Four Seasons Hotel Macao and The Grand Suites at Four Seasons, which opened in August 2008 and October 2020, respectively. The Grand Suites at Four Seasons features 289 luxury suites.

(iii) Includes the restaurants and food outlets which are temporarily closed in response to the COVID-19 Pandemic.

(iv) Includes total gaming support areas of approximately 115,000 square feet.

(v) From January 1, 2023, VML is currently allowed to operate (a maximum of) 1,680 units of gaming tables and 3,700 units of slot machines.

The Venetian Macao

In August 2007, we opened The Venetian Macao, the anchor property of our Cotai Strip development, which is conveniently located approximately three kilometres from the Taipa Ferry Terminal on Macao's Taipa Island and ten kilometres from the bridge linking Hong Kong, Macao and Zhuhai. As at December 31, 2022, The Venetian Macao included approximately 503,000 square feet of gaming space and gaming supporting area comprising exclusive VIP rooms and an expansive mass market gaming floor.

At December 31, 2022, The Venetian Macao featured 632 table games and 1,176 slot machines or similar electronic gaming devices. The mass market gaming floor is divided into four uniquely designed areas: Red Dragon, Golden Fish, Phoenix and Imperial House. The Venetian Macao features replicas of many famous sites in the Italian city of Venice, including St. Mark's Square, the Campanile Tower and Doge's Palace. During the year ended December 31, 2022, The Venetian Macao had total visitation of approximately 9.7 million, compared to 12.8 million in 2021 and 36.0 million in 2019.

In addition to gaming facilities, The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites. Standard suites consist of an elevated sleeping area and bathroom as well as a sunken living/working area. We believe these designs respond to the needs of regional leisure and business travelers as well as patrons, and help prolong the stay of leisure or business visitors in Macao, as typically seen in Las Vegas. The 64 Paiza suites range from 2,300 to 8,000 square feet. Each Paiza suite in The Venetian Macao offers a living room, a dining room, at least two bedrooms and private concierge service. Some larger suites include a private massage room, gym, pool and media/karaoke room.

The Venetian Macao also provides a broad selection of entertainment options and amenities that caters the mass market customers, including families, and also targets VIP and premium players with bespoke products and services, such as the Paiza Club. The Venetian Macao has approximately 944,000 square feet of unique retail shopping at Shoppes at Venetian with 316 stores featuring many international brands and home to 56 restaurants and food outlets with an international assortment of cuisines. Visitors and guests can access Shoppes at Venetian from several different locations, including the main road through Cotai, Shoppes at Four Seasons, The Venetian Macao hotel and The Venetian Macao gaming floor. Retail offerings include a wide variety of selections, ranging from well-known international brands such as Louis Vuitton, Versace, Hermès, YSL, Balenciaga, Furla, Hugo Boss, Coach, and Polo Ralph Lauren, to mid-level retail offerings such as Lululemon, Nike, UNIQLO, Victoria's Secret, Marks & Spencer, Adidas, Foot Locker, Champion and FILA. The mall has an extensive selection of high-end jewelry and watch retailers such as Rolex, Omega, Bvlgari, Tiffany & Co., Cartier, Breguet, Piaget, Chaumet and Chopard.

The restaurants and stores are set along streetscapes reminiscent of the historical streetscapes in Venice. The common areas within the retail space include St. Mark's Square and three indoor canals with gondola rides.

Furthermore, The Venetian Macao features a convention center and meeting room complex of approximately 1.2 million square feet, Cotai Expo. These MICE facilities provide a flexible and expansive space that can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events or trade shows. MICE events typically take place on weekdays to attract business travelers during the slower mid-week periods while leisure travelers occupy our properties during the weekends. The Venetian Macao also has a 1,800-seat theater and a 15,000-seat arena, the Cotai Arena, which hosts world-class entertainment and sporting events.


VENETIAN

The Londoner Macao

The Londoner Macao is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and is our largest integrated resort on Cotai. The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally and was completed in 2022. The Londoner Macao presents a range of new attractions and features, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The integrated resort features four hotel towers. The first hotel tower consists of The Londoner Court with 368 luxury suites and 400 rooms and suites under the St. Regis brand. The second hotel tower consists of 659 five-star rooms and suites under the Conrad brand and The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham. The third hotel tower consists of 1,842 rooms and suites under the Sheraton brand. The fourth hotel tower consists of 2,126 rooms and suites under the Sheraton brand. The Londoner Macao currently operates approximately 400,000 square feet of gaming space and gaming supporting area, with 479 table games and 858 slot machines or similar electronic gaming devices, and includes exclusive VIP rooms designed for VIP players. The Londoner Macao also has approximately 369,000 square feet of meeting space, a 1,701-seat theater, a 6,000-seat arena and approximately 610,000 square feet of retail space with 128 stores and 49 restaurants and food outlets. For the year ended December 31, 2022, The Londoner Macao had total visitation of approximately 8.3 million, compared to 9.8 million in 2021 and 19.2 million in 2019.



The Parisian Macao

On September 13, 2016, we opened The Parisian Macao, a themed, iconic, "must-see" integrated resort connected to The Venetian Macao and The Plaza Macao, which includes approximately 272,000 square feet of gaming space and gaming supporting area with 273 table games and 796 slot machines or similar electronic gaming devices. The Parisian Macao also features 2,541 elegantly appointed rooms and suites and Shoppes at Parisian comprising of approximately 296,000 square feet of unique retail shopping with 109 stores featuring many international brands and home to 23 restaurants and food outlets with an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theater. Directly in front of The Parisian Macao, and connected via a covered walk-way to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant. For the year ended December 31, 2022, The Parisian Macao had total visitation of approximately 3.3 million, compared to 5.5 million in 2021 and 13.0 million in 2019.


PARISIAN

The Plaza Macao

In August 2008, we opened The Plaza Macao, which is located adjacent to The Venetian Macao and has approximately 108,000 square feet of gaming space and gaming supporting area with 142 table games and 98 slot machines or similar electronic gaming devices at its Plaza Casino. The Plaza Macao also has 360 elegantly appointed rooms and suites managed by FS Macau Lda., several food and beverage offerings, and conference and banquet facilities. Shoppes at Four Seasons, connecting to Shoppes at Venetian, includes approximately 249,000 square feet of retail space with 137 stores and 9 restaurants and food outlets. The Plaza Macao also features 19 ultra-exclusive Paiza Mansions, which are individually designed and made available by invitation only. The Grand Suites at Four Seasons, also managed by FS Macau Lda., opened in October 2020 and features 289 luxury suites. For the year ended December 31, 2022, The Plaza Macao had total visitation of approximately 8.6 million, compared to 12.0 million in 2021 and 24.3 million in 2019.


CHANEL

Sands Macao

We opened Sands Macao in May 2004. Sands Macao was the first Las Vegas-style casino in Macao and currently contains a mix of gaming areas for mass market and VIP players, and entertainment and dining facilities, and hotel suites. Sands Macao is situated on the Macao Peninsula near the Macau Maritime Ferry Terminal, on a waterfront parcel centrally located between the Gongbei border gate and the central business district in Macao. This location provides Sands Macao access to a large customer base, particularly the visitors who travelled to Macao by sea arriving at the Taipa Ferry Terminal or the Macau Maritime Ferry Terminal. For the year ended December 31, 2022, Sands Macao had total visitation of approximately 0.9 million, compared to 1.5 million in 2021 and 5.7 million in 2019.

As at December 31, 2022, Sands Macao features 289 suites, which are furnished with modern amenities. Sands Macao also included approximately 176,000 square feet of gaming space and gaming support area with 159 table games and 563 slot machines or similar electronic gaming devices.

In addition to gaming facilities and hotel accommodations, Sands Macao also includes restaurants, spa facilities, entertainment areas and other amenities. The dining venues feature popular regional cuisine and include a Cantonese restaurant and an upscale western-style steakhouse.


Sands
金沙
Sands
金沙

Our Development Projects

The map below indicates the location of our existing properties on Cotai. As part of the Concession Contract, VML has a financial commitment to spend 30.24 billion patacas (approximately US$3.77 billion) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately US$3.46 billion) in non-gaming projects that will also appeal to international visitors. For details on the development projects, please refer to section 2.3 of this Annual Report.


Lake and Nature Preserve
Macau University of Science & Technology
Taipa Ferry Terminal
Hong Kong-Zhuhai-Macao Bridge
Macau Int'l Airport
The Venetian Macao (Parcel 1)
The Plaza Macao (Parcel 2)
The Londoner Macao (Parcels 5&6)
The Parisian Macao (Parcel 3)
Tropical Garden
Lake and Nature Preserve
Customs Immigration
China Border
Company's Operating Asset
Third Party Development

Our Land Concessions

We have received land concessions from the Macao government to build Sands Macao and Parcels 1, 2, 3 and 5 and 6 on Cotai, the sites on which The Venetian Macao (Parcel 1), The Plaza Macao (Parcel 2), The Parisian Macao (Parcel 3) and The Londoner Macao (Parcels 5 and 6) are located. We do not own these parcels; however, each land concession, which has an initial term of 25 years and is renewable at our option in accordance with Macao laws, grants us exclusive use of the land.

As specified in each land concession, we are required to pay premiums, which are either payable in a single lump sum upon acceptance of the land concession or in seven semi-annual installments, as well as annual rent for the term of the land concession, which may be revised every five years by the Macao government.

2.5 MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

During 2022, we achieved milestones in advancing several of our strategic objectives. We were awarded a new 10-year gaming concession for the operation of casino games of chance in Macao. We completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao. Additionally, we continued to strengthen our balance sheet with the LVS Term Loan to provide funds to support, among other things, the working capital and general corporate purposes of the Group.

COVID-19 PANDEMIC UPDATE

While visitation to Macao remains substantially below pre-COVID-19 Pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. Our operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. Our ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

2.5 MANAGEMENT DISCUSSION AND ANALYSIS

Our gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which our casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

At our properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels, have ceased in early January 2023.

As with prior periods, in support of the Macao government's initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, we provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

Our operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

While our properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. We cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter our current operations.

We have sufficient liquidity in place, including total cash and cash equivalents balance, excluding restricted cash and cash equivalents, of US$790 million and access to US$541 million of available borrowing capacity from our 2018 SCL Revolving Facility as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available in early January 2023. We believe we are able to support continuing operations, fulfill the contractual commitments and obligations under the Concession Contract and respond to the current COVID-19 Pandemic challenges for at least twelve months from the end of the reporting period. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

INTERCOMPANY LOAN AGREEMENT WITH LVS

On July 11, 2022, we entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, we will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

2.5 MANAGEMENT DISCUSSION AND ANALYSIS

KEY OPERATING REVENUE MEASUREMENTS

Operating revenues at The Venetian Macao, The Londoner Macao, The Parisian Macao and The Plaza Macao are dependent upon the volume of customers who stay at the hotel, which affects the price that can be charged for hotel rooms and our gaming volume. Operating revenues at Sands Macao are principally driven by casino customers who visit the properties on a daily basis.

Management utilizes the following volume and pricing measures in order to evaluate past performance and assist in forecasting future revenues. The various volume measurements indicate our ability to attract customers to our integrated resorts. In casino operations, win and hold percentages indicate the amount of revenue to be expected based on volume. In hotel operations, average daily rate and revenue per available room indicate the demand for rooms and our ability to capture that demand. In mall operations, base rent per square foot indicates our ability to attract and maintain profitable tenants for our leasable space. The following are the key measurements we use to evaluate operating revenues:

Casino revenue measurements: Table games are segregated into two groups, consistent with the Macao market's convention: Rolling Chip play (composed of VIP players) and Non-Rolling Chip play (mostly non-VIP players). The volume measurement for Rolling Chip play is non-negotiable gaming chips wagered and lost. The volume measurement for Non-Rolling Chip play is table games drop ("drop"), which is the net markers issued (credit instruments), cash deposited in the table drop boxes and gaming chips purchased and exchanged at the cage. Rolling Chip and Non-Rolling Chip volume measurements are not comparable as they are two distinct measures of volume. The amounts wagered and lost for Rolling Chip play are substantially higher than the amounts dropped for Non-Rolling Chip play. Slot handle, also a volume measurement, is the gross amount wagered for the period cited.

We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold (amount won by the casino) as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle that is won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Our Rolling Chip win percentage is expected to be 3.15% to 3.45%. Generally, slot machine play is conducted on a cash basis. Approximately 9.8% of our table games play was conducted on a credit basis for the year ended December 31, 2022.

Hotel revenue measurements: Performance indicators used are occupancy rate (a volume indicator), which is the average percentage of available hotel rooms occupied during a period, and ADR, a price indicator, which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements (such as government mandated closure, lodging for team members and usage by the Macao government for quarantine measures). The calculations of the occupancy rate and ADR include the impact of rooms provided on a complimentary basis. Revenue per available room ("RevPAR") represents a summary of hotel ADR and occupancy. Because not all available rooms are occupied, ADR is normally higher than RevPAR. Reserved rooms where the guests do not show up for their stay and lose their deposit, or where guests check out early, may be re-sold to walk in guests.

Mall revenue measurements: Occupancy, base rent per square foot and tenant sales per square foot are used as performance indicators. Occupancy represents GLOA divided by GLA at the end of the reporting period. GLOA is the sum of: (1) tenant occupied space under lease and (2) tenants no longer occupying space, but paying rent. GLA does not include space currently under development or not on the market for lease. Base rent per square foot is the weighted average base or minimum rent charge, excluding rent concessions, in effect at the end of the reporting period for all tenants that would qualify to be included in occupancy. Tenant sales per square foot is the reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period. Only tenants that have been open for a minimum of 12 months are included in the tenant sales per square foot calculation.

RESULTS OF OPERATIONS

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Net Revenues

Our net revenues consisted of the following:

	Year ended December 31,		
	2022	2021	Percent change
		US$ in millions	
Casino	**947**	1,987	(52.3)%
Rooms	**184**	276	(33.3)%
Mall	**354**	473	(25.2)%
Food and beverage	**67**	93	(28.0)%
Convention, ferry, retail and other	**53**	45	17.8%
Total net revenues	**1,605**	2,874	(44.2)%

Net revenues were US$1.61 billion for the year ended December 31, 2022, a decrease of 44.2%, compared to US$2.87 billion for the year ended December 31, 2021. Net revenues decreased across most of the business categories, mainly driven by a decrease in visitation due to tighter travel restrictions as a result of increased COVID-19 cases in the nearby region and Macao during the year ended December 31, 2022.

Our net casino revenues for the year ended December 31, 2022 were US$947 million, a decrease of 52.3%, compared to US$1.99 billion for the year ended December 31, 2021. Net casino revenues decreased across all properties primarily driven by decreased visitation.

The following table summarizes the results of our casino activity:

	Year ended December 31,		
	2022	2021	Change
		US$ in millions	
The Venetian Macao			
Total net casino revenues	**438**	944	(53.6)%
Non-Rolling Chip drop	**1,751**	3,234	(45.9)%
Non-Rolling Chip win percentage	**25.7%**	27.4%	(1.7) pts
Rolling Chip volume	**1,295**	4,412	(70.6)%
Rolling Chip win percentage(i)	**3.77%**	3.99%	(0.22) pts
Slot handle	**1,132**	1,841	(38.5)%
Slot hold percentage	**3.9%**	3.9%	— pts
The Londoner Macao			
Total net casino revenues	**194**	396	(51.0)%
Non-Rolling Chip drop	**896**	1,755	(48.9)%
Non-Rolling Chip win percentage	**21.7%**	21.6%	0.1 pts
Rolling Chip volume	**936**	3,674	(74.5)%
Rolling Chip win percentage(i)	**5.03%**	3.23%	1.80 pts
Slot handle	**671**	962	(30.2)%
Slot hold percentage	**3.4%**	3.8%	(0.4) pts
The Parisian Macao			
Total net casino revenues	**116**	244	(52.5)%
Non-Rolling Chip drop	**454**	1,146	(60.4)%
Non-Rolling Chip win percentage	**24.9%**	22.3%	2.6 pts
Rolling Chip volume	**283**	502	(43.6)%
Rolling Chip win percentage(i)	**7.66%**	3.73%	3.93 pts
Slot handle	**305**	787	(61.2)%
Slot hold percentage	**3.8%**	3.3%	0.5 pts
The Plaza Macao			
Total net casino revenues	**146**	298	(51.0)%
Non-Rolling Chip drop	**551**	1,140	(51.7)%
Non-Rolling Chip win percentage	**23.8%**	23.5%	0.3 pts
Rolling Chip volume	**1,452**	2,659	(45.4)%
Rolling Chip win percentage(i)	**4.48%**	4.64%	(0.16) pts
Slot handle	**21**	42	(50.0)%
Slot hold percentage	**9.4%**	5.7%	3.7 pts
Sands Macao			
Total net casino revenues	**53**	105	(49.5)%
Non-Rolling Chip drop	**237**	433	(45.3)%
Non-Rolling Chip win percentage	**17.9%**	17.1%	0.8 pts
Rolling Chip volume	**192**	1,073	(82.1)%
Rolling Chip win percentage(i)	**4.16%**	4.39%	(0.23) pts
Slot handle	**409**	606	(32.5)%
Slot hold percentage	**3.2%**	3.1%	0.1 pts

Note: As a result of the COVID-19 Pandemic, gaming operations were closed from July 11, 2022 to July 22, 2022.

(i) This compares to our expected Rolling Chip win percentage of 3.15% to 3.45% (calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

Room revenues for the year ended December 31, 2022 were US$184 million, a decrease of 33.3%, compared to US$276 million for the year ended December 31, 2021. The decrease was mainly driven by decreased occupancy rates and decreased revenue per available room driven by lower visitation across our properties.

The following table summarizes the results of our room activity:

	Year ended December 31,		
	2022	2021	Change
	US$ in millions, except average daily rate and revenue per available room		
The Venetian Macao			
Total room revenues	**55**	77	(28.6)%
Occupancy rate	**41.7%**	49.7%	(8.0) pts
Average daily rate (in US$)	**143**	155	(7.7)%
Revenue per available room (in US$)	**60**	77	(22.1)%
The Londoner Macao[(i)]			
Total room revenues	**61**	90	(32.2)%
Occupancy rate	**26.9%**	40.3%	(13.4) pts
Average daily rate (in US$)	**155**	160	(3.1)%
Revenue per available room (in US$)	**42**	64	(34.4)%
The Parisian Macao			
Total room revenues	**33**	54	(38.9)%
Occupancy rate	**37.9%**	52.1%	(14.2) pts
Average daily rate (in US$)	**110**	118	(6.8)%
Revenue per available room (in US$)	**42**	61	(31.1)%
The Plaza Macao			
Total room revenues	**29**	45	(35.6)%
Occupancy rate	**27.5%**	44.3%	(16.8) pts
Average daily rate (in US$)	**440**	438	0.5%
Revenue per available room (in US$)	**121**	194	(37.6)%
Sands Macao			
Total room revenues	**6**	10	(40.0)%
Occupancy rate	**51.1%**	68.2%	(17.1) pts
Average daily rate (in US$)	**141**	138	2.2%
Revenue per available room (in US$)	**72**	94	(23.4)%

Note: As a result of the COVID-19 Pandemic, a number of rooms were utilized for government quarantine purposes and to provide lodging for team members restricted from traveling between their residences and Macao in 2022 and 2021, as well as for quarantine restrictions in 2022. These rooms were excluded from the calculation of hotel statistics above.

(i) Includes Londoner Court which opened in September 2021.

Mall revenues for the year ended December 31, 2022 were US$354 million, a decrease of 25.2%, compared to US$473 million for the year ended December 31, 2021. The decrease was primarily due to decreases of US$63 million in turnover rent and US$22 million in base rent, as well as an increase in rent concessions of US$29 million granted to our mall tenants.

The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,		
	2022	2021	Change
	US$ in millions, except per square foot amount		
Shoppes at Venetian			
Total mall revenues	**154**	194	(20.6)%
Mall gross leasable area (in square feet)	**813,832**	814,784	(0.1)%
Occupancy	**81.0%**	79.7%	1.3 pts
Base rent per square foot (in US$)	**274**	292	(6.2)%
Tenant sales per square foot (in US$)(i)	**932**	1,348	(30.9)%
Shoppes at Londoner			
Total mall revenues	**47**	55	(14.5)%
Mall gross leasable area (in square feet)	**610,238**	532,175	14.7%
Occupancy	**54.7%**	54.4%	0.3 pts
Base rent per square foot (in US$)	**134**	152	(11.8)%
Tenant sales per square foot (in US$)(i)	**1,139**	1,462	(22.1)%
Shoppes at Parisian			
Total mall revenues	**25**	39	(35.9)%
Mall gross leasable area (in square feet)	**296,322**	296,322	—%
Occupancy	**67.6%**	74.5%	(6.9) pts
Base rent per square foot (in US$)	**107**	133	(19.5)%
Tenant sales per square foot (in US$)(i)	**338**	648	(47.8)%
Shoppes at Four Seasons			
Total mall revenues	**127**	184	(31.0)%
Mall gross leasable area (in square feet)	**248,674**	244,208	1.8%
Occupancy	**93.6%**	94.3%	(0.7) pts
Base rent per square foot (in US$)	**538**	549	(2.0)%
Tenant sales per square foot (in US$)(i)	**3,806**	6,300	(39.6)%

Note: This table excludes the results of our retail outlets at Sands Macao. As a result of the COVID-19 Pandemic, tenants were provided rent concessions of US$70 million and US$41 million during the years ended December 31, 2022 and 2021, respectively. Base rent per square foot presented above excludes the impact of these rent concessions.

(i) Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period.

Food and beverage revenues for the year ended December 31, 2022 were US$67 million, a decrease of 28.0%, compared to US$93 million for the year ended December 31, 2021. The decrease was primarily driven by a decrease in property visitation.

Convention, ferry, retail and other revenues for the year ended December 31, 2022 were US$53 million, an increase of 17.8%, compared to US$45 million for the year ended December 31, 2021. The increase was primarily driven by quarantine room revenue at the Sheraton Grand Macao hotel and The Parisian Macao hotel. Our ferry operations between Hong Kong and Macao had been suspended in response to the COVID-19 Pandemic since January 30, 2020, while the services resumed on January 8, 2023.

Operating Expenses

Our operating expenses consisted of the following:

	Year ended December 31,		
	2022	2021	Percent change
	US$ in millions		
Casino	**1,077**	1,653	(34.8)%
Rooms	**109**	117	(6.8)%
Mall	**47**	43	9.3%
Food and beverage	**117**	128	(8.6)%
Convention, ferry, retail and other	**58**	53	9.4%
Provision for expected credit losses, net	**4**	3	33.3%
General and administrative expense	**546**	545	0.2%
Corporate	**60**	69	(13.0)%
Pre-opening	**(1)**	11	N.M.
Depreciation and amortization	**750**	733	2.3%
Net foreign exchange (gains)/losses	**(4)**	38	(110.5)%
Loss on disposal of property and equipment, investment properties and intangible assets	**4**	19	(78.9)%
Fair value loss/(gain) on derivative financial instruments	**1**	(1)	N.M.
Total operating expenses	**2,768**	3,411	(18.9)%

N.M. — not meaningful

Operating expenses were US$2.77 billion for the year ended December 31, 2022, a decrease of 18.9%, compared to US$3.41 billion for the year ended December 31, 2021. The decrease in operating expenses was primarily driven by decreased levels of business due to the continuous impact of the COVID-19 Pandemic.

Casino expenses for the year ended December 31, 2022 were US$1.08 billion, a decrease of 34.8%, compared to US$1.65 billion for the year ended December 31, 2021. The decrease was primarily due to a decrease in gaming taxes as a result of decreased casino revenues.

Room expenses for the year ended December 31, 2022 were US$109 million, a decrease of 6.8%, compared to US$117 million for the year ended December 31, 2021. The decrease was primarily driven by decreases in payroll, management fees and other operating expenses as a result of lower hotel occupancy.

Mall expenses for the year ended December 31, 2022 were US$47 million, an increase of 9.3%, compared to US$43 million for the year ended December 31, 2021. The increase was primarily driven by increased marketing expenses.

Food and beverage expenses for the year ended December 31, 2022 were US$117 million, a decrease of 8.6%, compared to US$128 million for the year ended December 31, 2021. The decrease was primarily driven by lower cost of sales, payroll and other operating expenses consistent with lower business volumes.

Convention, ferry, retail and other expenses for the year ended December 31, 2022 were US$58 million, an increase of 9.4% compared to US$53 million for the year ended December 31, 2021. The increase was primarily due to a one-off receipt of insurance proceeds related to Typhoon Higos in 2021.

General and administrative expenses were US$546 million for the year ended December 31, 2022, remained largely consistent compared to US$545 million for the year ended December 31, 2021.

Corporate expenses were US$60 million for the year ended December 31, 2022, a decrease of 13.0% compared to US$69 million for the year ended December 31, 2021. The decrease was primarily driven by a decrease in royalty fees due to lower revenues across all properties.

Pre-opening expenses were a credit of US$1 million for the year ended December 31, 2022, compared to an expense of US$11 million for the year ended December 31, 2021. The pre-opening expenses in 2021 was primarily due to pre-opening activities at The Londoner Macao.

Depreciation and amortization expense was US$750 million for the year ended December 31, 2022, an increase of 2.3%, compared to US$733 million for the year ended December 31, 2021. The increase was primarily due to the addition at The Londoner Macao for those areas that were completed.

Net foreign exchange gains for the year ended December 31, 2022 were US$4 million, compared to net foreign exchange losses of US$38 million for the year ended December 31, 2021. Net foreign exchange movements were primarily associated with the US$ denominated debt.

Loss on disposal of property and equipment, investment properties and intangible assets was US$4 million for the year ended December 31, 2022, compared to US$19 million for the year ended December 31, 2021. The decrease was primarily due to reduction in asset disposals and demolition costs related to The Londoner Macao project due to completion in 2022.

Adjusted Property EBITDA

The following table summarizes information related to our segments:

	Year ended December 31,		
	2022	2021	Percent change
	US$ in millions		
The Venetian Macao	**(25)**	297	(108.4)%
The Londoner Macao	**(189)**	(84)	125.0%
The Parisian Macao	**(103)**	(17)	505.9%
The Plaza Macao	**81**	219	(63.0)%
Sands Macao	**(81)**	(69)	17.4%
Ferry and other operations	**(6)**	(5)	20.0%
Total adjusted property EBITDA[(i)]	**(323)**	341	(194.7)%

(i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

Adjusted property EBITDA for the year ended December 31, 2022 was a loss of US$323 million compared to an adjusted property EBITDA of US$341 million for the year ended December 31, 2021. The decrease was driven by decreased visitation at our properties as tighter border restrictions were introduced as a result of increased COVID-19 cases in Macao and the surrounding region. Management continues to focus on operational efficiencies and cost control measures on the gaming and non-gaming business.

Finance Costs

The following table summarizes information related to finance costs:

	Year ended December 31,		
	2022	2021	Percent change
	US$ in millions		
Interest and other finance costs	**446**	387	15.2%
Less: interest capitalized	**(2)**	(14)	(85.7)%
Finance costs, net	**444**	373	19.0%

Finance costs, net of amounts capitalized, were US$444 million for the year ended December 31, 2022, compared to US$373 million for the year ended December 31, 2021. The increase in interest and other finance costs of US$59 million was primarily due to an increase in our weighted average total debt balance. The weighted average debt balance increased in connection with a total drawdown of US$1.20 billion on the 2018 SCL Revolving Facility during the year ended December 31, 2022 and the US$1.0 billion LVS Term Loan since July 2022. The weighted average interest rate decreased from 5.1% to 5.0% during the year ended December 31, 2022, primarily due to interest expense savings resulting from the refinancing of Senior Notes due 2023 through the issuance of Senior Notes in September 2021, which carries a lower interest rate and a reduction in standby fees due to a lower availability from the 2018 SCL Revolving Facility, partially offset by a total increase of 50 basis points to the interest rates of Senior Notes due to two credit rating downgrades during 2022 and an increase in the weighted average interest rate of the 2018 SCL Revolving Facility from 2.6% to 4.3%.

The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings.

Loss for the Year

Loss for the year ended December 31, 2022 was US$1.58 billion, compared to a loss of US$1.05 billion for the year ended December 31, 2021.

2.5 MANAGEMENT DISCUSSION AND ANALYSIS

LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES

We fund our operations and capital expenditures through cash generated from our operations and our debt financing. Total unrestricted cash and cash equivalents were US$790 million as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 were made available to use in early January 2023. Such cash and cash equivalents were primarily held in US$, MOP and HK$.

Our 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In November 2022, we extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived our requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through July 31, 2023. Our compliance with our financial covenants for periods beyond December 31, 2022 could be affected by certain factors beyond our control, such as the impact of the COVID-19 Pandemic, including travel, quarantine and border restrictions occurring in the future. The 2018 SCL Credit Facility expires on July 31, 2023; however, we believe we will be successful in extending the maturity date of the facility prior to its expiration and obtain additional waiver extensions (if needed). If we are unable to extend the maturity date or refinance the 2018 SCL Credit Facility, we would be required to seek alternative forms of capital to repay the outstanding balance.

Any defaults under our debt agreements would allow the lenders, in each case, to exercise their rights and remedies as defined under their respective agreements. If the lenders were to exercise their rights to accelerate the due dates of the indebtedness outstanding, there can be no assurance we would be able to repay or refinance any amounts that may become due and payable under such agreements, which could force us to restructure or alter our operations or debt obligations.

On July 11, 2022, we entered into an intercompany term loan agreement with LVS, pursuant to which LVS has extended to us a subordinated unsecured term loan in the amount of US$1.0 billion on July 11, 2022 repayable on July 11, 2028. The loan was provided to us in order to support, among other things, the working capital and general corporate purposes of the Group. During the year ended December 31, 2022, we drew a total of US$1.20 billion under the 2018 SCL Credit Facility to fulfill the Concession Contract requirements and provide incremental liquidity.

We believe we have sufficient liquidity in place, including total unrestricted cash and cash equivalents of US$790 million, access to available borrowing capacity of US$541 million under our 2018 SCL Revolving Facility as at December 31, 2022. Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available in early January 2023. We also believe we are well positioned to support our continuing operations, fulfill the obligations and commitments under the Concession Contract and complete any construction projects that are underway. We have taken various mitigating measures to manage through the current environment, including a cost and capital expenditure reduction program to minimize cash outflow for non-essential items.

Cash Flows — Summary

Our cash flows consisted of the following:

	Year ended December 31,	
	2022	2021
	US$ in millions	
Net cash (used in)/generated from operating activities	**(473)**	88
Net cash used in investing activities	**(325)**	(634)
Net cash from financing activities	**1,821**	366
Net increase/(decrease) in cash and cash equivalents	**1,023**	(180)
Cash and cash equivalents at beginning of year	**678**	861
Effect of exchange rate on cash and cash equivalents	**1**	(3)
Cash and cash equivalents at end of year	**1,702**	678

Cash and cash equivalents of US$1.70 billion as at December 31, 2022 includes restricted cash and cash equivalents of US$912 million that became unrestricted in early January 2023.

Cash Flows — Operating Activities

Net cash used in operating activities for the year ended December 31, 2022 was US$473 million, compared to net cash generated from operating activities of US$88 million for the year ended December 31, 2021. We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash used in operating activities of US$473 million was primarily attributable to the increased operating losses and increased working capital requirements due to the decrease in visitation resulting from COVID-19 travel restrictions across key mainland China markets and Macao having COVID-19 outbreaks during the year ended December 31, 2022.

Cash Flows — Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was US$325 million, primarily due to the placement of a US$125 million restricted bank deposit since December 2022 in order to fulfill bank guarantee requirements related to the Concession Contract and capital expenditures of US$241 million, including US$173 million for The Londoner Macao, US$52 million for The Venetian Macao, US$9 million for The Plaza Macao, and US$7 million for our other operations, mainly at The Parisian Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash from financing activities for the year ended December 31, 2022 was US$1.82 billion, which was primarily attributable to a total drawdown of US$1.20 billion under the 2018 SCL Credit Facility in 2022 and proceeds of US$1.0 billion from the LVS Term Loan in July 2022, partially offset by interest payments of US$367 million.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,	
	2022	2021
	US$ in millions	
The Venetian Macao	**52**	71
The Londoner Macao	**173**	538
The Parisian Macao	**3**	4
The Plaza Macao	**9**	19
Sands Macao	**4**	7
Ferry and other operations	**—**	1
Total capital expenditures	**241**	640

The Londoner Macao is the result of our renovation, expansion and rebranding of Sands Cotai Central, which included the addition of extensive thematic elements both externally and internally. The Londoner Macao presents a range of new attractions and features, including some of London's most recognizable landmarks, such as the Houses of Parliament and the Elizabeth Tower (commonly known as "Big Ben"), and interactive guest experiences. The integrated resort features The Londoner Macao Hotel with 594 London-themed suites, including 14 exclusive Suites by David Beckham, Londoner Court with 368 luxury suites and the 6,000-seat Londoner Arena. The Londoner Arena and the expansion of Shoppes at Londoner were completed during the first half of 2022.

CAPITAL COMMITMENTS

Capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	
	2022	2021
	US$ in millions	
Contracted but not provided for	**72**	75

As part of the Concession Contract, VML has a financial commitment to spend 30.24 billion patacas (approximately US$3.77 billion) through 2032 on both capital and operating projects, including 27.80 billion patacas (approximately US$3.46 billion) in non-gaming projects that will also appeal to international visitors. VML is currently in discussion with the Macao government to agree the annual execution proposal for the year 2023. Please refer to section 2.3 of this Annual Report for further information.

2.5 MANAGEMENT DISCUSSION AND ANALYSIS

DIVIDENDS

The Board does not recommend the payment of a final dividend for the year ended December 31, 2022.

CONTINGENT LIABILITIES

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

CHARGES ON GROUP ASSETS

Except for the approximately US$125 million and US$289 million of bank deposits pledged as security for the bank guarantees required by the Macao government (see Note 17 to the Consolidated Financial Statements for details), none of the Group's assets were charged as security for any liabilities, liens or encumbrances as at December 31, 2022.

2.6 PRIORITY RISK FACTORS

We have identified and set out below the principal risks to the Group's business. In evaluating the Company, you should carefully consider these risks in addition to other information in this Annual Report. Additional risks and uncertainties not currently known to us or that we currently deem to be insignificant may also have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Business

COVID-19 has materially adversely affected the number of visitors to our facilities and has disrupted our operations.

COVID-19 has materially adversely affected the number of visitors to our facilities and disrupted our operations. While our properties are fully open as of the date of this Annual Report, the pace of recovery from the COVID-19 Pandemic has varied, and accordingly COVID-19 continues to have a significant impact on our operations. The extent to which the adverse impact on our business will be mitigated depends on future developments, which are highly uncertain and cannot be predicted with confidence. Such developments include the following:

- the extent of any resurgence or variants of COVID-19 or any other infectious diseases in areas where we operate or where our customers are located;
- the manner in which our customers, suppliers and other third parties respond to COVID-19, including the perception of safety and health measures we implement;
- new information that may emerge concerning the severity of COVID-19, and the actions to contain or treat it, especially in area where we operate;
- general, local or national economic conditions;
- local or national rules, regulations or policies which may restrict travel and operating hours or impose other operating restrictions;
- limitations or restrictions on domestic or international travel or reluctance to travel to our properties; and
- consumer confidence.

Accordingly, we cannot reasonably estimate the extent to which COVID-19 will further impact our business and financial condition, results of operations and cash flows.

Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy.

Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; fear of exposure to a widespread health epidemic, such as the COVID-19 Pandemic; any weaknesses in the job or housing market; credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fear of war, political instability, civil unrest or future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations.

2.6 PRIORITY RISK FACTORS

Natural or man-made disasters, an outbreak of highly infectious or contagious disease, political instability, civil unrest, terrorist activity or war could materially adversely affect the number of visitors to our facilities and disrupt our operations.

So-called "Acts of God," such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious or contagious diseases, political instability, civil unrest, terrorist activity or war may result, and in the case of the COVID-19 Pandemic, have resulted, in decreases in travel to and from, and economic activity in, area in which we operate, and may adversely affect, and the COVID-19 Pandemic has adversely affected, the number of visitors to our properties. We also face potential risks associated with the physical effects of climate change, which may include more frequent or severe storms, typhoons, flooding, rising sea levels and shortages of water. To the extent climate change causes additional changes in weather patterns, our properties along the coast could be subject to an increase in the number and severity of typhoons and coastal and river flooding could cause damage to these properties, and all our properties could be subject to increased precipitation levels and heat stress. Any of these events may disrupt our ability to staff our business adequately, could generally disrupt our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will provide any coverage or be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties.

Our business is sensitive to the willingness of our customers to travel.

We are dependent on the willingness of our customers to travel. Only a portion of our business is and will be generated by local residents. Most of our customers travel to reach our properties. Infectious diseases may severely disrupt, and in the case of the COVID-19 Pandemic, have severely disrupted, domestic and international travel, which would result in a decrease in customer visits to Macao, including our properties. Regional political events, acts of terrorism or civil unrest, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions from these types of events in air or other forms of travel would have on our business, financial condition, results of operations and cash flows.

We are subject to extensive regulations that govern our operations.

We are required to obtain and maintain licenses from various jurisdictions in order to operate certain aspects of our business, and we are subject to extensive background investigations and suitability standards in our gaming business. There can be no assurance we will be able to obtain new licenses or renew any of our existing licenses, or if such licenses are obtained, such licenses will not be conditioned, suspended or revoked; and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to anti-corruption laws and regulations, such as the FCPA, which generally prohibits U.S. companies (such as LVS, of which we are a subsidiary) and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations, as well as regulations set forth by the gaming authorities in Macao. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations.

Our current debt service obligations contain, or any future debt service obligations and instruments may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to:

- incur additional debt, including providing guarantees or credit support;
- incur liens securing indebtedness or other obligations;
- dispose of certain assets;
- make certain acquisitions;
- pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties;
- enter into sale and leaseback transactions;
- engage in any new businesses;
- issue preferred share; and
- enter into transactions with our Shareholders and our affiliates.

The 2018 SCL Credit Facility contains various financial covenants. As a result of the impact from the COVID-19 Pandemic, the 2018 SCL Credit Facility was amended on March 27, 2020, September 11, 2020, July 7, 2021 and again on November 30, 2022 to waive those financial covenants through July 31, 2023. We cannot assure you that we will be able to obtain similar waivers in the future.

As of December 31, 2022, we had US$10.11 billion of borrowings outstanding under the Senior Notes, the 2018 SCL Revolving Facility and the LVS Term Loan, and US$541 million of available borrowing capacity under the 2018 SCL Revolving Facility. This indebtedness could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our debt service obligations;
- increase our vulnerability to general adverse economic and industry conditions;
- impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes;
- require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations and development projects;
- limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate;
- require us to repurchase our Senior Notes upon certain events, such as any change in gaming law or any action by a gaming authority after which none of the Group members owns or manages casino or gaming areas or operates casino games of chance in Macao in substantially the same manner as the Group was at the issue date of the Senior Notes for a period of 30 consecutive days or more;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- subject us to higher interest expense in the event of increases in interest rates.

Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, potential approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry, and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or not make dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If we are required to raise additional capital in the future, our access to and cost of financing will depend on, among other things, global economic conditions, conditions in the global financing markets, the availability of sufficient amounts of financing, our prospects and our credit ratings. If our credit ratings were to be downgraded, or general market conditions were to ascribe higher risk to our rating levels, our industry, or us, our access to capital and the cost of any debt financing would be further negatively impacted. In addition, the terms of future debt agreements could require higher costs, include more restrictive covenants, or require incremental collateral, which may further restrict our business operations or be unavailable due to our covenant restrictions then in effect. There is no guarantee that debt financings will be available in the future to fund our obligations, or that they will be available on terms consistent with our expectations. Our credit agreement contains various financial covenants, we have entered into a waiver and amendment request letter with lenders to waive certain of its financial covenants through July 31, 2023.

We extend credit to a portion of our customers and we may not be able to collect gaming receivables from our credit players.

We conduct our gaming activities on a credit and cash basis. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than players who tend to wager lesser amounts.

During the year ended December 31, 2022, approximately 9.8% of our table games drop at our properties was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible.

In particular, we expect our operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers are from other jurisdictions, our operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our operations remain obligated to pay taxes on uncollectible winnings from customers.

Even where gaming debts are enforceable, they may not be collectible. Our inability to collect gaming debts could have a significant adverse effect on our results of operations and cash flows.

We face the risk of fraud and cheating.

Our gaming customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations face significant competition, which may increase in the future.

The hotel, resort and casino businesses are highly competitive. Our properties compete with numerous other casinos located within Macao. Additional Macao facilities announced by our competitors and the increasing capacity of hotel rooms in Macao could add to the competitive dynamic of the market.

Our operations will also compete to some extent with casinos located elsewhere in Asia, including Singapore, South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize, casino gaming.

The proliferation of gaming venues and gaming activities, such as online gaming, as well as renovations and expansions by our competitors, and their ability to attract customers away from our properties could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Associated with Our Operations

There are significant risks associated with our current and planned construction projects.

Our development projects and any other construction projects we undertake will entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors' control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of our projects, or otherwise affect the design and features. Construction contractors or counterparties for our current projects may be required to bear certain cost overruns for which they are contractually liable, and if such counterparties are unable to meet their obligations, we may incur increased costs for such developments. If our management is unable to manage successfully our construction projects, it could have a material adverse effect on our financial condition, results of operations and cash flows.

The anticipated costs and completion dates for our current and planned projects are based on budgets, designs, development and construction documents and schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows.

2.6 PRIORITY RISK FACTORS

Our Concession is redeemable by the Macao government, with compensation to us, on or after January 1, 2029.

Beginning on January 1, 2029, the Macao government has the option to redeem the Concession by providing us at least one-year's notice. In the event the Macao government exercises this redemption right, we are entitled to fair compensation or indemnity. However, we cannot assure you if our Concession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues.

Our Concession can be terminated under certain circumstances without compensation to us.

Although we were recently granted in December 2022 a new 10-year Concession to operate casino games of chance in Macao, the Macao government has the right to unilaterally terminate our Concession in the event of VML's serious non-compliance with its basic obligations under the Concession and applicable Macao laws. Upon termination of our Concession, the Gaming Assets, for which use was temporarily transferred by the Macao government to VML, would automatically be transferred back to the Macao government without compensation to us and we would cease to generate any revenues from these operations. The loss of our Concession would prohibit us from conducting gaming operations in Macao, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted.

Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Slowdown in economic growth or changes of China's current restrictions on travel and currency movements have disrupted, and could further disrupt, the number of visitors from mainland China to our casinos as well as the amounts they are willing and able to spend while at our properties.

Policies and measures adopted from time to time by the Chinese government include restrictions imposed on exit visas granted to residents of mainland China for travel to Macao and Hong Kong, such as those implemented in connection with the COVID-19 Pandemic. These measures have, and any future policy developments implemented may have, the effect of reducing the number of visitors to Macao from mainland China, which could adversely impact tourism and the gaming industry in Macao.

The Macao government could grant additional rights to conduct gaming in the future and increase competition we face.

We hold one of only six gaming concessions authorized by the Macao government to operate casino games of chance in Macao through December 31, 2032. If in future the Macao government were to allow additional gaming operators in Macao, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Conducting business in Macao has certain political and economic risks.

Our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao, and by changes in policies of the government or changes in laws and regulations or their interpretations. Our operations are also exposed to the risk of changes in laws and policies that govern operations of companies based in Macao. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows.

Current Macao laws and regulations concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, our activities are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues.

The Macao smoking control legislation prohibits smoking in casinos other than in certain enumerated areas. Such legislation may deter potential gaming customers who are smokers from frequenting casinos with smoking bans. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in Macao or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows.

Our tax arrangements with the Macao government may not be available on terms favorable to us or at all.

We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games, but does not apply to our non-gaming activities. We continued to benefit from this tax exemption through December 31, 2022. Additionally, we entered into a shareholder dividend tax agreement with the Macao government in April 2019, effective through June 26, 2022, providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits (the "Shareholder Dividend Tax Agreement"). In December 2022, we requested a corporate tax exemption on profits generated by the operation of casino games in Macao for the new gaming concession period effective from January 1, 2023 through December 31, 2032, or for a period of corporate tax exemption that the Chief Executive of Macao may deem more appropriate. We are evaluating the timing of an application for a new shareholder dividend tax agreement. There is no certainty either of these tax arrangements will be granted.

We may be held jointly liable with gaming promoters for their activities in our casinos.

Macao's Court of Final Appeal ruled on November 19, 2021 that gaming concessionaires are jointly liable with gaming promoters, including their managers and employees, for activities conducted by gaming promoters in gaming concessionaires' casinos when those activities relate to the typical activity of gaming promoters and are conducted for the benefit of gaming concessionaires. The Macao legislature has subsequently, and with retroactive effect, interpreted and clarified the law underpinning joint liability, stating that the activities of gaming promoters in the casinos of gaming concessionaires only result in joint liability if the deposited funds or chips were used to play games of chance in the casinos or correspond to winnings from such games. We do not currently depend on gaming promoters for any portion of our gaming revenue, but we have in the past and may do so again in the future. Whilst we have always strived for excellence in monitoring systems and practices for gaming promoters operating in our casinos, we cannot guarantee that we are able to monitor all of their activities. In addition, we cannot guarantee to what extent the Macao courts will hold us liable for the past and future activities conducted by gaming promoters in our casinos, nor can we determine what the Macao courts will consider to be typical activities of gaming promoters given the recently enacted interpretation of relevant laws.

We are subject to limitations of the pataca and HK dollars exchange markets and restrictions on the export of the Renminbi.

Our revenues are denominated in patacas and HK dollars. The Macao pataca is pegged to the HK dollar and, in many cases, is used interchangeably with the HK dollar in Macao. The HK dollar is pegged to the U.S. dollar. Although currently permitted, we cannot assure you patacas and HK dollars will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas and HK dollars into U.S. dollars over a relatively short period may be limited.

We are currently prohibited from accepting wagers in Renminbi. There are also restrictions on the remittance of the Renminbi from mainland China and the amount of Renminbi that can be converted into foreign currencies, including the pataca and HK dollar. Restrictions on the remittance of the Renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of Renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of Renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules.

VML may have financial and other obligations to foreign workers seconded to its contractors under government labor quotas.

The Macao government has granted VML quotas to permit it to hire foreign workers. VML has effectively seconded part of the foreign workers employed under these quotas to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these workers, including for payment of wages and taxes and compliance with labor and workers' compensation laws. VML requires each contractor to whom it has seconded these foreign workers to indemnify VML for any costs or liabilities VML incurs as a result of such contractor's failure to fulfill their obligations. VML's agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors' complete work on the projects. We cannot assure you VML's contractors will fulfill their obligations to foreign workers employed under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to foreign workers seconded to contractors under VML's quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations.

Human Capital Related Risk Factors

We depend on the continued services of key officers.

Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including our Chairman and Chief Executive Officer Mr. Robert Glen Goldstein, Dr. Wong Ying Wai (Wilfred), Mr. Chum Kwan Lock, Grant, Mr. Sun MinQi (Dave) and Mr. Dylan James Williams. The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business.

We compete for limited management and labor resources in Macao, and policies of government may also affect our ability to employ imported managers or labor.

Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao government requires we only hire Macao residents in our casinos for certain employee roles, including roles such as dealers. In addition, we are required to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition in Macao for managers and employees with the skills required to perform the services we offer and competition for these individuals is likely to increase as other competitors expand their operations. Such competition has intensified recently as certain skilled managers have elected to return to their home countries due to the impact of the COVID-19 Pandemic.

We may have to recruit managers and employees from other countries to adequately staff and manage our properties and certain Macao government policies affect our ability to hire non-resident managers and employees in certain job classifications. Despite our coordination with the Macao labor and immigration authorities to ensure our management and labor needs are satisfied, we may not be able to recruit and retain a sufficient number of qualified managers or employees for our operations or the Macao labor and immigration authorities may not grant us the necessary visas or work permits.

If we are unable to obtain, attract, retain and train skilled managers and employees, and obtain any required visas or work permits for our skilled managers and employees, our ability to adequately manage and staff our existing properties and planned development projects could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

General Risk Factors

Our insurance coverage may not be adequate to cover all possible losses that our properties could suffer and our insurance costs may increase in the future.

We maintain comprehensive insurance programs for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their amount, breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a pandemic or catastrophic nature, such as infectious disease, (for example, the COVID-19 Pandemic), earthquakes, hurricanes, floods or cyber-related losses, or certain other liabilities including terrorist activity, political unrest, geopolitical strife or actual or threatened war may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property.

Certain of our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements.

Failure to maintain the integrity of our information and information systems or comply with applicable privacy and cybersecurity requirements and regulations could harm our reputation and adversely affect our business.

Our business requires the collection and retention of large volumes of data and non-electronic information, including credit card numbers and other information in various information systems we maintain and in those maintained by third parties with whom we contract and may share data. We also maintain internal information about our employees and information relating to our operations. The integrity and protection of that information are important to us. Our collection of such information is subject to extensive private and governmental regulation.

Privacy and cybersecurity laws and regulations are developing and changing frequently, and vary significantly by jurisdiction. We may incur significant costs in our efforts to comply with the various applicable privacy and cybersecurity laws and regulations as they emerge and change. Compliance with applicable privacy laws and regulations also may adversely impact our ability to market our products, properties, and services to our guests and patrons. Non-compliance by us, or potentially by third parties with which we share information, with any applicable privacy and cybersecurity law or regulation, including accidental loss, inadvertent disclosure, unauthorized access or dissemination, or breach of security may result in damage to our reputation and could subject us to fines, penalties, required corrective actions, lawsuits, payment of damages, or restrictions on our use or transfer of data.

LVS, our parent company, has experienced a sophisticated criminal cybersecurity attack in the past and may experience with more frequency global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us (as a subsidiary of LVS). There has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, may be subject to cyber-attacks and information security breaches. Cyber-attacks and information security breaches may include attempts to access information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our data security measures are reviewed regularly and we rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements also face risks relating to cybersecurity and privacy, and we do not directly control any of such parties' information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, are determined and controlled by the payment card industry, not us. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may have an adverse effect on our operations and financial condition. Disruptions in the availability of our computer systems, or those of third parties we engage to provide gaming operating systems for the facilities we operate, through cybersecurity attacks or otherwise, could impact our ability to service our customers and adversely affect our sales and the results of our operations.

A significant theft, destruction, loss or fraudulent use of information maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the financial resources available to us relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could interrupt our operations, adversely impact our reputation and brand and expose us to increased risks of governmental investigation, litigation, fines and other liability, any of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

2.6 PRIORITY RISK FACTORS

We are subject to risks from litigation, investigations, enforcement actions and other disputes.

Our business is subject to various laws and regulations that could lead to enforcement actions, fines, civil or criminal penalties or the assertion of litigation claims and damages. In addition, improper conduct by our employees, agents or gaming promoters could damage our reputation and/or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines. In certain circumstances, it may not be economical to defend against such matters and/or our legal strategy may not ultimately result in us prevailing in a matter. The investigations, litigation and other disputes may also lead to additional scrutiny from regulators, which could lead to investigations relating to, and possibly negatively impact our Concession. We cannot predict the outcome of any pending or future proceedings and the impact they will have on our financial results, but any such impact may be material. While some of these claims are covered by insurance, we cannot be certain that all of them will be, which could have an adverse impact on our financial condition, results of operations and cash flows. Additionally, changes in applicable laws or regulations that limit carbon dioxide and other greenhouse gas emissions, discourage the use of plastic materials or regulate recovery and/or disposal of certain waste streams and packaging materials due to environmental concerns may result in increased compliance costs, capital expenditures and other financial obligations.

We could be negatively impacted by ESG and sustainability matters.

Governments, investors, customers, employees and other stakeholders are increasingly focusing on corporate ESG practices and disclosures, and expectations in this area are rapidly evolving and growing. The criteria by which our ESG practices are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG matters are inadequate and our reputation, business, financial condition and results of operations could be adversely impacted.

2.7 STAKEHOLDER INFORMATION

2.7.1 OUR SHAREHOLDERS

Shareholding Analysis and our Shareholders

Share capital (as at December 31, 2022)

Authorized share capital	16,000,000,000 ordinary shares of US$0.01 each
Issued share capital	8,093,188,866 ordinary shares of US$0.01 each

Shareholding distribution

	As at December 31, 2022			
Size of shareholding	Number of Shareholders	% of Shareholders[1]	Number of Shares held	% of the issued share capital[1]
1–1,000	**428**	**63.88%**	**187,956**	**0.002%**
1,001–5,000	**184**	**27.46%**	**407,895**	**0.005%**
5,001–10,000	**32**	**4.78%**	**261,200**	**0.003%**
10,001–100,000	**22**	**3.28%**	**739,300**	**0.009%**
100,001–1,000,000	**2**	**0.30%**	**411,600**	**0.005%**
Over 1,000,000	**2**	**0.30%**	**8,091,180,915**	**99.975%**
Total	**670**	**100%**	**8,093,188,866**	**100%**

Note:

(1) Percentage is for reference only, and may not add up to the total due to rounding.

The actual number of investors holding Shares is likely to be much greater, due to ownership of Shares being held through nominees, investment funds and the Central Clearing and Settlement System ("CCASS"). Approximately 47.28% of our issued Shares were held through CCASS as at December 31, 2022.

Shareholding by Type

Venetian Venture Development Intermediate II	**69.91%**
Institutional and Retail Investors	**30.09%**
Total	**100%**

Based on publicly available information and within the Directors' knowledge as at the Latest Practicable Date, Sands China maintained a sufficient public float at approximately 30% of our issued share capital.

Creation of Shareholder value

In 2022, the Company benefited from a number of key strengths that helped differentiate our business from our competitors, including the following:

- Providing the highest quality integrated resort offerings;
- The diversification of amenities;
- Maintaining an industry-leading development pipeline (please refer to section 2.4 of this Annual Report for details of our development projects);
- Utilizing established brands;
- Operating efficiently;
- Maintaining an experienced management team;
- Leveraging our unique MICE and entertainment facilities; and
- Deriving significant benefits from our on-going relationship with LVS.

Sands China had a loss attributable to shareholders for the year ended December 31, 2022 of US$1.58 billion, compared to a loss of US$1.05 billion in 2021. Basic loss per share for the year ended December 31, 2022 was US19.55 cents (HK$1.52) compared to a basic loss per share of US12.95 cents (HK$1.01) in 2021.

We are grateful to all Shareholders who provide us with feedback and views. If any Shareholder has comments or questions on what we are doing on his or her behalf, please contact us. Our contact information can be found in section 6 of this Annual Report. We will provide an answer to your questions. We will take your comments into account and act upon them if we believe this will improve our performance and create shareholder value.

2.7.2 OUR LENDERS

We have incurred significant capital expenditures associated with the integrated resorts in our Cotai Strip development, as part of our strategy of building critical mass at our Cotai Strip development.

During the year ended December 31, 2022, we have funded our development projects through the borrowings from the 2018 SCL Revolving Facility. Please refer to Note 22 to the Consolidated Financial Statements for particulars of our borrowings.

We will continue to incur capital and operating expenditure under the Concession. We are required to invest, or cause to be invested, at least 30.24 billion patacas (approximately US$3.77 billion), including 27.80 billion patacas (approximately US$3.46 billion) on non-gaming projects. As part of the investment, we are obligated to develop certain gaming and non-gaming investment projects by December 2032 and dedicate resources to, among others, the attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness, and themed attractions, as well as support Macao's position as a city of gastronomy and increase community and maritime tourism.

2.7.3 OUR CUSTOMERS

Our properties are designed to cater to a broad range of customers:

- Leisure customers who visit resort destinations for quality accommodation, retail, dining, entertainment, spas and sightseeing, and those who may opt to game as part of that experience;
- Conference and exhibition organizers who seek an environment that attracts more buyers and exhibitors to trade shows and exhibitions because of the size, flexibility, quality and ambiance of the venue, business-friendly accommodation, dining, environmentally-friendly factors and other resort facilities;
- Corporate meeting and incentive group organizers who value the extensive meeting facilities with environmentally-friendly options enabling even the largest of meetings to be held under one roof with a wide array of entertainment, dining and retail facilities;
- Mass market players who represent the highest profit margin gaming segment, and are characterized by Non-Rolling Chip and slot machine play; and
- VIP and premium players, who enjoy our private Paiza Club gaming floors, luxury accommodation and amenities, and are characterized by Rolling Chip play.

Our customers are predominantly from Asia, with our major markets being mainland China, Hong Kong, Taiwan, India, Japan, Korea, Thailand, Malaysia, Indonesia and Singapore.

We have strong relationships with travel agents and corporate and exhibition organizers throughout the region for distribution of our leisure products and promotion of our MICE offerings. In addition, we participate in trade shows in source markets to build brand awareness and promote our services and facilities.

2.7.4 OUR COMMITMENT TO SUSTAINABILITY

Board oversight of ESG Issues

The Board has overall responsibility for SCL's ESG program and reporting. The ESG Committee assists the Board with fulfilling its oversight responsibilities with respect to SCL's ESG issues, strategy and reporting. Please refer to section 3.4.6 of this Annual Report for more information about the ESG Committee.

ESG Report

Sands China is committed to promoting the sustainable development of our business and of the community. In order to provide our stakeholders with more information about the Group's ESG initiatives and performance, the Company will publish a separate and comprehensive ESG report for the year ended December 31, 2022, covering the requirements set out in Appendix 27 of the Listing Rules and prepared with reference to the Global Reporting Initiative (GRI) Standards.

ESG policies and performance

Our corporate responsibility platform represents our unique approach to addressing ESG issues most material to our business, community and key stakeholders. With defined strategies supporting each pillar, we are firmly dedicated to being an ESG leader committed to our People, Community and Planet pillars. We have an overarching ambition to drive action and create positive impact.

We encourage and are grateful to those Shareholders who have elected to receive our annual and interim reports via electronic means, thereby reducing the need to print hard copies of our reports. Should you wish to start receiving an electronic copy of our annual and interim reports, please refer to section 6 of this Annual Report for more information.

To minimize the impact on our environment, this Annual Report is printed on recycled paper using soy ink.

2.7 STAKEHOLDER INFORMATION

Highlights of the 2022 Environmental and Social Performance

Corporate Responsibility Platform

Planet Pillar Ambition 2025	**17.5% reduction in Scope 1 & Scope 2 greenhouse gas emissions from a 2018 baseline**
Energy	
Scope 1 GHG emissions (MT CO_2e):	31,253
Scope 2 location-based GHG emissions (MT CO_2e):	348,941
Scope 2 market-based GHG emissions (MT CO_2e):	301,064
Total energy consumption (MWh):	698,621
Generated renewable energy (MWh):	81
International renewable energy certificates (MWh):	115,000
Water Stewardship	
Total water use (million gallons):	1,268

Drop by Drop Project

The Institute of Science and Environment at the University of Saint Joseph (USJ) Macao, a third-year project grantee, continued to study mangroves.

- USJ's annual mangrove planting supported by Sands China team members established 1,000 seedlings along the coast of Macao.
- In collaboration with USJ, we organized field research trips with local volunteers from schools, non-governmental organizations (NGOs), and other interested parties to collect mangrove roots, sediment, and water samples for further research.

Waste

Total waste generated (landfill, incineration, diverted) (MT):	16,595

Responsible Consumption

- 24% coffee and tea sourced sustainably including Rainforest Alliance certified.
- In 2022, we sourced over US$1.7 million of Forest Stewardship Council (FSC) certified products including tissue and hand towels, paper plates, cups and napkins, coasters, bags, bamboo sticks and skewers, and some furniture and furnishings.

People Pillar Ambition 2025	**7 million hours of workforce development training**

- In 2022, Sands China introduced new benefits for women returning from maternity leave, which include providing an hour off at the beginning or end of shifts for 30 days after return to help with childcare. These new benefits are the first among Macao integrated resort operators.
- 52% workforce with 10 years of service.
- 530 free booths provided at the Sands Shopping Carnival.
- Sands China completed its 11th and 12th cohorts in the Sands Procurement Academy, and 80 participants graduated from the cohorts.

Community Pillar Ambition 2025	**110,000 volunteer hours contributed to our local community**

- Sands China operated the Sheraton Grand Macao Hotel and The Parisian Macao as medical observation and quarantine facilities on several occasions during 2022, with team members entering closed-loop systems that required significant volunteer time beyond their work shifts. Team members provided 2,418,672 hours supporting quarantine and medical observation related operations in our hotels.
- In addition to our significant COVID-19-related efforts, team members have contributed with 127,151 hours of volunteer time to the local community. Sands China team members continued contributing to preparedness efforts through the annual Sands Cares Global Hygiene Kit Build with Clean the World, assembling 28,500 hygiene kits containing soap and other amenities collected from hotels at Sands China's integrated resorts for distribution to families in the Philippines facing hardship and disaster situations.

Awards and Recognitions

Sands China

- Named to the Dow Jones Sustainability Indices (DJSI) DJSI World for the first year and DJSI Asia Pacific for the second consecutive year in 2022.
- In 2022, Sands China was recognized by The Chinese University of Hong Kong (CUHK)'s Business Sustainability Indices, earned a Top 10 ranking in the Greater China Hotel Business Sustainability Index with the additional distinction of being named a Pace-setter in the index. Sands China also achieved Top 20 in the Greater China Business Sustainability Index (GCBSI), 9th in the Greater Bay Area Business Sustainability Index (GBABSI), and 9th in the Hong Kong Business Sustainability Index (HKBSI).
- Qualified as a constituent of the FTSE4Good Index Series, which recognizes companies demonstrating strong ESG practices and performance.
- With the recertification of Sands Macao in 2022, all certified Sands China hotels are Green Hotel Award Gold recipients.

Macao Green Hotel Gold Award

- The Venetian Macao
- The Parisian Macao
- Four Seasons Macao
- The Londoner Macao Hotel
- Conrad Macao
- The St. Regis Macao
- Sheraton Grand Macao
- Sands Macao

2.7.5 COMPLIANCE WITH LAWS AND REGULATIONS

Details regarding the Group's compliance with the relevant laws and regulations, which have a significant impact on the Group are provided in the Business Review section (section 2 of this Annual Report) and the Corporate Governance Report (section 3 of this Annual Report).

The Company has a formal Anti-Money Laundering Policy in place, which takes into account regulatory requirements and expectations, as well as industry demands, to ensure that regulatory compliance is maintained at the highest monitoring standards.

The Compliance Committee is established to assist the Board with its oversight of the compliance program with respect to compliance with laws and regulations applicable to the Company's business, including gaming laws and regulations; and the compliance with the Company's Code of Business Conduct and Ethics, Anti-Money Laundering Policy, and Reporting and Non-Retaliation Policy applicable to the Company's Directors, officers, team members, contractors and agents. The Compliance Committee operates under a Compliance Plan approved by the Audit Committee and is chaired by the Chief Compliance Officer.

2.7 STAKEHOLDER INFORMATION

2.7.6 RELATIONSHIPS WITH KEY STAKEHOLDERS

As at December 31, 2022, our team member profile was as follows:

Number of full-time team members:	24,315 (inclusive of 1,825 managed by hotel partners, 460 based in Zhuhai and 55 based in Hong Kong)
Average age:	44
Gender ratio:	Male 48% Female 52%
Total number of nationalities:	50

To attract, retain and motivate high performing individuals to achieve our goals and strategy, we determine team member remuneration levels by referencing the performance of the individual and that of the Company. We also adopted an equity award plan to align the interests of team members with those of our Shareholders.

We continued to manage costs and cash outflow by maintaining appropriate staffing levels, specifically through flexible workforce arrangements during periods of reduced visitation due to the COVID-19 Pandemic. We implemented a wide range of talent development initiatives and programs to encourage team members' continuous professional development. Over 2022, Sands China team members received approximately 93.3 hours of training on average, a 46% increase year over year. Among its numerous recognized programs, "Sands China's City of Gourmet – Youth Development and Integration Programme" won the Youth Empowerment Initiative category of the prestigious Pacific Asia Travel Association (PATA) Gold Awards 2022. The Company's commitment and determination to put people first, through these wide-ranging, effective and innovative human resources initiatives, enabled Sands China to win 14 human resources awards in the Greater China and Asia Pacific region.

Since the year 2020, Sands China team members provided over 7.5 million hours of community service supporting the Company's pandemic relief work.


Entertainment
That Is Simply
Out Of This
World.

3. CORPORATE GOVERNANCE REPORT

3.1 INTRODUCTION

Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating shareholder value and ensuring proper management of the Company in the interests of all stakeholders.

This report describes the corporate governance framework and practices of Sands China and how these have been applied during 2022. It explains how the Company has applied the principles of the Code. It also sets out how it has complied with the code provisions of the Code (including any exceptions thereto).

3.2 CORPORATE GOVERNANCE CODE COMPLIANCE

Throughout the year ended December 31, 2022 and up to the Latest Practicable Date, save as disclosed below, the Board considers the Company fully complied with all the code provisions and certain recommended best practices as set out in the Code.

Code Provision C.2.1 — Chairman and Chief Executive Officer roles

Code Provision C.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Robert Glen Goldstein since January 2021. The Company believes the combined roles of Mr. Goldstein provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. The Company notes the presence of five Non-Executive Directors (of whom four are independent) on the Board who bring their independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct. Furthermore, the Company's President (Dr. Wong Ying Wai) and Chief Operating Officer (Mr. Chum Kwan Lock, Grant) are also Executive Directors and assist Mr. Goldstein in his role as the bridge between the Board and the senior management and executive team on business issues. The Company believes the balance of power and authority on the Board is adequately ensured.

Code Provision F.2.2 — Annual General Meeting attendance

Code Provision F.2.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Robert Glen Goldstein was unable to attend the annual general meeting held on May 20, 2022 due to the travel restrictions in place as a result of the COVID-19 Pandemic. In his absence, the annual general meeting was chaired by Mr. Dylan James Williams, who together with Dr. Wong Ying Wai, liaised with Mr. Goldstein on all key matters prior to the meeting. Mr. Goldstein was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board.

3.3 CULTURE

Our culture inspires and challenges people to continually strive for impeccable service quality standards and excellence through innovation and teamwork, and to have the courage to question conventional thinking in the hospitality industry, guided and supported all the while by the Group's values of fairness, honesty, ethics, and a commitment to sustainability for people, our community, and the planet.

The Board is satisfied that the Group's purpose, mission, and values align with our culture.

Our Purpose	Our Mission	Our Values
We aim to create positive impact through valuable leisure and business tourism, contributing economic benefits to our community and making our region an ideal place to live, work and visit.	We develop and operate iconic integrated resorts that drive leisure and business tourism through sustainable business practices.	• Dedication to impeccable service • Excellence in business performance • Innovation by challenging conventional thinking in the hospitality industry • Fairness, honesty and a strong code of ethics • Sustainability for people, community and planet

3.4 BOARD GOVERNANCE STRUCTURE

Sands China's structure for corporate governance is as follows:


Board of Directors
Audit Committee
Remuneration Committee
Capex Committee
Nomination Committee
ESG Committee
Audit Services Group
Executive Committee
Credit Committee
Compliance Committee
Suspicious Transactions Report Committee
Junket Oversight Committee
Enterprise Risk Management ("ERM") Committee
ESG Steering Committee

The governance structure in respect of the risk management and internal control system is set out in section 3.5 of this Annual Report.

The Board

The Board is primarily concerned with the overall leadership, strategy and development of the Group to promote its long-term success for the benefit of all its Shareholders within a framework of effective controls that enable risk to be continually assessed and managed. The Board establishes the strategic objectives of the Group, ensures that the necessary resources are in place to achieve those objectives, reviews management performance and ensures that high ethical standards are adhered to.

In its decision-making process, the Board considers the likely long-term effects of any decision, the interests of the Group's team members, relationships with suppliers and customers, the impact of the Group's operations on the community and the environment, and the maintenance of Sands China's reputation for adhering to high standards of business conduct.

More information relating to the strategy for delivering our objectives can be found in section 2 of this Annual Report.

The Committees

The Board has five Committees that undertake work on its behalf, and report back to the Board: the Audit Committee, the Remuneration Committee, the Nomination Committee, the Capex Committee and the ESG Committee. These Committees assist the Board by assuming oversight responsibilities or addressing certain matters in greater depth, allowing the Board to use its time more efficiently. Following each meeting, the Chairperson of each Committee reports back to the Board to ensure that the Board is fully informed of all activities. The Board also retains responsibility for approving any actions where a Committee's role is solely advisory.

The Committees' roles and responsibilities are outlined in their respective terms of reference, which are reviewed annually to ensure they remain appropriate. On the Company's and the Stock Exchange's websites, you can find the terms of reference for the Audit Committee, the Remuneration Committee, the Nomination Committee and the ESG Committee. The terms of reference of the Capex Committee can be found on the Company's website.

The sections that follow elaborate on the Company's corporate governance structure and set out how the Board, its Committees, and the risk management system operated during 2022.

3.4.1 THE BOARD

Composition

At the Latest Practicable Date, the Board comprises eight Directors. There are three Executive Directors and five Non-Executive Directors, of whom four are independent. The biographies of each Director, setting out their specific skills and experience, are set out in section 1.3 of this Annual Report.

The Board comprises of members with a balance of skills, experience and diversity of perspectives appropriate to Sands China. These include having a deep understanding of the hospitality, gaming and MICE industries and knowledge of the local business and economic environment in Macao and more broadly in China and Asia.

Key roles

A number of roles are key to a well-run board, particularly those of the Chairman and Chief Executive Officer and the Company Secretary. Additionally, the Non-Executive Directors bring different perspectives to the Board's discussion from the Executive Directors who are involved in the day-to-day running of the business.

(a) Chairman and Chief Executive Officer

As explained in section 3.2, the roles of Chairman and Chief Executive Officer have both been performed by Mr. Robert Glen Goldstein since January 2021.

The principal responsibilities in capacity as Chairman are:

- Chairing and managing the functioning of the Board.
- Setting the Board's agenda with the President and senior management and ensuring adequate time is available for discussion of all agenda items, in particular strategic issues.
- Promoting a culture of openness and debate by facilitating the effective contribution of the Non-Executive Directors.
- Ensuring Directors receive accurate, timely and clear information and also ensuring effective communication with Shareholders.
- Ensuring appropriate standards of governance permeate through all levels of the Company.

The principal responsibilities in capacity as Chief Executive Officer are:

- Developing the business strategies and support plans for approval by the Board.
- Implementing the objectives and policies agreed by the Board.
- Managing and leading the senior management, including the President, the Chief Operating Officer and the Chief Financial Officer, and executive team.
- Acting as a bridge between the Board and the senior management and executive team, ensuring the Board is aware of the Executive Directors', senior management's and executive team's views on business issues.
- Setting an example to the Company's team members and communicating to them the expectations of the Board in relation to the Company's culture, values and behaviour.

(b) Non-Executive Directors

The Non-Executive Directors bring a mix of business experience and external perspectives as they are not involved in the day-to-day running of the business. Their principal responsibilities are:

- Bringing independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct.
- Taking the lead where potential conflicts of interest arise.
- Serving on Board Committees where individual members have specific expertise or where independent oversight is required.
- Scrutinising the Company's performance in achieving agreed corporate goals and objectives, and monitoring of performance.

The Non-Executive Director, Mr. Charles Daniel Forman, is not independent given his connection with the parent company, LVS. Nevertheless, he brings direct experience of the leisure and hotel industries and adds considerable value to the Board's decision-making process. Although not considered independent, he acts in the interests of Sands China and all its Shareholders in his capacity as Board member.

The other four Non-Executive Directors are considered to be independent, meeting the Listing Rule's requirement that at least one-third of the Board should be independent. Given the substantial shareholding held by LVS, the Independent Non-Executive Directors have a particular responsibility to safeguard the interests of minority Shareholders notwithstanding the Board and the majority Shareholder both understand decisions should always be made in the best interests of the Company.

(c) Company Secretary

The Company Secretary plays an important role in ensuring the smooth functioning of the Board. The role of Company Secretary includes:

- Working with the Chairman to ensure there is a good and timely flow of information to Directors.
- Ensuring the correct Board procedures are followed.
- Facilitating induction activities for new Directors and assisting with the continuing professional development of Board members.
- Taking and keeping minutes of all Board and Committee meetings.
- Advising the Chairman and the Board on all corporate governance-related matters.

Governance framework for the Board

The Board has a number of policies and procedures in place to formalize its governance framework and to ensure it operates transparently and in accordance with best practice.

(a) Board of Directors Corporate Governance Guidelines ("CG Guidelines")

The Board has adopted a set of Corporate Governance Guidelines, which was last updated in October 2022 and is consistent with the requirements of the Code. The CG Guidelines is available on the Company's website. The principal matters covered are:

- Board membership and Committees.
- Board refreshment and management succession planning.
- Conduct of Directors and delegation of matters by the Board.
- Procedures for Board meetings, management of conflict of interests and determination of Directors' remuneration.
- Requirements for induction of new Directors and continuing education of existing Directors.
- Evaluation of Board and Committees performance.
- Provisions of access to management and advisors.
- Corporate governance functions of the Board.
- Board responsibilities for strategy, business model and culture.

(b) Board of Directors Approval and Authorization Policy ("A&A Policy")

The Board has a formal Approval and Authorization Policy, which was last updated in July 2022, that sets out matters reserved to the Board. The principal matters include the review and approval of:

- Annual operating and capital budgets.
- Regulatory announcements.
- Initial construction budgets for a project and any other arrangements and commitments.
- Capital projects not included in annual or other budgets.
- Charitable contributions.
- Use of professional consultants and freelance agencies.
- Issuance, incurrence and early extinguishment of external indebtedness.
- Issuance or sale of equity securities.
- External acquisition or disposition arrangements outside the normal course of business and external partnership or joint venture.
- Guidelines for Directors' and officers' liability insurance.
- Other matters where Board approval is required by laws and regulations or codes and policies adopted by the Board.

The Board is also responsible for the approval of strategies, determining risk appetite, overseeing the risk management and internal control systems and ensuring their effectiveness, approval of interim dividends and the recommendation of final dividends for Shareholders' approval.

(c) Code of Business Conduct and Ethics

The Board is also responsible for setting ethical standards for the Company. The Company has adopted a Code of Business Conduct and Ethics to ensure the highest standards of integrity and ethical behaviour are maintained by all Directors and team members.

The Code of Business Conduct and Ethics applies to all Directors, officers, team members and business partners and is based upon the following four key principles:

- Principle 1: Respect for individuals
- Principle 2: Doing business ethically and legally
- Principle 3: Protecting our Company and investors
- Principle 4: Enhancing our community

The Code of Business Conduct and Ethics also explains to team members where to go to for help or questions, and this includes a confidential hotline available to all team members. It is supported by a Team Member Handbook that provides practical day-to-day guidance and is distributed to all team members upon joining the Company. The Company's Code of Business Conduct and Ethics is available on the Company's website.

(d) Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy to ensure that our hospitality and business development practices are fully consistent with applicable record keeping and anti-corruption laws, including the FCPA and the Sarbanes-Oxley Act of 2002. The Anti-Corruption Policy is provided to all new Directors, officers and team members.

(e) Reporting and Non-Retaliation Policy

The Company has adopted a Reporting and Non-Retaliation Policy to facilitate and encourage the reporting of any misconduct at the Company, including violations or potential violations of our Code of Business Conduct and Ethics, and to ensure those reporting such misconduct will not be subject to harassment, intimidation or other retaliatory action. The Reporting and Non-Retaliation Policy is provided to all new Directors, officers and team members.

Board effectiveness and evaluation

In order to ensure Directors are able to contribute fully to Sands China, the Company has formal guidelines for induction of newly appointed Directors. These provide newly appointed Directors should receive a formal and tailored induction, to ensure they have a proper understanding of the Company's operations and they are fully aware of their legal and regulatory responsibilities.

Additionally, the Board is also responsible under its CG Guidelines for maintaining the induction and continuing education programs of all Directors. Directors are expected to participate in appropriate programs to develop and refresh their knowledge and skills and ensure their contribution to the Board remains informed and relevant. Internally facilitated briefings for Directors are arranged and relevant materials are distributed. All Directors are encouraged to attend training courses at the Company's expense.

During 2022, the Company arranged briefings on ESG related matters, ERM updates on cybersecurity, information technology, gaming promoter services, information governance and privacy, talent requisition and succession planning, crisis management and business continuity. The Company also arranged briefings on key changes to Macao's Gaming Law. In addition, relevant materials including legal and regulatory updates were provided to the Directors. All Directors received training on various areas relevant to the Company's operations, development, industry and directors' duties, with details as follows:

	Training areas		
Name of Director	**Corporate Governance**	**Legal and Regulatory**	**Business**
Executive Directors			
Robert Glen Goldstein	√	√	√
Wong Ying Wai	√	√	√
Chum Kwan Lock, Grant	√	√	√
Non-Executive Director			
Charles Daniel Forman	√	√	√
Independent Non-Executive Directors			
Chiang Yun	√	√	√
Victor Patrick Hoog Antink	√	√	√
Steven Zygmunt Strasser	√	√	√
Kenneth Patrick Chung	√	√	√

In January 2023, the Board self-reviewed its performance during 2022. It is satisfied that:

- The Board has met all statutory and regulatory requirements as well as the requirements contained in the Company's articles of association.
- The Board has made all announcements required under the Listing Rules to ensure that the market remained appropriately informed.
- Directors have met the attendance expectations for meetings of a publicly listed company.
- Directors have contributed constructively to Board deliberations and have approved resolutions where required on a properly informed basis.

The Company Secretary also received on-going relevant professional training during the year, and confirmed that he has undertaken no less than 15 hours of training during the year ended December 31, 2022.

Directors' responsibility for Financial Reporting in respect of Financial Statements

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2022.

Board activities in 2022

During 2022, the Board held ten meetings and additionally passed written resolutions in discharging its responsibilities. The Board is required under its CG Guidelines and the Code to meet a minimum of four times at approximately quarterly intervals. Apart from regular Board meetings, the Chairman also held a meeting with the Independent Non-Executive Directors without the presence of other Directors. The membership of the Board, and their attendance at the Board meetings and the general meeting held during the year, is as follows:

	Attendance/No. of Meeting(s)	
Name of Director	**Board**	**Annual General Meeting**
Robert Glen Goldstein (Chairman)	10/10[1]	0/1
Wong Ying Wai	10/10	1/1
Chum Kwan Lock, Grant	10/10	1/1
Charles Daniel Forman	10/10	1/1
Chiang Yun	10/10	1/1
Victor Patrick Hoog Antink	10/10	1/1
Steven Zygmunt Strasser	10/10	1/1
Kenneth Patrick Chung	10/10	1/1

Note:

(1) Included three Board meetings that were attended by proxy.

Agendas for each meeting are prepared by the Company Secretary in consultation with the Chairman and Chief Executive Officer, the President and the senior management. During 2022, the Board covered a wide range of matters in relation to strategy, financing, operations, financial performance, regulatory compliance and governance. The principal items considered by the Board are summarized below.

(a) Operational and business oversight

The key areas on which the Board focused during the year were as follows:

- Reviewed and approved the annual budget for 2022.
- Reviewed and approved matters relating to the extension of the Subconcession and the Concession.
- Received and considered updates from the management team on operational matters, development projects and any material litigation on a regular basis throughout the year.

(b) Governance

The main governance matters considered by the Board during the year were as follows:

- Received and considered recommendations from Board Committees on a regular basis.
- Reviewed and approved the management incentive program.
- Conducted the reviews required by the Code and the CG Guidelines including annual self-review of performance.
- Recommended to Shareholders the proposal to re-appoint Deloitte as auditor.
- Reviewed and approved the amendments to the A&A Policy, the Board Diversity Policy, the terms of reference of the Audit Committee and the Nomination Committee, the Shareholders' Communication Policy and the CG Guidelines.

The Board's activity in respect of risk management and internal control, including its interaction with the Audit Committee, is set out in more detail in section 3.5 of this Annual Report.

(c) Financial

Following the reviews and recommendations by the Audit Committee, the Board approved:

- The Company's preliminary annual results announcement and interim results announcement for release to the market.
- The Company's annual report and interim report for publication.
- The Company's quarterly U.S. GAAP financial results for inclusion by LVS in its consolidated financial statements.

(d) Regulatory

The Board focused on the following regulatory matters during the year:

- Approved public announcements prior to release through the Stock Exchange.
- Approved the publication and dispatch of the Company's annual report and interim report to Shareholders.
- Approved the publication of the Company's ESG report.

(e) Other matters

The Board additionally considered and/or approved a number of other matters following recommendations from the Audit Committee, including the entry into waiver extension and amendment request letter to the 2018 SCL Credit Facility and the continuing connected transaction in respect of the International Trademark License Agreement.

The Board considered and/or approved the registration with the SEC and the exchange offer, and the LVS Term Loan.

In addition, the Independent Non-Executive Directors conducted an annual review of the continuing connected transactions of the Company as set out in this Annual Report and are of the opinion the transactions were entered into in the ordinary and usual course of business of the Company on normal commercial terms or better, and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

3.4.2 AUDIT COMMITTEE

The Audit Committee plays a key oversight role at Sands China by ensuring the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions.

Composition

At the Latest Practicable Date, the Audit Committee comprises four Directors, all of whom are Independent Non-Executive Directors. The terms of reference specify a minimum membership of three Non-Executive Directors appointed by the Board, a majority of which should be independent. Mr. Victor Patrick Hoog Antink and Mr. Kenneth Patrick Chung have the appropriate professional qualifications and accounting and related financial management expertise.

In addition to the members of the Audit Committee and the senior management, meetings are normally attended by the Vice President of Audit, Senior Vice President and Chief Compliance Officer and the external auditor.

Responsibilities

The Audit Committee's responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in fulfilling its oversight responsibilities in the following key areas:

- Overseeing the Company's relationship with the external auditor.
- Monitoring the integrity of financial information published by Sands China.
- Performing an oversight role in respect of internal audit, risk management and internal control.
- Evaluating its own performance and review the adequacy of its terms of reference annually.

Activities in 2022

During 2022, the Audit Committee met seven times in discharging its responsibilities. Its terms of reference require it to meet at least four times in the year on a quarterly basis, or more frequently as circumstances require. The membership of the Audit Committee, and attendance at the meetings held during the year, is as follows:

Name of Committee Member	Attendance/No. of Meeting(s)
Victor Patrick Hoog Antink (Chairman)	7/7
Chiang Yun	7/7
Steven Zygmunt Strasser	7/7
Kenneth Patrick Chung	7/7

The principal matters the Audit Committee considered were:

(a) Oversight of relationship with the external auditor

The Audit Committee monitored Sands China's relationship with its external auditor, Deloitte. In particular, the Audit Committee:

- Evaluated the performance of Deloitte and their independence and objectivity. The Audit Committee recommended to the Board that they be re-appointed as auditor.
- Reviewed and approved non-audit services provided by Deloitte.

(b) Financial information

During 2022, the Audit Committee met at regular intervals to review the financial statements prepared by management for publication, discussing these with management and the external auditor, focusing on the matters specified in the terms of reference. The financial statements review included:

- The Company's preliminary annual results announcement, the annual report, the interim results announcement and the interim report.
- The Company's quarterly U.S. GAAP financial results for inclusion by LVS in its consolidated financial statements.
- Continuing connected transactions for the year.

The Audit Committee also regularly met with the external auditor, Deloitte and considered its interim report, its report on the full year audit and its audit plan.

(c) Internal audit, risk management and internal control

The Audit Committee regularly considered internal audit, risk management and internal control matters. These included:

- Reviewed the ERM program and the effectiveness of risk management and internal control systems, including resources adequacy, staff qualifications and experience, training programs and budget for internal audit, accounting and financial reporting functions.
- Reviewed the Company's financial reporting system.
- Reviewed the report of the Audit Services Group (the Company's internal audit function) on its activities and findings on a quarterly basis.
- Reviewed the performance of the Audit Services Group on an annual basis.
- Received updates on compliance issues and reviewed the whistleblowing hotline reports on a quarterly basis.
- Received updates on ERM and reports on a number of specific topics, including cybersecurity, information technology, gaming promoter services, information governance and privacy, talent requisition and succession planning, crisis management and business continuity.
- Received regular reports on legal issues affecting the Group.

Further details of the Group's risk management and internal control processes, including the Audit Committee's role and activities in 2022, is given in section 3.5 of this Annual Report.

(d) Other matters

The Audit Committee additionally reviewed a number of other matters during the year. This included certain business matters prior to consideration by the Board, including the annual budget for 2022, the entry into waiver extension and amendment request letter to the 2018 SCL Credit Facility and the continuing connected transaction in respect of the International Trademark License Agreement.

The terms of reference of the Audit Committee were reviewed and revised on October 14, 2022 to align with the amendments to the Code and the Listing Rules. The Audit Committee also conducted a review of its performance during the year and it remained satisfied with its performance.

3.4.3 REMUNERATION COMMITTEE

The primary purpose of the Remuneration Committee is to make recommendations to the Board on the Company's remuneration policy and structure. This includes base salary, benefits, long-term and short-term incentives, profit sharing plans and the terms of any agreements.

Composition

At the Latest Practicable Date, the Remuneration Committee comprises three Directors — two Non-Executive Directors (both of whom are independent) and one Executive Director who is the President. The terms of reference require a majority of the members of the Remuneration Committee (including its Chairman) are Independent Non-Executive Directors. In addition to the members of the Remuneration Committee and the senior management, the Senior Vice President of Human Resources attends the meetings by invitation.

Responsibilities

The Remuneration Committee's responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows:

- Making recommendations on the Company's remuneration policy and structure, the establishment of a formal and transparent procedure for developing remuneration policy and the remuneration of Non-Executive Directors.
- Having delegated responsibility to determine the remuneration packages of individual Executive Directors and senior management (as defined in the terms of reference of the Remuneration Committee).
- Evaluating and making recommendations to the Board with regard to incentive and share-based plans.
- Review and approve any matters relating to the administration of awards under the incentive and share-based plans.
- Evaluating its own performance and reviewing the adequacy of its terms of reference annually.

Activities in 2022

During 2022, the Remuneration Committee met once and additionally passed written resolutions in discharging its responsibilities. Its terms of reference suggest it should meet four times a year, but permit it to meet less frequently as circumstances require. The membership of the Remuneration Committee, and attendance at the meeting held during the year, is as follows:

Name of Committee Member	Attendance/No. of Meeting(s)
Steven Zygmunt Strasser (Chairman)	1/1
Victor Patrick Hoog Antink	1/1
Wong Ying Wai	1/1

The principal matters the Remuneration Committee dealt with were:

- Reviewed and recommended the management incentive program for approval by the Board.
- Reviewed and recommended the share options grants and remuneration package adjustments of senior management.

In conducting its work in relation to the remuneration of Directors and senior management, the Remuneration Committee ensured:

- No individual was involved in determining his or her own remuneration.
- Remuneration awards were determined by reference to the performance of the individual and the Company and aligned to the market practices and conditions, the Company's goals and strategies.

In respect of Non-Executive Directors, the Remuneration Committee has reviewed fees payable taking into account the particular nature of their duties, relevant guidance available and the requirements of the Listing Rules.

The Remuneration Committee conducted a review of its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate.

Additional disclosures required in respect of remuneration including the equity award plans are included later in the Directors' Report and Note 5 to the Consolidated Financial Statements in this Annual Report.

3.4.4 NOMINATION COMMITTEE

The primary purpose of the Nomination Committee is to assist the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors. It thereby helps the Board to ensure the size, structure and composition of the Board remains appropriate to enable the Board to remain effective in fulfilling its responsibilities.

Composition

The terms of reference require a majority of the members of the Nomination Committee are Independent Non-Executive Directors. They also provide the Nomination Committee should be chaired by the Chairman of the Board or an Independent Non-Executive Director. At the Latest Practicable Date, the Nomination Committee comprises three Directors — the Chairman of the Board (who also is Chairman of the Nomination Committee) and two Independent Non-Executive Directors who accordingly form a majority of the Nomination Committee.

Responsibilities

The Nomination Committee's responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in ensuring appropriate balance and composition of its membership by:

- Reviewing the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board and its committees at least annually and making recommendations on any proposed changes to the Board and its committees to complement the Company's strategy.
- Identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships.
- Making recommendations to the Board for appointments or re-appointments of Directors and succession planning for Directors.
- Assessing the independence of Independent Non-Executive Directors with reference to the factors set out in the Listing Rules and any other factors deemed appropriate by the Nomination Committee or the Board.
- Reviewing the implementation and effectiveness of the mechanisms for ensuring independent views and input are available to the Board annually.
- Reviewing the Nomination Policy (as defined in its terms of reference) and the implementation and effectiveness of the Board Diversity Policy annually.
- Evaluating its own performance and reviewing the adequacy of its terms of reference annually.

Mechanisms to ensure independent views and input

The Nomination Committee completed its annual review of the implementation and effectiveness of the following mechanisms to ensure independent views and input are available to the Board, and considered them effective:

Board and Committees' structure	The Board comprises half of Independent Non-Executive Directors who are independent of and not related to each other and any members of the senior management. Members of all governance related committees comprising a majority of Independent Non-Executive Directors.
Non-Executive Directors' remuneration	Non-executive Directors receive fixed fee for their role(s) as member of the Board and chairperson of the Committee as appropriate. None of the Independent Non-Executive Directors receives equity-based remuneration with performance related elements. Information relating to the Directors' remuneration is set out in Note 5 to the Consolidated Financial Statements in this Annual Report.
Appointment of Non-Executive Directors	External recruitment professionals will be engaged to help identify potential Non-Executive Directors. The Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, having due regard to the CG Guidelines, the Nomination Policy and the Board Diversity Policy.
Independent Non-Executive Directors' commitment and independence	The Board reviews annually each Director's contribution in performing his/her duties. Directors' meeting attendance records in 2022 are disclosed in section 3.4.1 of this Annual Report. Independent Non-Executive Directors' independence is assessed upon appointment, annually, and at any other time where considered appropriate.
Executive session (without management presence)	The Chairman at least annually holds meetings with the Independent Non-Executive Directors without the presence of other Directors.
Conflict management	The CG Guidelines provide guidance to Directors relating to the management of conflicts.
Professional advice	The Directors may seek advice from the General Counsel and Company Secretary as well as from independent professional advisors, at the Company's expense, to assist them in performing their duties to the Company.
Board evaluation	The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively.

Nomination Policy and Board Diversity Policy

The Company has a formal, considered and transparent procedure for the nomination and appointment of new Directors. The Board has delegated its authority and duties for matters relating to selection and appointment of Directors to the Nomination Committee and set out the same in the terms of reference of the Nomination Committee.

(a) Key nomination criteria and principles for the nomination of Directors

The Nomination Committee considers the following key nomination criteria and principles for the nomination of Directors:

- Review the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board and its committees at least annually and make recommendations on any proposed changes to the Board and its committees to complement the Company's strategy.
- Identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships, having due regard to the Board Diversity Policy and the individuals' ability to contribute to the effectiveness of the Board in carrying out its responsibilities set out in the Company's articles of association, the Listing Rules and applicable law and regulation and the CG Guidelines.
- The criteria for Board membership is set out in paragraph I(3) of the CG Guidelines, including:
    - o Members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, with reference to the Board Diversity Policy.
    - o Ability to dedicate sufficient time and attention to the Company's affairs.
    - o Possessing financial literacy.
    - o Possessing good character, including:
        - ▪ Integrity: Directors should demonstrate high ethical standards and integrity in their personal and professional dealings.
        - ▪ Accountability: Directors should be willing to be accountable for their decisions as directors.
        - ▪ Judgement: Directors should possess the ability to provide wise and thoughtful counsel on a broad range of issues.
        - ▪ Responsibility: Directors should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion.
        - ▪ High performance standards: Directors should have a history of achievements which reflects high standards for themselves and others.
        - ▪ Commitment and enthusiasm: Directors should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers.
        - ▪ Courage: Directors should possess the courage to express views openly, even in the face of opposition.
    - o Able to meet the following expectations:
        - ▪ Dedicate sufficient time, energy and attention to ensure the diligent performance of his/her duties.
        - ▪ Attend at least 75% of all Board meetings and meetings of the Board Committee(s) on which he or she serves, where possible.
        - ▪ Comply with duties and responsibilities set forth in the CG Guidelines and in the Company's articles of association.
        - ▪ Comply with all duties of care, loyalty and confidentiality applicable to directors of publicly traded companies.
        - ▪ Adhere to the Company's Code of Business Conduct and Ethics and Anti-Corruption Policy, including but not limited to, the policies on conflicts of interest expressed therein.
- Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and the Chief Executive Officer.

(b) Nomination procedures for appointment and re-appointment of Directors

The Nomination Committee follows the following procedures regarding the appointment of Directors:

(1) The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of the proposed Independent Non-Executive Director(s) as appropriate.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines.

(4) The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy or as an addition to the Board will be subject to re-election by Shareholders at the next annual general meeting after initial appointment in accordance with the Company's articles of association.

(5) The Shareholders approve the election of individual(s), who stand(s) for election at the general meeting, as Director(s).

The Nomination Committee follows the following procedures regarding the re-appointment of Directors:

(1) The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines, and assesses the independence of each retiring Independent Non-Executive Director.

(2) The Nomination Committee makes recommendation(s) to the Board.

(3) The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines.

(4) The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company's articles of association.

(5) The Shareholders approve the re-election of Directors at the annual general meeting.

(c) Board Diversity Policy

When identifying candidates for Board membership, the Nomination Committee takes into account the Nomination Policy and the Board Diversity Policy. Appointments are based on merit and contribution the selected individuals will bring to the Board and factors considered include business and professional experience, geography, age, gender, race, ethnicity, cultural and educational background, nationality and country of origin of such individuals. The Nomination Committee also takes into account the Company's business model and specific needs from time to time. External recruitment professionals might be engaged to assist with the selection process when necessary.

The Board Diversity Policy was revised on October 14, 2022. The Company will take opportunities to improve the gender ratio on the Board over time when selecting suitable candidates for Board appointments in order to ensure that an appropriate balance of gender diversity is achieved, with the objective that the gender ratio of Board members shall be no less than 1 to 10 with immediate effect, and 1 to 5 by 2025, with the ultimate goal of bringing the Board to gender parity. The Board Diversity Policy of the Company is available on the Company's website.

The current gender ratio at the workforce is set out in section 2.7.6 of this Annual Report. The Company promotes diversity in all aspects of operations and fosters an environment in which every team member is able to fully actualize their potential, resulting in a more diverse pool of skilled and experienced team members prepared for leadership positions within the Company, as well as recruitment and selection practices at all levels that yield a diverse range of candidates. On the path to gender parity in the workforce, the Company aims to achieve 45% and 47% female representation in management and junior management positions respectively, by 2025. Further details relating to the Group's diversity approach can be found in the Company's 2022 ESG report.

Activities in 2022

During 2022, the Nomination Committee met once in discharging its responsibilities. Its terms of reference require it to meet at least once in the year. The membership of the Nomination Committee, and attendance at the meeting held during the year, is as follows:

Name of Committee Member	Attendance/No. of Meeting(s)
Robert Glen Goldstein (Chairman)	1/1[(1)]
Victor Patrick Hoog Antink	1/1
Chiang Yun	1/1

Note:

(1) Attended by proxy.

The Nomination Committee completed its annual review of the structure, size and composition of the Board and assessed the independence of the Independent Non-Executive Directors as required by its terms of reference and the Code.

The terms of reference of the Nomination Committee were reviewed and revised on October 14, 2022 to align with the amendments to the Code and the Listing Rules. The Nomination Committee reviewed the implementation and effectiveness of the Nomination Policy and the Board Diversity Policy, and results of reviews remained adequate. The Nomination Committee also conducted a review of its performance during the year and it remained satisfied.

3.4.5 CAPEX COMMITTEE

The Capex Committee assists the Board by reviewing and recommending to the Board non-budgeted capital expenditure projects with a project value exceeding US$10 million in each instance. This enables the Board, through the Committee, to exercise appropriate oversight and control over management for material projects while allowing more effective use of Board time in focusing on more significant matters.

Composition

At the Latest Practicable Date, the Capex Committee comprises three Directors — two Executive Directors, the Chief Operating Officer (who is Chairman of the Capex Committee) and the President, and one Independent Non-Executive Director.

The terms of reference specify a minimum membership of three Directors appointed by the Board. The purpose of the Capex Committee is to assist effective decision-making by management with an appropriate level of control. As the Capex Committee is not a governance committee, a majority of its members are not required to be Independent Non-Executive Directors.

Responsibilities

The Capex Committee's responsibilities are set out in detail in its terms of reference. Its principal purpose is to support the Board and management in making decisions on capital expenditure by:

- Reviewing and recommending to the Board the terms of any non-budgeted capital expenditure project with a project value exceeding US$10 million in each instance.
- Evaluating its own performance and reviewing the adequacy of its terms of reference annually.

Activities in 2022

During 2022, the Capex Committee met once in discharging its responsibilities. Its terms of reference require it to meet as required. The membership of the Capex Committee, and attendance at the meetings held during the year, is as follows:

Name of Committee Member	Attendance/No. of Meeting(s)
Chum Kwan Lock, Grant (Chairman)	1/1
Victor Patrick Hoog Antink	1/1
Wong Ying Wai	1/1

The Capex Committee reviewed capital improvement project reports presented by management on a quarterly basis.

The Capex Committee also conducted a review of its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate.

3.4.6 ESG COMMITTEE

The primary purpose of the ESG Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the Group's ESG issues, strategy and reporting.

Composition

At the Latest Practicable Date, the ESG Committee comprises three Directors — two Independent Non-Executive Directors and one Executive Director who is the President. The terms of reference specify a minimum membership of three Directors, at least one of whom shall be an Independent Non-Executive Director. In addition to the members of the ESG Committee and the senior management, Senior Vice President of Resort Operations and Manager of ESG Program and Sustainability attend the meetings by invitation.

Responsibilities

The ESG Committee's responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows:

- Monitoring and overseeing the Group's ESG strategy and approach, the ESG reporting and the implementation of ESG-related policies and initiatives.
- Reviewing the Group's environmental and social performance.
- Reviewing the effectiveness of the risk management and internal control systems on ESG related matters.
- Reviewing and making recommendation to the Board with regard to the ESG related matters, including the annual ESG report.
- Evaluating its own performance and reviewing the adequacy of its terms of reference annually.

Activities in 2022

During 2022, the ESG Committee met twice in discharging its responsibilities. Its terms of reference require it to meet as required. The membership of the ESG Committee, and attendance at the meeting held during the year, is as follows:

Name of Committee Member	Attendance/No. of Meeting(s)
Chiang Yun (Chairlady)	2/2
Kenneth Patrick Chung	2/2
Wong Ying Wai	2/2

The principal matters the ESG Committee dealt with were as follows:

- The Company's environmental and social performance, ESG strategy, approach and reporting as well as key ongoing ESG initiatives and projects.
- Reviewed and recommended the Company's ESG report for approval by the Board.
- Reviewed and confirmed the ESG achievement targets for the 2022 Management Incentive Program.

The ESG Committee also conducted a review of its performance during the year and its terms of reference. It remained satisfied with its performance and that its terms of reference remained appropriate.

3.5 RISK MANAGEMENT AND INTERNAL CONTROL

Governance and Implementation Structure for Risk Management

In executing its strategy and operating its business, the Company faces various risks and uncertainties. Effective risk management is a central element of Sands China's governance practices, designed to mitigate and manage these risks. Ultimately, the accurate and timely identification, assessment and management of Sands China's priority risks are critical to the operational and financial success of the business.

Sands China's governance framework for risk management and internal control is set out in its ERM Charter. The ERM Charter was developed in 2016 with latest revision in January 2022. This underpins Sands China's processes in three ways:

- Firstly, the ERM Charter clearly sets out the roles and responsibilities of different committees, functions and individuals for risk management activity. This helps to ensure risk management is embedded across the organization with clear accountability for its implementation and oversight.
- Secondly, the ERM Charter describes the methodology and approach to risk identification and assessment. This helps to ensure a consistent approach to risk management both across the Group and over time.
- Thirdly, the ERM Charter establishes protocols for both internal and external communication to appropriate individuals where risk events arise or existing risk events change. This helps Sands China to respond effectively to mitigate or address risk events.

The ERM Charter is aligned with LVS' ERM program, thereby enabling Sands China to benefit from the breadth of risk management experience across the LVS Group. The operation of the ERM Committee is under the review of the Audit Committee on behalf of the Board with a view to the continuous improvement of risk management and internal control systems.

Sands China's governance structure for its risk management system is set out below:


Board of Directors
Audit Committee
ESG Committee(1)
Audit Services Group
Executive Committee
Credit Committee
Compliance Committee
Suspicious Transactions Report Committee
Junket Oversight Committee
ERM Committee
ESG Steering Committee

Note:

(1) The ESG Committee oversees the ESG program, which includes management of ESG risks. Please refer to the 2022 ESG report for more information.

Key roles

(a) The Board of Directors and the Audit Committee

The Board has overall responsibility for risk management and internal control systems and for reviewing their effectiveness at least annually through the Audit Committee. The Board recognizes these systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and therefore can only provide reasonable but not absolute assurance against material misstatement or loss.

The Board meets its responsibility in respect of risk management and internal control systems in a number of ways. It sets and communicates Sands China's strategies and objectives. Through its Audit Committee, it oversees the Company's risk management and internal control systems on an on-going basis. The Board monitors risk appetite by evaluating and determining the nature and extent of the priority risks the Group will accept in order to achieve its strategic objectives.

The Audit Committee and the Board receive regular analysis of risk-related key matters for consideration in advance of each meeting, covering the Company's financial and operational matters as well as those relating to ESG performance and reporting. The regular provision of risk information allows the early identification of potential issues and an assessment of the adequacy of any mitigating actions to address them.

On behalf of the Board, the Audit Committee conducts an on-going review of the effectiveness of Sands China's and its subsidiaries' risk management and internal control systems. The review covers all material controls, including financial, operational and compliance controls. This looks at how the nature and extent of priority risks has changed since the previous review, the scope and quality of management's on-going risk monitoring and mitigation efforts, the frequency of communication to the Audit Committee/Board and any significant changes in Sands China's risks in the year and how these were addressed.

Section 3.4.2 of this Annual Report sets out the principal activities of the Audit Committee during 2022 in respect of risk management and internal control. This included an annual review of risk management and internal control systems on behalf of the Board. Based on the following considerations, the Audit Committee concluded the Company's risk management and internal control systems are effective and adequate:

- Adequacy of resources, qualifications, experience, training and budgets of the Company's accounting, internal audit (Audit Services Group), financial reporting, information technology, cybersecurity, legal and compliance functions (those related to ESG are reviewed by the ESG Committee).
- Changes in the nature and extent of priority risks (including ESG risks) and management's responsiveness to changes in the business and external environment.
- Scope and quality of management's on-going monitoring of risks (including ESG risks) and of the internal control systems.
- Effectiveness and the work of the internal audit function (Audit Services Group) and other assurance providers.
- Extent and frequency of communication of results of risk monitoring to the Audit Committee.
- Significant control weaknesses and potential deficiencies identified as well as the adequacy of planned actions to mitigate risks, which could pose a material impact on the Company's financial performance or condition.
- Effectiveness of the processes for financial reporting and Listing Rules compliance.
- Confirmation from management on the effectiveness of the risk management and internal control systems.

(b) ERM Executive Sponsors

The ERM Executive Sponsors comprise the President, Chief Operating Officer and Chief Financial Officer. The ERM Executive Sponsors are responsible for detailed executive level oversight of the Company's risk management processes over the course of the year.

(c) Audit Services Group

The Audit Services Group is the Company's internal audit function. Its responsibilities are set out in the Internal Audit Charter, which was approved by the Audit Committee and the Board. These include independently reviewing the effectiveness of the Company's risk management and internal control systems.

The Audit Services Group meets this responsibility through performing independent assessments of the adequacy and effectiveness of the Company's risk management processes; the scope and frequency of these assessments are determined in consultation with the ERM Executive Sponsors. In addition to its primary reporting line to the Audit Committee, the Audit Services Group reports the results of its assessments of Sands China's risk management processes to the ERM Executive Sponsors. The Audit Services Group additionally advises on the design, implementation and development of risk management processes. Meanwhile, the outputs of the risk management processes are considered in the development of the Audit Services Group's audit plans.

(d) Risk Owners

Risk Owners are department and functional heads across Sands China who have overall responsibility for implementing, leading and supporting risk management activities. They are required to operate in a manner consistent with the Company's risk management objectives and are responsible for fostering an effective risk culture and developing risk and performance metrics to measure, track and report on risk trends within their departments or functions.

Risk Management Methodology

Sands China has adopted a risk management methodology which consists of four key processes and is applied on an on-going basis. The methodology is based on that set out by the Committee of Sponsoring Organizations of the Treadway Commission. It is also consistent with LVS' ERM program, which means the Company is able to leverage and benefit from the experience and learnings of the LVS Group in relation to the effective management of risk.

Risk Identification

- Risk Owners identify risks in the operations and those relevant to the Company as a whole.
- ERM Executive Sponsors identify emerging risks or strategic risks.
- An updated risk inventory is prepared as a basis of the risk assessment and for development of the audit plan of the Audit Services Group.



Risk Assessment

- Risk inventory is updated and assessed in conjunction with management team updates.
- Risk ranking is produced based on periodic risk assessments to facilitate and refresh the identification of priority risks.
- Impact of a risk event is assessed in terms of severity of its consequences (both financial and non-financial).
- Likelihood is assessed in terms of the probability a risk event could materialize.
- A consistent and robust global approach is taken in the determination and execution of the risk assessment methodology.



Risk Response

- Prioritized risk ranking is reviewed by the stakeholders.
- Risk is managed by Risk Owners with appropriate skills and experiences.
- Risk mitigation plans are developed for each risk by the respective Risk Owners.
- Risk mitigation plans are reviewed and approved by the ERM Committee, executive management and, for priority risks, the Audit Committee.



Risk Monitoring and Reporting

- Known and emerging risks as well as the implementation and effectiveness of the risk mitigation plans are monitored by the Risk Owners.
- Periodic updates on the implementation and progress of the risk mitigation plans are provided to the ERM Committee.
- On-going effectiveness of the ERM program is reviewed by the ERM Committee and priority risks are reported to the Audit Committee on a quarterly basis.

Communications of Risk Events

An integral part of risk management processes includes the communication of risk events, both internally and externally, when major risk events arise. Complete, accurate and timely communication of relevant information to the right individuals and functions is key to enabling Sands China to make the appropriate decisions and responses when a risk event arises. The necessary level of information, appropriate parties and suitable timeframe required for a response will vary significantly according to the nature and severity of the risk event that has occurred.

Inside Information

Sands China has written procedures in place for the handling of inside information in accordance with the Listing Rules. Officers of the Company and its subsidiaries (i.e. members of the Board of Directors of the Company and its subsidiaries, Department Heads, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents) carry out the following periodically:

- Business developments and events are monitored so any potential Inside Information (as defined in the Guidelines on Disclosure of Inside Information issued by the Securities and Futures Commission in June 2012) is promptly identified.
- Inside Information, where identified, is reported to the General Counsel and Company Secretary (or, in his absence, the Assistant General Counsel) who will then report it to the President, the Chief Operating Officer and the Chief Financial Officer followed by the Executive Committee, as is appropriate. The Executive Committee will meet to consider the matter and make a decision as to whether or not it should be treated as Inside Information and whether an announcement is required or, where necessary, the matter will be referred to the Board for its decision. A record of any meetings and discussions concerning the assessment of whether or not information constitutes Inside Information will be maintained.
- A sensitivity list is maintained and reviewed by the Executive Committee; this list identifies factors or developments likely to give rise to Inside Information.
- Any Inside Information or potential Inside Information is kept confidential and team members are reminded of the need to preserve confidentiality. Appropriate confidentiality agreements are put in place when the Company enters into significant negotiations.
- Inside Information is first disclosed by a Stock Exchange announcement before it is released via other channels.

Activities in 2022

During 2022, the ERM Committee met four times to discharge its responsibilities. The principal matters it dealt with were as follows:

- Reviewed the 2022 ERM risk inventory.
- Reviewed and approved 2022 priority risk reporting timeline.
- Reviewed and considered updates from the Risk Owners on the implementation and progress of the risk mitigation plans.
- Monitored risk mitigation progress in coordination with Risk Owners and provided updates to the Audit Committee on a quarterly basis.
- Reviewed its Charter.

Priority Risks and Key Mitigations

The priority risks facing the Company, as identified by the Board in their annual review of the risk management processes, are set out in section 2.6 of this Annual Report.

Through the Risk Management Methodology adopted by the Company, risk factors are identified, prioritized and communicated, and related risk strategies are developed to manage and mitigate risks.

The priority risks identified are addressed by the following key mitigation measures:

- Implementation of additional controls, safeguards, policies and procedures
- Proactively monitoring of regulatory changes
- Effective monitoring and timely remediation of identified deficiencies
- Internal audit oversight
- Review and ensure the adequacy of resources
- Employ and develop the best talent and leadership capabilities
- Organize comprehensive training programs for team members, including awareness training, compliance training and continuing professional training
- Design and implementation of succession plan program
- Review the Company's compensation policies and practices to ensure they do not provide incentives for employees to take inappropriate business risks or risks reasonably likely to have a material adverse effect on the Company
- Implementation of appropriate response plans
- Deployment of appropriate insurance instruments
- Diversification of business
- Proactively monitoring of industry trends, competitors and innovations

3.6 SHAREHOLDERS

Communication with Shareholders

The Company considers effective communication with Shareholders is essential for good investor relations and investor understanding of the Group's business performance and strategies. The Company also recognizes the importance of transparency and timely disclosure of corporate information.

To facilitate maintaining an on-going dialogue with Shareholders and to encourage Shareholder engagement and participation, the Company has developed and maintains a Shareholders' Communication Policy, which was last updated in October 2022 and is available on the website of the Company. Under this policy, the Company commits to give Shareholders balanced and understandable information about the Company's performance, position and prospects. Information is made available to Shareholders through a number of means, including formal announcements of information required under the Listing Rules and through the constructive use of general meetings. Updated information (for example, including in relation to the Company's financial information and its corporate governance practices) as well as standing information about the Company is also made available through the Company's website (www.sandschina.com).

The general meetings of the Company provide a forum for communication between the Board and Shareholders. The Chairman of the Board, as well as the chairperson and/or other members of the Committees will, in the absence of unforeseen circumstances, attend to answer questions raised at these meetings. The external auditor will be asked to attend the annual general meeting to answer questions about relevant matters including the conduct of the audit, the auditor's report and auditor independence.

The Company maintains procedures for Shareholders to propose a person for election as a Director of the Company. The details of these procedures are available on the Company's website.

To safeguard Shareholders' interests and rights, separate resolutions will be proposed for each substantial separate issue at general meetings, including the election of Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Company's articles of association and the Listing Rules, and poll results will be posted on the Company's website and that of the Stock Exchange after each general meeting.

Shareholders' Rights

(a) Procedures for Shareholders to Convene an Extraordinary General Meeting

Article 68 of the Company's articles of association provides general meetings shall be convened on the written requisition of the following members of the Company deposited at the principal place of business of the Company in Hong Kong at 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong for the attention of Company Secretary, specifying the objects of the meeting and signed by the requisitionist(s), provided such requisitionists held, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company:

- Any two or more members; or
- Any one member which is a recognized clearing house (or its nominee(s)).

If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as in which meetings may be convened by the Directors provided any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonable expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company.

Note: Any such written requisition from the Shareholders should be marked "Shareholders' Communication" on the envelope.

(b) Procedures for Shareholders to Put Forward Proposals at General Meeting

Within 10 days of the date on which a notice (the "Notice") is deemed to be received by Shareholders in respect of any general meeting of the Company (the "Relevant General Meeting"), two or more Shareholders holding at least one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company may together, by written notice to the Company at 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong for the attention of Company Secretary, propose a resolution to be proposed and considered at the Relevant General Meeting in addition to the resolutions set out in the Notice. Such written notice shall be accompanied by a statement in no more than 1,000 words explaining the matters referred to, and the reasons for, any such proposed resolution. Following the receipt of such written notice and accompanying statement by the Company, the Company may, in the Company's absolute discretion (taking into account, without limitation, legal, regulatory and practical considerations relating to the issue of any supplemental notice to all Shareholders in relation to the Relevant General Meeting), include the proposed resolution in the business of (i) the Relevant General Meeting or (ii) in a general meeting of the Company that is subsequent to the Relevant General Meeting.

The Company will circulate a revised Notice including any proposed resolution and the accompanying statement to all Shareholders in accordance with the articles of association of the Company provided that if, in the Company's sole opinion (without having to give reasons therefor), the above process is being abused in any way whatsoever, the Company has absolute discretion to not include such proposed resolution in the business of the Relevant General Meeting or a subsequent general meeting of the Company.

Note: Any such written notice from the Shareholders should be marked "Shareholders' Communication" on the envelope.

(c) Procedures for Shareholders to Put Forward Enquiries to the Board

Shareholders are, at any time, welcome to raise questions and request information (to the extent it is publicly available and appropriate to provide) from the Board and management by writing to the Company Secretary of the Company at The Venetian Macao, Executive Offices — L2, Estrada da Baia de Nossa Senhora da Esperança, Taipa, Macao.

Notes:
(1) Any such letter from the Shareholders should be marked "Shareholders' Communication" on the envelope.
(2) Information request can also be made via the Company's website at https://investor.sandschina.com/shareholder-services/document-request.

Investor Relations

During the year 2022, the Company has not made any amendment to its memorandum and articles of association. The Company's memorandum and articles of association is available on the websites of the Company and the Stock Exchange.

To modernize certain provisions in the Company's existing memorandum and articles of association in order to align them with current market practice and the core standards for shareholder protections as set out in Appendix 3 to the Listing Rules, the Company proposes certain amendments to its memorandum and articles of association to be consolidated through the adoption of a new amended and restated memorandum and articles of association of the Company which will replace the existing memorandum and articles of association in their entirety. For details, please refer to the Company's announcement dated March 17, 2023 and circular dated March 31, 2023.

The Company maintains ongoing communication with investors and analysts. Senior management of the Company participate in the quarterly earnings call of LVS after the publication of the LVS quarterly earnings. A designated Investor Relations contact is available for institutional investors and analysts to inquire of the Company on any matter.

The Board reviewed its shareholders and investor engagement and communication activities conducted in 2022 and was satisfied with the implementation and effectiveness of the Shareholders' Communication Policy.

Dividend Policy

It is the Company's intention to provide Shareholders with consistent regular dividends depending on the Company's earnings, financial condition, cash flows and capital requirements, as well as economic and other conditions our Board may deem relevant. Our ability to declare and pay dividends on our Shares is also subject to the requirements of the Cayman Islands law. Moreover, we are a holding company, which is dependent upon the operations of our subsidiaries for cash. The laws where our subsidiaries operate and the terms of our subsidiaries' debt and other agreements may restrict the ability of our subsidiaries to make dividends or other distributions to us.

On November 30, 2022, the Company entered into a waiver extension and amendment request letter (the "Fourth Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend to (and including) July 31, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of any financial quarter; (b) extend to (and including) July 31, 2023, the period during which the Company's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion; and (c) incorporate provisions to address the transition of the LIBOR to a term Secured Overnight Financing Rate reference rate.

In deciding whether to propose a dividend, the Board shall consider, amongst other factors, any restrictions on payment of dividends that have been, or may be, agreed between any Group company and contracting party.

Under the Concession, although not a restriction, we have to provide a five-day prior notification to the Macao government for any major financial decisions exceeding 10% of the share capital of VML.

3.7 COMPLIANCE DISCLOSURES AND OTHER MATTERS

The Listing Rules require certain corporate governance disclosures to be made. This section of the report details certain disclosures that have not been covered above.

Disclosure of Directors' Information pursuant to the Listing Rule 13.51B(1)

Other Major Positions Held

- Dr. Wong Ying Wai was awarded the grand bauhinia medal by the Hong Kong government in July 2022. Dr. Wong completed the term as the chairman of the Hong Kong Arts Development Council in December 2022, and was appointed as the chairman of the Hong Kong Arts Development Fund Advisory Committee for a term of two years with effect from January 1, 2023. Dr. Wong was appointed as the vice-chairman of the culture commission of the Hong Kong government for a term of two years with effect from March 1, 2023.
- Ms. Chiang Yun was appointed as director and ceased to be founding managing partner of Prospere Capital Limited with effect from October 1, 2022.
- Mr. Victor Patrick Hoog Antink was appointed a Member of the Order of Australia in January 2023.

Model Code for Securities Transactions

The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2022 and up to the Latest Practicable Date.

Quarterly Reporting

LVS, as a U.S. Securities Exchange Act 1934 reporting company, is required to file quarterly financial reports with the SEC. When LVS releases its press release relating to quarterly financial information (which contains financial information about the Group) in the U.S., the Company simultaneously makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules extracting key highlights of the press release pertaining to the Group. The financial information relating to the Group contained in such press release is presented in accordance with U.S. GAAP and there is no reconciliation of such information with IFRS. When LVS files its quarterly financial report (which contains financial information about the Group) on Form 10-Q, the Company makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules providing a hyper-link to such Form 10-Q, which contains financial information relating to the Group presented in accordance with U.S. GAAP.

Remuneration of Directors

The remuneration of Directors is determined by the Board with reference to their duties and responsibilities with the Company and the Company's remuneration policy, which is subject to review by the Remuneration Committee from time to time. The Remuneration Committee shall periodically undertake a review of Directors' remuneration relative to the Company's peers.

Remuneration of Senior Management

The remuneration of the members of the senior management by band for the year ended December 31, 2022 is set out below:

	Number of members of senior management
HK$26,000,001 (approximately US$3,335,000)–HK$30,000,000 (approximately US$3,848,000)	1
HK$38,000,001 (approximately US$4,874,000)–HK$42,000,000 (approximately US$5,387,000)	1
HK$68,000,001 (approximately US$8,722,000)–HK$72,000,000 (approximately US$9,235,000)	2
	4

External Auditor and Auditor's Remuneration

The statement of the external auditor of the Company about their reporting responsibilities for the financial statements is set out in the "Independent Auditor's Report" in section 4.1 of this Annual Report. During the year ended December 31, 2022, the remuneration paid and payable to the Company's external auditor is set out below:

Type of services	Amount of Fees Payable/Paid (US$'000)
Audit services[i]	2,427
Non-audit services[ii]	154
Total	**2,581**

Notes:

(i) Auditor's remuneration of US$128,000 was capitalized during the year ended December 31, 2022 related to the issuance of Senior Notes.

(ii) Non-audit services include fees for tax compliance services and accounting training programs.

3.8 DIRECTORS' REPORT

The Directors present their report together with the audited Consolidated Financial Statements of the Group for the year ended December 31, 2022.

Principal Activities

The principal activity of the Company is investment holding and the principal activities of our subsidiaries are the development and operation of integrated resorts in Macao, which contain not only gaming and hotel areas, but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues.

Consolidated Financial Statements

The Consolidated Financial Statements of the Group for the year ended December 31, 2022 are set out in section 4.2 of this Annual Report.

Business Review

The business review of the Group for the year ended December 31, 2022 is set out in section 2 of this Annual Report.

Dividends

The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2022.

Share Capital

Details of movements in the share capital of the Company during the year are set out in Note 19 to the Consolidated Financial Statements.

Purchase, Sale or Redemption of the Company's Listed Shares

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2022.

Distributable Reserves of the Company

The Company's reserves available for distribution to Shareholders as at December 31, 2022 amounted to approximately US$1.18 billion (2021: US$1.71 billion).

Borrowings

The total borrowings of the Group as at December 31, 2022 amounted to US$10.18 billion (2021: US$7.96 billion). Particulars of borrowings are set out in Note 22 to the Consolidated Financial Statements.

Finance Costs Capitalized

Finance costs amounting to US$2 million (2021: US$14 million) were capitalized by the Group during the year as set out in Note 7 to the Consolidated Financial Statements.

Donations and Contributions

Donations and contributions by the Group for charitable and other purposes amounted to US$2 million (2021: US$2 million).

Financial Summary

A summary of the results for the year and of the assets and liabilities of the Group as at December 31, 2022 and for the previous four financial years are set out in section 4.4 of this Annual Report.

Directors

The Directors of the Company during the year and as at the Latest Practicable Date are:

Executive Directors	Title	Note
Robert Glen Goldstein	Chairman of the Board and Chief Executive Officer	Re-designated January 7, 2021
Wong Ying Wai	President	Appointed January 22, 2016
Chum Kwan Lock, Grant	Chief Operating Officer	Appointed January 7, 2021

Non-Executive Director		
Charles Daniel Forman		Elected May 30, 2014

Independent Non-Executive Directors		
Chiang Yun		Appointed October 14, 2009
Victor Patrick Hoog Antink		Appointed December 7, 2012
Steven Zygmunt Strasser		Elected May 31, 2013
Kenneth Patrick Chung		Appointed July 15, 2016

The Board has established five committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee, the Capex Committee and the ESG Committee. The table below details the membership and composition of each of the five committees as at the Latest Practicable Date.

Name of Director	Audit Committee	Remuneration Committee	Nomination Committee	Capex Committee	ESG Committee
Robert Glen Goldstein	—	—	Chairman	—	—
Wong Ying Wai	—	Member	—	Member	Member
Chum Kwan Lock, Grant	—	—	—	Chairman	—
Charles Daniel Forman	—	—	—	—	—
Chiang Yun	Member	—	Member	—	Chairlady
Victor Patrick Hoog Antink	Chairman	Member	Member	Member	—
Steven Zygmunt Strasser	Member	Chairman	—	—	—
Kenneth Patrick Chung	Member	—	—	—	Member

Director Independence

The Company has received written annual confirmation from all Independent Non-Executive Directors of their independence pursuant to the requirements of the Listing Rules. The Company considers all Independent Non-Executive Directors to be independent in accordance with the independence guidelines as set out in the Listing Rules. Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and withdraw if appropriate.

Directors' Service Contracts

Each of the Non-Executive and Independent Non-Executive Directors is appointed for a term of three years. The appointment of Non-Executive and Independent Non-Executive Directors may be terminated by either the Company or the Director on not less than one month's written notice. The Directors shall retire by rotation at least once every three years and be eligible for re-election in accordance with the articles of association of the Company.

None of the Directors offering themselves for re-election at the forthcoming annual general meeting has a service contract with the Company, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2021: nil).

On April 22, 2022, the Board approved the below appointment letters:

- Mr. Steven Zygmunt Strasser as Independent Non-Executive Director for a term of three years from May 31, 2022; and
- Mr. Kenneth Patrick Chung as Independent Non-Executive Director for a term of three years from July 15, 2022.

For the year ended December 31, 2022, details of remuneration of the Directors and senior management are set out in Note 5 to the Consolidated Financial Statements and section 3.7 of this Annual Report respectively.

Directors' Interests

Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board and withdraw from that part of the Board meetings, if appropriate.

With the exception of the continuing connected transactions disclosed herein, no transaction, arrangement or contract in relation to the Group's business to which the Company or any of its fellow subsidiaries was a party and in which a Director (or any person who at any time in the financial year ended December 31, 2022 was a Director or any entity connected with a Director or such person) had a material interest, whether directly or indirectly, subsisted during or at the end of the financial year ended December 31, 2022.

Management Contracts

No contracts, other than employment contracts, concerning the management and/or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year 2022.

Permitted Indemnity

Pursuant to the Company's articles of association, every Director shall be indemnified and held harmless out of the assets of the Company, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred. The Company has arranged for appropriate insurance coverage for Directors' and officers' liabilities in respect of legal actions against the Directors and officers arising out of corporate activities.

Interests of Directors and Chief Executives

The interests of each of the Directors and Chief Executives in the shares, underlying shares and debentures of the Company and any of the Company's associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2022, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, are set out in the table and explanatory notes below:

Name of Director	Company	Nature of interest	Number of Shares	Approximate percentage of shareholding interest
Wong Ying Wai	Company	Beneficial owner	6,914,868(L)[(1)]	0.09%
Chum Kwan Lock, Grant	Company	Beneficial owner	3,484,432(L)[(2)]	0.04%

Name of Director	Associated corporation	Nature of interest	Number of securities	Approximate percentage of shareholding interest
Robert Glen Goldstein	LVS	Beneficial owner	7,037,057(L)[(3)]	0.92%
Charles Daniel Forman	LVS	Beneficial owner	220,984(L)[(4)]	0.03%
Chum Kwan Lock, Grant	LVS	Beneficial owner	300,000(L)[(5)]	0.04%

The letter "L" denotes the person's long position in such shares/securities.

Notes:

(1) This amount includes (a) 4,000,000 options to purchase 4,000,000 Shares, all of which are vested and exercisable, and (b) 2,914,868 unvested restricted share units of the Company.

(2) This amount includes (a) 1,238,500 options to purchase 1,238,500 Shares, of which 1,108,500 are vested and exercisable, and (b) 2,245,932 unvested restricted share units of the Company.

(3) This amount includes (a) 186,557 shares of LVS' common stock, (b) 6,750,000 options to purchase 6,750,000 shares in LVS' common stock, of which 3,916,000 are vested and exercisable, and (c) 100,500 unvested restricted stock units of LVS.

(4) This amount includes (a) 215,178 shares of LVS' common stock, and (b) 5,806 unvested shares of LVS' restricted stock.

(5) This amount includes 300,000 options to purchase 300,000 shares in LVS' common stock, none of which are vested and exercisable.

None of the Directors or the Chief Executives had short positions in respect of shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2022.

Save as disclosed above, so far as was known to the Directors, as at December 31, 2022, none of the Directors or the Chief Executives had, pursuant to Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interest or short position in any shares or underlying shares or interest in debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that were required to be notified to the Company and the Stock Exchange, or any interests that were required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or any interests that were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

As at December 31, 2022, save as disclosed above, none of the Directors nor the Chief Executives (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company and its associated corporations (within the meaning of Part XV of the SFO).

Interests of Substantial Shareholders

The interests of substantial Shareholders in the Shares and underlying shares of the Company as at December 31, 2022, as recorded in the register required to be kept under Section 336 of Part XV of the SFO or as the Company is aware or had been notified of, are set out in the table below.

Name of substantial Shareholder	Capacity/Nature of interest	Number of Shares	Approximate percentage of issued share capital
Irwin Chafetz	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Las Vegas Sands Corp.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
LVS (Nevada) International Holdings, Inc.	Interest of a controlled corporation	5,657,814,885(L)	69.91%
Venetian Venture Development Intermediate II	Beneficial owner	5,657,814,885(L)	69.91%

The letter "L" denotes the person's long position in such shares.

As at December 31, 2022, VVDI (II) was a substantial Shareholder which held 5,657,814,885 Shares (representing approximately 69.91% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of LVS Nevada, which was in turn wholly-owned by LVS. Mr. Irwin Chafetz had voting control in certain shares of common stock of LVS resulting in him having one-third or more of the voting power at general meetings of LVS. Other than 89,105 shares (0.01%) of LVS' common stock owned directly by Mr. Chafetz, all other shares of LVS' common stock were held by Mr. Chafetz as a (co-)trustee of trusts and co-manager of a limited liability company, in each case for the benefit of members of the Adelson family.

As at December 31, 2022, the Company had not been notified of any short positions being held by any substantial Shareholder in the Shares or underlying shares of the Company.

Interests of Any Other Persons

Save as disclosed above, as at December 31, 2022, the Company had not been notified of any persons who had interests or short positions in the Shares or underlying shares of the Company, as recorded in the register required to be kept under Section 336 of Part XV of the SFO.

Senior Management

The biographical details of the senior management as at the Latest Practicable Date are set out in section 1.3 of this Annual Report.

Major Customers and Suppliers

For the year ended December 31, 2022, the aggregate amount of turnover attributable to the Group's five largest customers represented less than 30% of the Group's total turnover; and the aggregate amount of purchases (not including the purchases of items that are of a capital nature) attributable to the Group's five largest suppliers represented 32% of the Group's purchases, of which the largest supplier represented 16% of the total. None of the Directors, their close associates, or any Shareholder had interests in the five largest suppliers disclosed above.

Non-Competition Deed with LVS

We entered into a Non-Competition Deed with LVS on November 8, 2009 so as to maintain a clear delineation of the respective businesses of each party with effect from the Listing Date. Please see our Prospectus for additional information on the Non-Competition Deed. Since the Listing Date, there have been no business opportunities offered by LVS to us and LVS and its associates have not carried out, nor proposed to carry out, any business activity, whether directly or indirectly, which competes or may lead to competition with us. LVS has provided its written declaration in respect of LVS and its subsidiaries' (other than that which form part of our Group) compliance with the undertakings under the Non-Competition Deed during the year ended December 31, 2022. Our Independent Non-Executive Directors consider that LVS has complied with the terms set out in the Non-Competition Deed during the year ended December 31, 2022.

Continuing Connected Transactions — Shared Services Agreement

The Company and LVS entered into a Shared Services Agreement in respect of the provision of certain products and services by the LVS Group to our Group or by our Group to the LVS Group. Details of the Shared Services Agreement are disclosed below.

2021 Shared Services Agreement

On December 10, 2020, the Company and LVS entered into an agreement to renew the terms of the Shared Services Agreement on amended terms for a period of three years which commenced on January 1, 2021 and will end on December 31, 2023 (the "2021 Shared Services Agreement").

The following are continuing connected transactions contemplated by the 2021 Shared Services Agreement:

I. Continuing Connected Transactions Fully Exempt From Shareholders' Approval, Annual Review and All Disclosure Requirements Under Listing Rule 14A.76(1) or 14A.98

1. Reciprocal global procurement consultancy services;
2. Reciprocal transportation and related logistic services;
3. Reciprocal design, development and construction consultancy services;
4. Reciprocal administrative and logistics services; and
5. Joint international marketing services provided by our Group to the LVS Group.

II. Continuing Connected Transactions Exempt From Shareholders' Approval Requirement but subject to Reporting, Announcement and Annual Review Requirements Under Listing Rule 14A.76(2)

The following transactions between our Group and the LVS Group are on-going and are exempt from Shareholders' approval requirements under Rule 14A.76(2) of the Listing Rules but are subject to the reporting, announcement and annual review requirements.

Joint International Marketing and Retail Leasing, Management and Marketing Services provided by the LVS Group to our Group

Under the 2021 Shared Services Agreement, the LVS Group agreed to provide to our Group Joint International Marketing and Retail Leasing, Management and Marketing Services.

Pursuant to the 2021 Shared Services Agreement, the annual caps set for the Joint International Marketing and Retail Leasing, Management and Marketing Services to be provided by the LVS Group to our Group for each of the three years ending December 31, 2023 are US$10.2 million, US$11.2 million and US$12.2 million, respectively.

The annual caps for the Joint International Marketing and Retail Leasing, Management and Marketing Services for each of the three years ending December 31, 2023 are determined by reference to, among others, (a) the historical figures related to such services, (b) the necessary amount to be paid to properly and adequately compensate for the services of the marketing executives, (c) sufficient additional fee capacity to address the expected growth of our Group's business in those three years, and (d) the extent and volume of the services our Group expects the LVS Group to provide during such periods.

As, based on the annual caps, one or more of the relevant percentage ratios in relation to the Joint International Marketing and Retail Leasing, Management and Marketing Services are more than 0.1% but each of them is less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders' approval requirements of Chapter 14A of the Listing Rules in respect of these continuing connected transactions.

Under the 2021 Shared Services Agreement, our Group also agreed to provide to the LVS Group joint international marketing and retail leasing, management and marketing services. The fees to be paid by the LVS Group to our Group will be calculated on a cost basis. As the relevant percentage ratios in relation to these services are less than 0.1%, the Company is fully exempt from Shareholders' approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules.

Continuing Connected Transactions — The Second Trademark Sub-License Agreement

Overview

LVS LLC and SCL IP Holdings, LLC entered into the Second Trademark Sub-License Agreement on November 8, 2009. LVS LLC is a connected person as it is wholly-owned subsidiary of LVS. SCL IP Holdings, LLC is our wholly-owned subsidiary. The term of the Second Trademark Sub-License Agreement was a period of slightly over twelve and a half years which commenced on the Listing Date and ended on December 31, 2022. Therefore, on December 2, 2022, the arrangements contained in the Second Trademark Sub-License Agreement have been renewed pursuant to an International Trademark License Agreement (please see the section entitled "Continuing Connected Transactions — International Trademark License Agreement" below for further details).

The Second Trademark Sub-License Agreement is subject to Shareholders' approval, annual review and all disclosure requirements. The Stock Exchange has granted to us a waiver from strict compliance with the announcement and Shareholders' approval requirements in respect of The Second Trademark Sub-License Agreement for a period of slightly over twelve and a half years from the Listing Date, provided that the annual value of the transactions does not exceed the caps for the relevant period.

Pursuant to the Second Trademark Sub-License Agreement, LVS LLC (as licensor) granted to our Group a license to use licensed marks referred therein (a) in mainland China, Macao, Hong Kong and Taiwan (and their respective territorial seas) (the "Restricted Zone") for the development, operation and marketing of casinos, hotels, integrated resorts and associated facilities located in the Restricted Zone and (b) in the rest of the world, for the marketing of our business in the Restricted Zone. Nothing in the Second Trademark Sub-License Agreement granted to the licensee or any permitted sublicensee the right to use any licensed marks for the purpose of carrying on any Internet gaming business, even when the portal or the primary users targeted was domiciled within the Restricted Zone.

The Venetian Macao, Sands Macao and The Plaza Macao

Under the Second Trademark Sub-License Agreement: (a) for each of the full fiscal years under the term through the full fiscal year ended December 31, 2012, the licensee paid the licensor an annual royalty at the rate of 1.5% of the total gross revenue of The Venetian Macao, 1.5% of the total gross non-gaming revenue and Paiza-related gaming revenue of Sands Macao and 1.5% of the total gross gaming revenue of the Plaza Casino at The Plaza Macao (the "Relevant Royalty"), provided that the total royalty payable in respect of those three properties in each such fiscal year was capped at US$20.0 million per full fiscal year, and (b) for each of the subsequent full fiscal years until the expiration of the remaining term on December 31, 2022, the licensee paid the licensor an annual royalty being the lesser of the Relevant Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for The Venetian Macao, Sands Macao and The Plaza Macao (2022)

Year	2022
Cap (US$ in millions)	123.8

The Londoner Macao

Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2012, the licensee paid the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at The Londoner Macao that utilizes any of the licensed marks ("The Londoner Macao Royalty"), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until the expiration of the remaining term on December 31, 2022, the licensee paid the licensor an annual royalty being the lesser of The Londoner Macao Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for The Londoner Macao (2022)

Year	2022
Cap (US$ in millions)	71.7

The Parisian Macao

Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2016, the licensee paid the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at The Parisian Macao that utilizes any of the licensed marks ("The Parisian Macao Royalty"), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until the expiration of the remaining term on December 31, 2022, the licensee paid the licensor an annual royalty being the lesser of The Parisian Macao Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for The Parisian Macao (2022)

Year	2022
Cap (US$ in millions)	34.6

Continuing Connected Transactions — International Trademark License Agreement

On December 2, 2022, VML, VCL, VOL and CSL2 (each a "Licensee" and collectively "Licensees", all being subsidiaries of the Company) entered into an agreement with LVS to renew the arrangements contained in the Second Trademark Sub-License Agreement to ensure that the Group continues to have access to the licensed marks referred therein (the "International Trademark License Agreement"). The International Trademark License Agreement has a term of three years commencing on January 1, 2023 and ending on December 31, 2025. LVS is a controlling shareholder of the Company and hence a connected person of the Company under the Listing Rules.

Pursuant to the International Trademark License Agreement, LVS granted to members of our Group a license to use the licensed marks referred therein (a) in mainland China, Macao, Hong Kong and Taiwan (the "Territory") for the design, development, construction, ownership, management and/or operation of casinos or gaming areas (including those casinos or gaming areas which form part of a hotel or an integrated resort) and other like facilities in which customers are able to gamble by playing games of fortune or chance or other similar games in the Territory and (b) in the rest of the world, for the marketing, advertising and promotion of our business in the Territory.

In consideration for LVS granting our Group the license to use the licensed marks, each Licensee shall pay LVS an annual royalty at the rate of 1.5% of its gross non-gaming and gaming revenue. Gross revenue shall be calculated according to U.S. GAAP in effect as of January 1, 2023; provided, however, that: (1) gross revenue from gaming operations shall be calculated as net revenue adjusted by adding back casino-related discounts and commissions and loyalty program adjustments, adding complimentary goods and services provided to patrons and excluding any intragroup revenue, and (2) gross revenue from non-gaming operations shall be calculated as net revenues excluding any intragroup revenue. All royalties shall be calculated on a monthly basis and paid on or before the 30th of the following month.

The annual cap for the transactions under the International Trademark License Agreement for each of the three years ending December 31, 2025 are US$114.0 million, US$125.0 million and US$138.0 million, respectively.

The annual cap for the International Trademark License Agreement for each of the three years ending December 31, 2025 were determined by the Board after due and careful consideration by reference to, among others, (a) the historical license fees paid by the Group to LVS LLC for the four years ended December 31, 2018, 2019, 2020 and 2021, and the nine months ended September 30, 2022 under the Second Trademark Sub-License Agreement; (b) the anticipated potential revenues of the Group once COVID-19 travel restrictions are lifted (taking into account the rebound in integrated resort tourism and revenues in both Singapore and Las Vegas once COVID-19 travel restrictions were lifted); and (c) the Group's expected future developments in Macao.

As one or more of the applicable percentage ratios in respect of the transactions contemplated under the International Trademark License Agreement is more than 0.1% but all are less than 5%, the Company is required to comply with the reporting, announcement and annual review requirements but is exempt from the Shareholders' approval requirements of Chapter 14A of the Listing Rules in respect of these continuing connected transactions.

The parties are permitted to terminate the International Trademark License Agreement prior to the expiration of the term if: (a) LVS has materially breached or is breaching any of the provisions of the International Trademark License Agreement or the Licensee has materially breached or is materially breaching any of the provisions of the International Trademark License Agreement, or if that Licensee contravenes any law of the jurisdictions in the Territory and such action materially tarnishes or brings the reputation of the licensed marks or licensed intellectual property into disrepute; or (b) the parties mutually agree to terminate. LVS is also entitled, upon the compulsion of any law of any of the jurisdictions within the Territory, to terminate the grant of a license.

Subject to certain limitations set out therein, the International Trademark License Agreement permits each Licensee to sublicense some or all of the rights granted in respect of the licensed marks and the licensed intellectual property to the Company and any subsidiary of the Company, and/or any other entity approved in writing in advance by LVS.

Connected Transaction — Changes in Share Capital Structure of VML

Following the Amendment to Law No. 16/2001 on June 23, 2022, Macao's Gaming Law requires, among other things, that gaming concessionaires have a minimum share capital of MOP5.0 billion and a managing director who is a Macao permanent resident and who must hold at least 15% of the share capital in the concessionaire (the "Capital and Management Participation Requirement").

On December 7, 2022, VML completed a change in its share capital structure in order to comply with the Capital and Management Participation Requirement (the "VML Capital Change") and on December 16, 2022, VML was awarded a gaming concession for the operation of casino games of chance in Macao.

Prior to the VML Capital Change, VML had a registered share capital of MOP200.0 million. 89.995% was held by VVDIL and 0.005% by VCHL, both wholly-owned subsidiaries of the Company. 10% was held by Mr. Sun MinQi (Dave) ("Mr. Sun"), the managing director of VML and a permanent resident of Macao.

As part of the VML Capital Change, VML adopted a new set of articles of association, pursuant to which VML increased its registered share capital (MOP200.0 million) to MOP5.0 billion and reclassified all shares held directly and indirectly by the Company (via VVDIL and VCHL, or otherwise) as Class A Shares, and all shares held by Mr. Sun as Class B Shares. Each Class B Share has the same voting power as a Class A Share, but the Class B Shares only have nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares. VML's new articles of association also provide, among other things, that (i) the Class B Shares must, to the extent that the Capital and Management Participation Requirement exists, be held by VML's managing director, but if the Capital and Management Participation Requirement no longer exists, VML may compulsorily redeem the Class B Shares for a nominal consideration; (ii) VML may at no consideration acquire the Class B Shares for the purpose of transferring them to any new managing director of VML; and (iii) VML may redeem the Class B Shares for a nominal consideration if its managing director purports to transfer them to any person in breach of VML's articles of association.

On November 30 2022, the Company and Mr. Sun entered into a contribution agreement ("Contribution Agreement"), pursuant to which (among other things): (i) the Company (directly or indirectly) contributed in full the funding of the subscription price of the Class B Shares Issuance (as defined below); (ii) the Company and Mr. Sun entered into an escrow arrangement, under which the Company (or a designated person or entity) will hold in escrow all the shares in VML to be held by Mr. Sun until VML's liquidation; and (iii) Mr. Sun executed an irrevocable power of attorney in favour of VML, granting VML the powers to, subject to the applicable laws, regulations and conditions of the gaming concession, transfer or redeem any shares he holds in VML. Mr. Sun, by virtue of being the managing director of VML, a holder of 10% of the share capital in VML prior to the VML Capital Change, and the director of other subsidiaries of the Company, is a connected person of the Company at the subsidiary level.

Pursuant to the Contribution Agreement and a Share Subscription Agreement dated November 30, 2022 between VVDIL, VCHL, Mr. Sun and VML, the Company injected (via VVDIL and VCHL) MOP4.8 billion into VML, and VML issued and allotted a total of 40,700,000 Class A Shares at a subscription price of MOP4,070.0 million to VVDIL and VCHL, and 7,300,000 Class B Shares at a subscription price of MOP730.0 million to Mr. Sun ("Class B Shares Issuance"). After such capital injection, the Company, through VVDIL and VCHL, indirectly holds all Class A Shares, representing 85% of the voting rights and 100% of the economic rights in VML (save for the de minimis economic rights in VML held by Mr. Sun), and Mr. Sun holds all Class B Shares, representing 15% of the voting rights and de minimis economic rights in VML (i.e. only the nominal dividend, redemption entitlement and liquidation rights of up to MOP1 for all Class B Shares). By virtue of the Company's control over 85% of the voting rights in VML, VML remains a subsidiary of the Company. The consideration of the Class B Shares Issuance and the arrangements in relation to the VML Capital Change were determined solely for the purpose of fulfilling the Capital and Management Participation Requirement.

Mr. Sun is a connected person of the Company and accordingly, the VML Capital Change constituted a connected transaction of the Company under Chapter 14A of the Listing Rules. However, by virtue of Rule 14A.101 of the Listing Rules, since (i) the Board approved the VML Capital Change; and (ii) the Independent Non-Executive Directors confirmed that the terms of the VML Capital Change were fair and reasonable and the VML Capital Change was on normal commercial terms or better and in the interests of the Company and its Shareholders as a whole, the VML Capital Change is subject to the reporting and announcement requirements, but is exempt from the circular, independent financial advice and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Continuing Connected Transactions — Procurement of Equipment and Supplies

On May 12, 2020, the Company entered into an agreement with LVS in respect of the procurement and provision of equipment and supplies by our Group to the LVS Group for a term of two years which commenced on May 12, 2020 and ended on May 11, 2022 (the "Agreement on Procurement of Equipment and Supplies").

Pursuant to the Agreement on Procurement of Equipment and Supplies, our Group shall procure and acquire Equipment and Supplies (as defined therein) upon request from the LVS Group and then sell the Equipment and Supplies to the LVS Group. The amounts payable by the LVS Group under the Agreement on Procurement of Equipment and Supplies are calculated on a cost basis, which means the cost incurred by our Group in providing the relevant Equipment and Supplies to the LVS Group. The allocation is done on a fair and equitable basis with reference to the actual salary and benefits, employment-related expenses and statutory costs for the relevant employees and the hours worked by them in providing such services attributable to the LVS Group. The annual cap for the transactions under the Agreement on Procurement of Equipment and Supplies for each of the three years ended December 31, 2022 are US$15.5 million, US$12.6 million and US$8.3 million, respectively.

The annual cap for the procurement of Equipment and Supplies services for each of the three years ended December 31, 2022 are determined by the Board after due and careful consideration, having considered the projected procurement volume of Equipment and Supplies from the LVS Group, price quotes from suppliers, and the historical purchase price paid by our Group for similar equipment and supplies.

As one or more of the applicable percentage ratios in respect of the transactions contemplated under the Agreement on Procurement of Equipment and Supplies is more than 0.1% but less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders' approval requirements of Chapter 14A of the Listing Rules in respect of these continuing connected transactions.

Summary of Continuing Connected Transactions

The aggregate amount paid by our Group to the LVS Group and/or by the LVS Group to our Group during the years ended December 31, 2021 and 2022 along with the annual caps for the financial year ended December 31, 2022 are set out below:

	Aggregate amount paid for the year ended December 31, 2021 (US$ in million)	Aggregate amount paid for the year ended December 31, 2022 (US$ in million)	Annual Cap for the year ended December 31, 2022 (US$ in million)
Reciprocal Global Procurement Consultancy Services[(1)]	N/A	N/A	N/A
Reciprocal Transportation and related Logistics Services[(1)]	N/A	N/A	N/A
Reciprocal Design, Development and Construction Consultancy Services[(1)]	N/A	N/A	N/A
Reciprocal Administrative and Logistics Services[(2)]	N/A	N/A	N/A
Joint International Marketing and Retail Leasing, Management and Marketing Services[(3)]	5.7	2.6	11.2
The Second Trademark Sub-License Agreement	42.0	22.5	230.1
Procurement of Equipment and Supplies[(4)]	Nil	Nil	8.3

Notes:

(1) Per Rule 14A.76(1) of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(2) Per Rule 14A.98 of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(3) These amounts represent amounts paid for the services provided by the LVS Group to our Group. The services provided by our Group to the LVS Group are fully exempt from Shareholders' approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules.

(4) These amounts represent amounts paid for the services provided by our Group to the LVS Group.

Payments by Our Group That Do Not Constitute Continuing Connected Transactions

The Shared Services Agreement also documents certain historical arrangements in which our Group and the LVS Group have coordinated efforts to obtain insurance coverage and information technology products and services from third-party service providers. These arrangements continue after the Listing Date. Such arrangements permit our Group together with the LVS Group to leverage our combined negotiating power for such services or coverage.

With respect to insurance coverage, LVS has executed various insurance policies that provide global coverage for its subsidiaries (including coverage for certain members of our Group). We bear that portion of the premiums charged for such insurance coverage that is proportionate to our share of the insurance coverage. In the event of losses suffered by any members of our Group, the indemnification from the insurers under such policies for such losses will be paid to us.

With respect to information technology products and services, LVS has entered into various enterprise level agreements in order to meet the combined requirements of its subsidiaries (including the requirements of members of our Group). We bear that portion of the cost for such information technology products and services that is proportionate to our share of the use of such information technology products and services.

The above arrangements are not considered continuing connected transactions between our Group and the LVS Group as the LVS Group is not providing our Group with any services or products and vice versa.

Auditor's Letter

In accordance with Rule 14A.56 of the Listing Rules, our Board engaged the auditor of our Company to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other Than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed by the Group above in accordance with Rule 14A.56 of the Listing Rules.

Directors' Review

The Directors, including the Independent Non-Executive Directors, have reviewed the continuing connected transactions for the year ended December 31, 2022 and are of the opinion they were entered into in the ordinary and usual course of business of the Company on normal commercial terms and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company's Shareholders as a whole.

Related Party Transactions in the Normal Course of Business

Details of the significant related party transactions undertaken in the normal course of business are provided under Note 26 to the Consolidated Financial Statements. With the exception of the connected transactions disclosed herein, none of those related party transactions constitute a disclosable connected transaction as defined under the Listing Rules. The Company has complied with the disclosure requirements set out in Chapter 14A of the Listing Rules relating to related party transactions.

Equity Award Plan

The Company maintained the 2009 Equity Award Plan and the 2019 Equity Award Plan (collectively the "Equity Award Plans") for the purpose of attracting able persons to enter and remain in the employ of our Group. They also provide a means whereby employees, directors and consultants of our Group can acquire and maintain Share ownership, or be paid incentive compensation measured by reference to the value of Shares, thereby strengthening their commitment to the welfare of our Group and promoting an identity of interest between Shareholders and these persons.

Persons who are eligible to participate in the Equity Award Plans (the "Eligible Persons") are limited to those who have entered into an award agreement with us or who have received written notification from the Remuneration Committee (or a person designated by the Remuneration Committee) that they have been selected to participate in the Equity Award Plans. Eligible Persons include:

(i) any individual regularly employed by our Company or any of our subsidiaries, provided, however, no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument related thereto;

(ii) a director of our Company or any of our subsidiaries; or

(iii) a consultant or advisor to our Company or any of our subsidiaries.

2009 Equity Award Plan

The Company adopted the 2009 Equity Award Plan on November 8, 2009 (amended on February 19, 2016) which expired on November 30, 2019, being the tenth anniversary of November 30, 2009. On and after November 30, 2019, no awards may be granted under the 2009 Equity Award Plan. However, all existing awards granted under the 2009 Equity Award Plan which are unexercised or unvested will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan.

2019 Equity Award Plan

The 2019 Equity Award Plan was approved by the Shareholders at the Company's annual general meeting held on May 24, 2019, and took effect on December 1, 2019. There is no material difference between the terms of the 2009 Equity Award Plan and the terms of the 2019 Equity Award Plan. Unless otherwise terminated, the 2019 Equity Award Plan will be valid and effective for a period of ten years from December 1, 2019. The 2019 Equity Award Plan is subject to the administration of the Remuneration Committee.

The maximum number of Shares which may be issued in respect of all share-based awards (including options) under which new Shares will be issued to be granted under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company (under which new Shares will be issued pursuant to any grant) must not in aggregate exceed 808,619,139 Shares, representing 10% of the total number of Shares in issue as at May 24, 2019, being the date of Shareholders' approval of the 2019 Equity Award Plan, excluding for this purpose options (or any other share-based awards) that have lapsed in accordance with the terms of the 2019 Equity Award Plan (or any other plans of our Company) (the "Scheme Mandate Limit"). As at January 1, 2022, the number of Shares that may be issued in respect of options and awards available for grant under the Scheme Mandate Limit was 808,619,139 Shares. As at December 31, 2022 and the Latest Practicable Date, the number of Shares that may be issued in respect of options and awards available for grant under the Scheme Mandate Limit was 805,319,139 Shares, which represented approximately 10% of the issued share capital of the Company on that date.

Notwithstanding the foregoing, the Shares that may be issued upon exercise of all outstanding options and other share-based awards granted and yet to be exercised under the 2019 Equity Award Plan and similar share-based awards under any other award plans of the Company at any time shall not exceed 30% of the Shares in issue from time to time.

The total number of Shares issued and which may be issued upon exercise of options or other share-based awards granted and to be granted (including both exercised, cancelled, outstanding options, Shares and other share-based awards which have been granted and accepted) to each Eligible Person, when aggregated with any similar share-based awards under any other plans of the Company granted to that Eligible Person, in any 12-month period prior to (and including) the date of grant shall not exceed 1% of the Shares in issue on the date of grant.

The number of Shares that may be issued in respect of all share-based awards (including options) granted under the 2019 Equity Award Plan during the year ended December 31, 2022 divided by the weighted average number of Shares for the year ended December 31, 2022 was 0.0004.

Share Options

As at December 31, 2022, 140,932,591 options to purchase Shares had been granted under the 2009 Equity Award Plan of which 45,323,782 options had been exercised and 50,507,909 options had lapsed. As at December 31, 2022, 3,300,000 options to purchase Shares had been granted under the 2019 Equity Award Plan, no options had been exercised or lapsed. No other share-based awards had been granted under the 2019 Equity Award Plan during the year ended December 31, 2022.

Options will vest and become exercisable on such date(s) as may be determined by the Remuneration Committee and will expire after such period (not to exceed 10 years from the date of grant of such option) as may be determined by the Remuneration Committee.

The minimum period for which an option must be held before it can be exercised will be specified in the relevant option agreement between our Company and the relevant Eligible Person. Grant of options are accepted by the relevant Eligible Person within 28 days.

The exercise price per Share for each option shall be set by the Remuneration Committee at the time of grant but shall not be less than the highest of:

(i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day;

(ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a Share.

The exercise of any option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorized share capital of our Company.

Details of the grant of options and a summary of movements of the outstanding options during the year under the 2009 Equity Award Plan were as follows:

						Number of options					
Participants	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	outstanding as at January 1, 2022	granted during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2022	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
Employee participants:											
— Directors											
Wong Ying Wai	November 2, 2015	4,000,000[3]	28.59	28.15	November 2, 2016– November 1, 2025	4,000,000	—	—	—	4,000,000	—
Chum Kwan Lock, Grant	February 24, 2016	406,000	26.97	27.05	February 24, 2017– February 23, 2026	101,500	—	—	—	101,500	—
	February 24, 2017	406,000	32.15	32.25	February 24, 2018– February 23, 2027	203,000	—	—	—	203,000	—
	February 26, 2018	414,000	44.85	44.00	February 26, 2019– February 25, 2028	414,000	—	—	—	414,000	—
	February 25, 2019	520,000	39.25	39.00	February 25, 2020– February 24, 2029	520,000	—	—	—	520,000	—
— Employees of the Group	August 31, 2012	1,538,100	26.82	27.50	August 31, 2013– August 30, 2022	330,100	—	330,100	—	—	—
	February 15, 2013	1,486,800	36.73	36.50	February 15, 2014– February 14, 2023	742,150	—	361,900	—	380,250	—
	May 16, 2013	1,241,900	40.26	40.45	May 16, 2014– May 15, 2023	199,100	—	—	—	199,100	—
	February 24, 2014	2,602,300	59.35	58.90	February 24, 2015– February 23, 2024	637,100	—	—	—	637,100	—
	March 18, 2014	3,238,800	62.94	62.25	March 18, 2015– March 17, 2024	1,242,600	—	—	—	1,242,600	—
	May 21, 2014	2,723,800	57.75	57.40	May 21, 2015– May 20, 2024	651,100	—	—	—	651,100	—
	June 18, 2014	857,100	53.64	53.10	June 18, 2015– June 17, 2024	585,300	—	—	—	585,300	—
	August 29, 2014	1,063,100	52.33	51.35	August 29, 2015– August 28, 2024	450,500	—	—	—	450,500	—
	September 26, 2014	195,000	43.27	41.30	September 26, 2015– September 25, 2024	195,000	—	—	—	195,000	—
	May 5, 2015	795,600	33.15	32.80	May 5, 2016– May 4, 2025	165,000	—	—	—	165,000	—
	February 24, 2016	14,078,400	26.97	27.05	February 24, 2017– February 23, 2026	3,085,700	—	210,200	—	2,875,500	—
	March 23, 2016	2,520,400	31.00	30.35	March 23, 2017– March 22, 2026	733,500	—	124,000	—	609,500	—
	May 20, 2016	317,600	27.55	27.25	May 20, 2017– May 19, 2026	85,400	—	—	—	85,400	—
	September 13, 2016	433,600	34.03	34.45	September 13, 2017– September 12, 2026	253,000	—	—	—	253,000	—
	February 24, 2017	12,523,200	32.15	32.25	February 24, 2018– February 23, 2027	5,148,750	—	378,800	—	4,769,950	—
	March 23, 2017	2,626,400	35.25	35.05	March 23, 2018– March 22, 2027	1,267,700	—	159,800	—	1,107,900	—
	May 19, 2017	494,000	34.31	33.80	May 19, 2018– May 18, 2027	139,400	—	—	—	139,400	—

Participants	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options					Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
						outstanding as at January 1, 2022	granted during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2022	
— Employees of the Group	September 13, 2017	889,600	37.90	37.20	September 13, 2018–September 12, 2027	423,600	—	—	—	423,600	—
	February 26, 2018	12,637,200	44.85	44.00	February 26, 2019–February 25, 2028	8,414,100	—	443,700	—	7,970,400	—
	March 23, 2018	2,478,000	44.31	43.65	March 23, 2019–March 22, 2028	1,551,700	—	135,700	—	1,416,000	—
	May 21, 2018	1,035,200	47.95	47.10	May 21, 2019–May 20, 2028	722,400	—	—	—	722,400	—
	September 13, 2018	1,720,800	33.80	31.70	September 13, 2019–September 12, 2028	1,167,000	—	—	—	1,167,000	—
	February 25, 2019	12,455,200	39.25	39.00	February 25, 2020–February 24, 2029	9,528,000	—	584,000	—	8,944,000	—
	April 23, 2019	2,582,400	43.60	43.05	April 23, 2020–April 22, 2029	2,018,000	—	146,000	—	1,872,000	—
	May 20, 2019	1,705,600	39.93	38.85	May 20, 2020–May 19, 2029	1,383,200	—	162,000	—	1,221,200	—
	September 5, 2019	1,791,200	36.45	36.85	September 5, 2020–September 4, 2029	1,468,000	—	43,200	—	1,424,800	—
Service providers	February 24, 2016	43,200	26.97	27.05	February 24, 2017–February 23, 2026	10,800	—	—	—	10,800	—
	March 23, 2016	45,200	31.00	30.35	March 23, 2017–March 22, 2026	45,200	—	—	—	45,200	—
	February 24, 2017	43,200	32.15	32.25	February 24, 2018–February 23, 2027	43,200	—	—	—	43,200	—
	March 23, 2017	45,200	35.25	35.05	March 23, 2018–March 22, 2027	45,200	—	—	—	45,200	—
	February 26, 2018	51,600	44.85	44.00	February 26, 2019–February 25, 2028	51,600	—	—	—	51,600	—
	March 23, 2018	48,000	44.31	43.65	March 23, 2019–March 22, 2028	48,000	—	—	—	48,000	—
	February 25, 2019	57,200	39.25	39.00	February 25, 2020–February 24, 2029	57,200	—	—	—	57,200	—
	April 23, 2019	53,200	43.60	43.05	April 23, 2020–April 22, 2029	53,200	—	—	—	53,200	—

Details of the grant of options and a summary of movements of the outstanding options during the year under the 2019 Equity Award Plan were as follows:

Participants	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options					Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
						outstanding as at January 1, 2022	granted during the year	lapsed during the year	exercised during the year	outstanding as at December 31, 2022	
Employee participants:											
— Employees of the Group	August 15, 2022	3,300,000[4]	17.80	17.80	December 31, 2026–August 14, 2032	—	3,300,000	—	—	3,300,000	—

Notes:

(1) The exercise price per Share of the options is determined at the time of grant of the options and should not be less than the highest of (a) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant of the options, which must be a business day; (b) the average of the official closing price of Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant of the options; and (c) the nominal value of a Share.

(2) Save as disclosed in note (3) and (4) below, the proportion of underlying shares in respect of which the above options will vest is as follows:

	Proportion of underlying shares in respect of which the above options will vest is as follows:
Before the first anniversary of the date of grant of the option (the "Offer Anniversary")	None
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	One-quarter
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	Two-quarters
From the third Offer Anniversary to the date immediately before the fourth Offer Anniversary	Three-quarters
From the fourth Offer Anniversary and thereafter	All

(3) Among the 4,000,000 options granted to Dr. Wong Ying Wai on November 2, 2015, 266,666 options vested on November 2, 2016, 533,334 options vested on November 2, 2017, 800,000 options vested on November 2, 2018, 800,000 options vested on November 2, 2019 and 1,600,000 options vested on September 30, 2020.

(4) The 3,300,000 options granted to eligible employees on August 15, 2022 will vest on December 31, 2026.

(5) No options were cancelled during the year.

When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model. The weighted average fair value of options granted during the year ended December 31, 2022, measured as at the date of grant, was approximately US$1.13.

Significant estimates and assumptions are required to be made in determining the parameters for applying the Black-Scholes option-pricing model, including estimates and assumptions regarding the risk-free rate of return, expected dividend yield and volatility of the underlying shares and the expected life of the options. These estimates and assumptions could have a material effect on the determination of the fair value of the options and the amount of such share-based awards expected to vest, which may in turn significantly impact the determination of the share-based compensation expense. The following assumptions were used to derive the fair values of options granted during the year ended December 31, 2022. An explanation on how these significant assumptions and inputs were determined was set out in Note 27 to the Consolidated Financial Statements.

Weighted average volatility	43.7%
Expected term (in years)	7.2
Risk-free rate	2.7%
Expected dividends	—

Restricted Share Units

As at December 31, 2022, 26,174,400 restricted share units (under which no new Shares will be issued) had been granted under the Equity Award Plans, of which 3,548,404 restricted share units had vested and 1,223,932 restricted share units had lapsed.

Save as disclosed herein, no options, restricted share units or any other share-based awards were granted under the Equity Award Plans or any equity award plan of the Group and no options, restricted share units or any other share-based awards were cancelled during the year.

Closures of Register of Members

The Register of Members of the Company will be closed on the following dates:

Book Closure Period/Date	Purpose	Final Lodging Time/Date
May 9, 2023 to May 19, 2023	To determine the identity of Shareholders who are entitled to attend and vote at the 2023 annual general meeting to be held on May 19, 2023 ("AGM")	no later than 4:30 p.m. (Hong Kong time) on May 8, 2023

During and including the book closure period/dates described in the table above, no transfer of Shares will be registered.

In order to be eligible to attend and vote at the AGM, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on the final lodging date mentioned in the table above.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's articles of association, or the laws of the Cayman Islands, which would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders.

Sufficiency of Public Float

Based on information publicly available to the Company and within the knowledge of the Directors at the Latest Practicable Date, the Company has maintained the prescribed public float under the Listing Rules.

Corporate Governance

The Company's corporate governance principles and practices are set out in the Corporate Governance Report in section 3 of this Annual Report.

Auditor

The Consolidated Financial Statements for the year have been audited by Deloitte who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM.

On behalf of the Board
Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer

March 17, 2023

4.1 INDEPENDENT AUDITOR'S REPORT

Deloitte. 德勤

TO THE SHAREHOLDERS OF SANDS CHINA LTD.

(incorporated in the Cayman Islands with limited liability)

OPINION

We have audited the consolidated financial statements of Sands China Ltd. (the "Company") and its subsidiaries (collectively referred to as "the Group") set out on pages 133 to 215, which comprise the consolidated balance sheet as at December 31, 2022, and the consolidated income statement and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2022, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards ("IFRSs") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) ("the Code"), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

KEY AUDIT MATTER

Key audit matter is the matter that, in our professional judgment, was of most significance in our audit of the consolidated financial statements of the current period. This matter was addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

Key audit matter	How our audit addressed the key audit matter
Provision of Expected Credit Losses for Casino Receivables	
As disclosed in note 16(a) to the consolidated financial statements, the Group had net amount of casino receivables before provision for expected credit losses of approximately US$142 million as at December 31, 2022 and out of which an aggregate gross carrying amount of approximately US$139 million were past due. The Group maintained a provision for credit losses based on the amount of expected credit losses on casino receivables and regularly evaluated the balances. As further disclosed in note 16(a) to the consolidated financial statements, the Group specifically analyzed the collectability of each casino receivables account with a significant balance, based upon the aging of the account, the customer's financial condition, collection history and any other known information. The Group also monitored regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. For the remaining debtors which consist of a large number of small customers with common risk characteristics, the Group applied expected loss rates to past due account balances, and the expected loss rates were estimated based on the historical observed default rates over the expected life of the receivable balance and forward-looking information. Auditing the valuation of the casino receivables involved evaluation of management's judgment pertaining to the collectability of casino receivables, especially as it relates to the evaluation of the customer's ability to repay amounts owed.	Our procedures in relation to the provision of expected credit losses of casino receivables included: • Obtaining an understanding and testing the operating effectiveness of controls over granting of casino credit, collection processes and management's review controls over the assessment of the collectability of casino receivables and appropriateness of the estimated allowance, including the information used by management in those controls; and • Developing expectations of current year loss allowance based on repayment history of debtors and forward looking information and examining their subsequent settlement, on a sample basis, to assess the reasonableness of the amount of expected credit losses made for casino receivables by the Group.

4.1 INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in the independent auditor's report is Stephen David Smart.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong

March 17, 2023



4.2 FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

	Notes	Year ended December 31, 2022	2021
		US$ in millions, except per share data	
Net revenues	4	**1,605**	2,874
Gaming tax		**(515)**	(1,017)
Employee benefit expenses	5	**(1,032)**	(1,049)
Depreciation and amortization	4	**(750)**	(733)
Inventories consumed		**(26)**	(34)
Other expenses, gains and losses	6	**(445)**	(578)
Operating loss		**(1,163)**	(537)
Interest income		**19**	2
Finance costs, net of amounts capitalized	7	**(444)**	(373)
Loss on early retirement of debt	22	**—**	(137)
Loss before income tax		**(1,588)**	(1,045)
Income tax benefit/(expense)	8	**6**	(3)
Loss for the year attributable to equity holders of the Company		**(1,582)**	(1,048)
Loss per share for loss attributable to equity holders of the Company			
— Basic	9	**(US19.55 cents)**	(US12.95 cents)
— Diluted	9	**(US19.55 cents)**	(US12.95 cents)

The notes on pages 139 to 215 are an integral part of these consolidated financial statements.

4.2 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended December 31,	
	2022	2021
	US$ in millions	
Loss for the year attributable to equity holders of the Company	**(1,582)**	(1,048)
Other comprehensive expense		
Item that will be reclassified subsequently to profit or loss:		
Cash flow hedge fair value adjustment	**(2)**	(4)
Item that will not be reclassified subsequently to profit or loss:		
Currency translation differences	**(9)**	(6)
Total comprehensive expense for the year attributable to equity holders of the Company	**(1,593)**	(1,058)

The notes on pages 139 to 215 are an integral part of these consolidated financial statements.

4.2 FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

	Notes	December 31, 2022	2021
		US$ in millions	
ASSETS			
Non-current assets			
Investment properties, net	11	**598**	637
Property and equipment, net	12	**7,904**	8,477
Intangible assets, net	14	**31**	38
Other assets, net		**13**	26
Other receivables and prepayments, net	16	**24**	24
Restricted bank deposit	17	**125**	—
Total non-current assets		**8,695**	9,202
Current assets			
Inventories		**19**	15
Other asset		**1**	—
Trade and other receivables and prepayments, net	16	**145**	183
Restricted cash and cash equivalents	17	**912**	16
Cash and cash equivalents	18	**790**	678
Total current assets		**1,867**	892
Total assets		**10,562**	10,094



4.2 FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEET

	Notes	December 31, 2022 US$ in millions	2021
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	19	**81**	81
Reserves	20	**(781)**	807
Total (deficit)/equity		**(700)**	888
LIABILITIES			
Non-current liabilities			
Trade and other payables	21	**128**	112
Borrowings	22	**8,218**	7,946
Deferred income tax liabilities	15	**45**	54
Total non-current liabilities		**8,391**	8,112
Current liabilities			
Trade and other payables	21	**908**	1,071
Current income tax liabilities		**—**	5
Borrowings	22	**1,963**	18
Total current liabilities		**2,871**	1,094
Total liabilities		**11,262**	9,206
Total equity and liabilities		**10,562**	10,094
Net current liabilities		**(1,004)**	(202)
Total assets less current liabilities		**7,691**	9,000

Approved by the Board of Directors on March 17, 2023 and signed on behalf of the Board by

Robert Glen Goldstein
Chairman of the Board and Chief Executive Officer
Director

Wong Ying Wai
President
Director

The notes on pages 139 to 215 are an integral part of these consolidated financial statements.



4.2 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share Capital	Capital reserve (Note 20(a))	Share premium	Statutory reserve (Note 20(b))	Share-based compensation reserve	Currency translation reserve	Hedge reserve	Retained earnings/ (accumulated losses)	Total
					US$ in millions				
Balance at January 1, 2021	81	87	1,498	6	97	4	—	156	1,929
Loss for the year	—	—	—	—	—	—	—	(1,048)	(1,048)
Fair value adjustment on cash flow hedge	—	—	—	—	—	—	(4)	—	(4)
Other comprehensive expense for the year	—	—	—	—	—	(6)	—	—	(6)
Total comprehensive expense	—	—	—	—	—	(6)	(4)	(1,048)	(1,058)
Exercise of share options	—	—	12	—	—	—	—	—	12
Transfer to share premium upon exercise of share options	—	—	5	—	(5)	—	—	—	—
Forfeiture of share options	—	—	—	—	(2)	—	—	2	—
Share-based compensation of the Company	—	—	—	—	4	—	—	—	4
Share-based compensation charged by LVS	—	—	—	—	1	—	—	—	1
Balance at December 31, 2021	**81**	**87**	**1,515**	**6**	**95**	**(2)**	**(4)**	**(890)**	**888**
Loss for the year	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(1,582)**	**(1,582)**
Fair value adjustment on cash flow hedge	**—**	**—**	**—**	**—**	**—**	**—**	**(2)**	**—**	**(2)**
Other comprehensive expense for the year	**—**	**—**	**—**	**—**	**—**	**(9)**	**—**	**—**	**(9)**
Total comprehensive expense	**—**	**—**	**—**	**—**	**—**	**(9)**	**(2)**	**(1,582)**	**(1,593)**
Forfeiture of share options	**—**	**—**	**—**	**—**	**(3)**	**—**	**—**	**3**	**—**
Share-based compensation of the Company	**—**	**—**	**—**	**—**	**3**	**—**	**—**	**—**	**3**
Share-based compensation charged by LVS	**—**	**—**	**—**	**—**	**2**	**—**	**—**	**—**	**2**
Balance at December 31, 2022	**81**	**87**	**1,515**	**6**	**97**	**(11)**	**(6)**	**(2,469)**	**(700)**

The notes on pages 139 to 215 are an integral part of these consolidated financial statements.



4.2 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	Year ended December 31, 2022	2021
		US$ in millions	
Cash flows (used in)/generated from operating activities			
Cash (used in)/generated from operations	24	**(466)**	93
Income tax paid		**(7)**	(5)
Net cash (used in)/generated from operating activities		**(473)**	88
Cash flows used in investing activities			
Placement of restricted bank deposit		**(125)**	—
Withdrawal from restricted cash and cash equivalents		**16**	—
Purchases of property and equipment		**(203)**	(564)
Additions to investment properties		**(18)**	(60)
Purchases of intangible assets		**(20)**	(16)
Proceeds from disposal of property and equipment, investment properties and intangible assets		**9**	3
Interest received		**16**	3
Net cash used in investing activities		**(325)**	(634)
Cash flows from financing activities			
Proceeds from exercise of share options		**—**	12
Proceeds from bank loans	22	**1,200**	756
Proceeds from LVS Term Loan	22	**1,000**	—
Proceeds from Senior Notes	22	**—**	1,946
Repayment of 2023 Notes	22	**—**	(1,800)
Repayments of other long-term borrowings	22	**(1)**	—
Repayments of lease liabilities	22	**(9)**	(12)
Payments of financing costs	22	**(2)**	(27)
Make-whole premium on early retirement of debt	22	**—**	(131)
Interest paid	22	**(367)**	(378)
Net cash from financing activities		**1,821**	366
Net increase/(decrease) in cash and cash equivalents		**1,023**	(180)
Cash and cash equivalents at beginning of year		**678**	861
Effect of exchange rate on cash and cash equivalents		**1**	(3)
Cash and cash equivalents at end of year		**1,702**	678

Cash and cash equivalents of US$1.70 billion as at December 31, 2022 includes restricted cash and cash equivalents of US$912 million that became unrestricted in early January 2023.

The notes on pages 139 to 215 are an integral part of these consolidated financial statements.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Principal activities

The Group is principally engaged in the operation of casino games of chance and the development and operation of destination properties and other ancillary services in Macao. The Group's immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp. ("LVS"), a company incorporated in Nevada, U.S.A., indirectly holds 69.91% ownership interest in the Group as at December 31, 2022, and is the Group's ultimate holding company.

The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The address of the Company's registered office in the Cayman Islands is Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands. The Company's principal place of business in Hong Kong is 5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong.

The Group owns and operates The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao, and Sands Macao. The Group's properties collectively feature some of the world's largest casinos, luxury suites and hotel rooms, different restaurants and food outlets, spas and theaters for live performances and multiple levels of shopping experiences, as well as other integrated resort amenities.

During 2022, the Group achieved milestones in advancing several strategic objectives. The Group was awarded a new 10-year gaming concession for the operation of casino games of chance in Macao. The Group completed the Londoner Arena and the expansion of Shoppes at Londoner during the first half of 2022, which marks the completion of the conversion of Sands Cotai Central into The Londoner Macao.

The Company's shares were listed on the Main Board of the Stock Exchange on November 30, 2009.

The consolidated financial statements are presented in millions of United States dollars ("US$ in millions"), unless otherwise stated.

The consolidated financial statements were approved for issue by the Board of Directors on March 17, 2023.

COVID-19 Pandemic Update

While visitation to Macao remains substantially below pre-COVID-19 pandemic levels, the Macao government's policy regarding the management of COVID-19 and general travel restrictions has adjusted in line with changes in policy in mainland China in late December 2022 and early January 2023. Currently, visitors from mainland China, Hong Kong and Taiwan may enter Macao, subject to them holding the appropriate travel documents, without having to present any proof of COVID-19 testing. Arrivals from foreign countries must provide proof of a negative COVID-19 nucleic acid test or antigen test completed within 48 hours prior to arrival. The Group's operations will continue to be impacted and subject to changes in the government policies of Macao, mainland China, Hong Kong and other jurisdictions in Asia addressing travel and public health measures associated with COVID-19.

1. GENERAL INFORMATION (CONTINUED)

COVID-19 Pandemic Update (continued)

Throughout the year ended December 31, 2022, various outbreaks occurred in the region, particularly in Hong Kong in late January and early February, the Guangdong province in March, Macao in mid-June and Zhuhai in early October, all of which resulted in various travel, border and/or operational restrictions. Specifically, on July 9, 2022, the Macao government ordered casinos and all non-essential businesses to close from July 11, 2022 to July 18, 2022 in an attempt to control the outbreak in Macao, which was extended through July 22, 2022. On July 20, 2022, the Macao government announced a consolidation period, which started on July 23, 2022 and ended on July 30, 2022, whereby certain business activities were allowed to resume limited operations; however, casino operations resumed, but with a maximum capacity of 50% of casino staff working at any point. Throughout August, these preventative measures were gradually reduced, as well as various restrictions on movement between Macao and Zhuhai were progressively lifted by both the Macao and mainland China governments.

Various travel restrictions, such as border closures, mandatory quarantines and proof of negative COVID-19 testing on arrival in Macao, among others, were in effect at various times during the year ended December 31, 2022, resulting in fluctuations in guest travel and visitation.

The Hong Kong/Macao Express bus service and the ferry services between the Taipa Ferry Terminal and Hong Kong International Airport recommenced on December 24, 2022 and December 30, 2022, respectively. The Group's ferry operations between Macao and Hong Kong were suspended throughout 2022 and resumed operation on a limited basis on January 8, 2023.

The Group's gaming operations remained open during most of the year ended December 31, 2022. While guest visitation has begun to recover with the gradual relaxation of travel and quarantine restrictions, the timing and manner in which the Group's casinos, restaurants and shopping malls will operate at full capacity will progressively be assessed against business volumes.

As with prior periods, in support of the Macao government's initiatives to fight the COVID-19 Pandemic, at various times throughout the year ended December 31, 2022, the Group provided both towers of the Sheraton Grand Macao hotel and also The Parisian Macao hotel to the Macao government to house individuals for quarantine and medical observation purposes.

The Group's operations have been significantly impacted by the reduced visitation to Macao. The Macao government announced total visitation from mainland China to Macao decreased approximately 27.5% and 81.7%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019 (pre-pandemic), respectively. The Macao government also announced gross gaming revenue decreased approximately 51.4% and 85.6%, during the year ended December 31, 2022, as compared to the same period in 2021 and 2019, respectively.

At the Group's properties, all social distancing requirements, including those requiring reduced seating at table games and a decreased number of active slot machines on the casino floor compared to pre-COVID-19 levels have ceased in early January 2023.

1. GENERAL INFORMATION (CONTINUED)

COVID-19 Pandemic Update (continued)

The disruptions arising from the COVID-19 Pandemic continued to have a significant adverse impact on the Group's financial condition and operations during the year ended December 31, 2022. The duration and intensity of this global health situation and related disruptions are uncertain and given the dynamic nature of these circumstances, the potential future impact on the Company's consolidated results of operations, cash flows and financial condition is uncertain.

While the Group's properties were open with some operating at reduced levels due to lower visitation and required safety measures in place during the year ended December 31, 2022, the current economic and regulatory environment on a global basis and in Macao continues to evolve. The Group cannot predict the manner in which governments will react as the global and regional impact of the COVID-19 Pandemic changes over time, which could significantly alter the Group's current operations.

The Group has adequate liquidity to fund its operations and meet its contractual obligations, including its obligations under the Concession Contract, for at least twelve months after the end of the reporting period. The Group had US$790 million in cash and cash equivalents (excluding restricted cash and cash equivalents) and US$541 million in available borrowing capacity under the 2018 SCL Revolving Facility as at December 31, 2022, and formerly restricted cash and cash equivalents totaling US$912 million became available to the Group in January 2023. In addition, COVID-19-related travel restrictions were lifted in January 2023, and the number of tourists visiting Macao has increased significantly, with Macao's gross gaming revenue for the two months ended February 28, 2023 recovering to 43.5% of 2019 levels.

The maturity day of the 2018 SCL Revolving Facility is currently July 31, 2023. The Company intends to extend it beyond that date and we are optimistic that this extension will be granted. However, there is no assurance that it will be approved, which could have an adverse effect on our liquidity.

Macao Concession

Until December 31, 2022, the Macao government administered gaming through concession contracts awarded to three different Concessionaires and three Subconcessionaires, including VML. On June 23, 2022, the Macao government approved and authorized an extension between VML and Galaxy, thereby extending the Subconcession from June 26, 2022 to December 31, 2022. VML paid the Macao government 47 million patacas (approximately US$6 million at exchange rates in effect at the time of the transaction) and provided a bank guarantee to the Macao government on September 20, 2022, in the amount of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) to secure the fulfillment of VML's payment obligations towards its employees if VML were unsuccessful in tendering for a new concession contract after its Subconcession expired.

On November 26, 2022, the Macao government provisionally awarded six concessions to six of the bidders, including VML, subject to satisfaction of certain conditions, including the provision of a bank guarantee of 1.0 billion patacas (approximately US$125 million) to secure the fulfillment of VML's legal, contractual and other obligations, including labor obligations. By December 9, 2022, VML had complied with all of these conditions.

On December 16, 2022, the Macao government granted VML, SCL's wholly owned subsidiary, one of six concessions to operate casinos in Macao. VML entered into a ten-year concession agreement with the Macao government, beginning on January 1, 2023. On December 19, 2022, VML requested the release of all the bank guarantees provided to the Macao government under its Subconcession, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee.

1. GENERAL INFORMATION (CONTINUED)

Macao Concession (continued)

On December 30, 2022, in accordance with the requirements of the Gaming Law and their obligations under the Undertakings, the Company's subsidiaries VML, VCL, VOL and CSL2, entered into deeds of reversion, pursuant to which they confirmed and agreed to revert to the Macao government the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession extension period. A total area of approximately 136,000 square meters of casinos, gaming areas and gaming support areas located in the Group's properties (representing approximately 4.7% of the total property area) and gaming equipment (collectively referred to as the "Gaming Assets") with a total net book value of US$753 million, reverted to, and are now owned by the Macao government on December 31, 2022. VML will continue to recognize these Gaming Assets as property and equipment and depreciate over their remaining estimated useful lives as VML will continue to operate the Gaming Assets in the same manner as under the previous Subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession.

On the same day, VML entered into a handover record the Handover Record which granted VML the right to operate the Gaming Assets for the duration of the Concession in exchange for annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively). In years two and three, the annual payment of 750 patacas per square meter will be adjusted based on Macao's average price index for the previous year. In years five through ten, the annual payment of 2,500 patacas per square meter will be adjusted based on Macao's average price index for the prior year.

VML Capital Change

Following the June 23, 2022 amendment to Law No. 16/2001, Macao's Gaming Law now requires, among other things, that gaming concessionaires have a minimum share capital of 5.0 billion patacas and a managing director who is a Macao permanent resident and who must hold at least 15% of the concessionaire's share capital. As such, on December 7, 2022, VML completed a change in its share capital structure that increased VML's registered share capital from 200 million patacas to 5.0 billion patacas and increased Mr. Sun MinQi's (Dave), our Senior Vice President and Chief Financial Officer, shareholding in VML from 10% to 15%.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based awards and derivative financial instruments that are measured at fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Changes in accounting policies and disclosures

During the year, there have been a number of new amendments to standards in IFRSs that are effective, which the Group has adopted at their respective effective dates. The adoption of these new amendments to standards had no material impact on the results of operations and financial position of the Group.

The Group has not early adopted the new or amendments to standards that have been issued, but are not effective for the year ended December 31, 2022. The Group has commenced the assessment of the impact of the new or amendments to standards to the Group, but is not yet in a position to state whether their adoption would have a significant impact on the results of operations and financial position of the Group.

(c) Subsidiaries

Consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.

The particulars of the Group's principal subsidiaries as at December 31, 2022 are set out in Note 30.

(d) Foreign currency translation

Items included in the financial statements of each of the Group's companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The Company's functional currency is Macao patacas ("MOP"). The consolidated financial statements are presented in US$, which is the presentation currency of LVS.

Companies within the Group that have a functional currency different from the presentation currency translate their results of operations and financial position into the presentation currency based on the following:

- Assets and liabilities are translated at the closing rate at balance sheet date;
- Income and expenses are translated at average exchange rates during the year; and
- Translation adjustments arising from this process are recognized in other comprehensive income/(expense) (currency translation differences) and will not be reclassified subsequently to profit or loss.

Gains or losses from foreign currency remeasurements that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in "other expenses, gains and losses".

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Investment properties

Investment properties, principally comprising buildings and building improvements relating to mall operations, are held for long-term rental yields or capital appreciation or both, and are not occupied by the Group. Investment properties currently being constructed or developed are classified as investment properties and stated at cost, less accumulated impairment losses, if any. Investment properties are initially measured at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses, if any. Investment properties are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives of 3 to 50 years. The residual values and useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are included in the consolidated income statement when the changes arise.

(f) Property and equipment

Property and equipment, except construction-in-progress, are stated at historical cost less accumulated depreciation and amortization and accumulated impairment losses, if any. Leasehold interests in land are classified as leases and commence amortization from the time when the land interest becomes available for its intended use. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets which do not exceed the lease term for leasehold improvements, as follows:

Leasehold interests in land classified as leases	50 years
Leasehold improvements	Shorter of lease term or 3 years
Land improvements, buildings and building improvements	10–50 years
Leased buildings and equipment	Lease term
Ferries	20 years
Furniture, fittings and equipment	3–20 years
Vehicles	5–6 years

The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations, such as contractual life, and are periodically reviewed. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Company uses certain assets requiring a change in the estimated useful lives of such assets.

Maintenance and repairs that neither materially add to the value of the asset nor appreciably prolong its life are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the consolidated income statement.

Construction-in-progress represents property and equipment under construction and is stated at cost, less accumulated impairment losses, if any. This includes the direct costs of purchase, construction and capitalized borrowing costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for their intended use, at which time they are transferred to the relevant asset category.

The residual values and useful lives of the assets are reviewed, and adjusted as appropriate at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Property and equipment (continued)

For assets to be disposed of, the Group recognizes the asset to be sold at the lower of carrying value or fair value less costs of disposal. Fair value for assets to be disposed of is estimated based on comparable asset sales, solicited offers or a discounted cash flow model.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within "Other expenses, gains and losses" in the consolidated income statement.

(g) Intangible assets

Computer software

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over their estimated useful lives of 4 years.

(h) Impairment of non-financial assets

Fixed assets are reviewed for impairment whenever indicators of impairment exist. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash generating units or "CGU").

(i) Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

a. the financial asset is held within a business model whose objective is to collect contractual cash flows; and

b. the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income:

a. the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

b. the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at fair value through profit or loss.

The Group's financial assets primarily consist of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables and derivative financial instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial assets (continued)

Classification and subsequent measurement of financial assets (continued)

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial.

Impairment of financial assets

The Group recognizes a loss allowance for expected credit losses ("ECL") on trade and other receivables which are subject to impairment under IFRS 9 *Financial Instruments*. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. Assessments are done based on the Group's historical credit loss experience, adjusted for factors specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

a. *Definition of default*

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).

b. *Credit-impaired financial assets*

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence of a financial asset that is credit-impaired includes observable data about the following events:

i. Significant financial difficulty of the issuer or the borrower;

ii. A breach of contract, such as a default or past due event;

iii. The Group, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession the lender would not otherwise consider;

iv. It becomes probable the borrower will enter bankruptcy or other financial reorganization; or

v. Observable data indicating there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i) adverse changes in the payment status of borrowers in the portfolio; or

(ii) national or local economic conditions that correlate with defaults on the assets in the portfolio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Financial assets (continued)

Impairment of financial assets (continued)

c. *Write-off policy*

The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group's recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

d. *Measurement and recognition of ECL*

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information.

Generally, the ECL is the difference between all contractual cash flows due to the Group in accordance with the contract and the cash flows the Group expects to receive.

Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped based on shared credit risk characteristics and days past due.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

The Group recognizes an impairment gain or loss in profit or loss for trade and other receivables by adjusting their carrying amount through a loss allowance account.

Derecognition of financial assets

The Group derecognizes a financial asset when the consideration was received. On derecognition of a financial asset measured at amortized cost, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

(j) Cash and cash equivalents, restricted cash and cash equivalents and bank deposits

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. Such investments are carried at cost, which is a reasonable estimate of their fair value. Cash equivalents are placed with high credit quality financial institutions. Cash and cash equivalents are considered restricted when withdrawal or general use is legally restricted. The Group determines current or non-current classification based on the expected duration of the restriction. The Group's restricted cash and cash equivalents includes amounts held in a separate cash deposit account as collateral for bank guarantees and other contractually reserved amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issuance of equity instruments are shown in equity as a deduction, net of tax, from the proceeds.

(l) Financial liabilities

The Group's financial liabilities consist of primarily borrowings and trade and other payables, are initially measured at fair value and subsequently measured at amortized cost, using the effective interest method. The Group's financial liabilities also may include derivative financial instruments (if any) which are measured at fair value.

Derecognition/substantial modification of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the contractual terms of financial liability are modified such that the revised terms would result in a substantial modification from the original terms, after taking into account all relevant facts and circumstances including qualitative factors, such modification is accounted for as derecognition of the original financial liability and the recognition of a new financial liability. The difference between the carrying amount of the financial liability derecognized and the fair value of consideration paid or payable, including any liabilities assumed and derivative components, is recognized in profit or loss.

Non-substantial modifications of financial liabilities

For non-substantial modifications of financial liabilities that do not result in derecognition, the carrying amount of the relevant financial liabilities will be calculated at the present value of the modified contractual cash flows discounted at the financial liabilities' original effective interest rate. Transaction costs or fees incurred are adjusted to the carrying amount of the modified financial liabilities and are amortized over the remaining term. Any adjustment to the carrying amount of the financial liability is recognized in profit or loss at the date of modification.

(m) Trade payables

Trade payables are obligations to pay for goods or services acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Borrowings and financing costs

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent it is probable some or all of the facilities will be drawn. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence it is probable some or all of the facilities will be drawn, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Financing costs incurred for the construction of any qualifying asset which takes a substantial period of time to get ready for its intended use, less any investment income on the temporary investment of related borrowings, are capitalized during the period that is required to complete and prepare the asset for its intended use. Other financing costs, net of interest income, are expensed.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

(o) Current and deferred income tax and gaming tax

Income tax

Income tax expense is comprised of current and deferred tax.

(i) *Current income tax*

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which the applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) *Deferred income tax*

Deferred income tax is recognized for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent it is probable future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided for temporary differences arising from investments in subsidiaries, except when the timing of the reversal of the temporary difference can be controlled by the Group and it is probable the temporary difference will not reverse in the foreseeable future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o) Current and deferred income tax and gaming tax (continued)

Income tax (continued)

(iii) Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Gaming tax

According to the gaming subconcession granted by the Macao government and the relevant legislation, the Group is required to pay 35% gaming tax on gross gaming revenue, which represents net wins from casino operations. The Group is also required to pay an additional 4% of gross gaming revenue as public development and social related contributions. Effective January 1, 2023, this special levy was increased to 5% pursuant to the Concession and Gaming Law, which may be reduced or exempted by the Chief Executive when the concessionaire has successfully expanded to foreign tourist source markets in accordance with the Gaming Law.

On a monthly basis, the Group also makes certain variable and fixed payments to the Macao government based on the number of slot machines and table games in its possession. These expenses are reported as "Gaming tax" in the consolidated income statement.

(p) Employee benefits

(i) Pension obligations

The Group operates the Private Provident Fund Scheme and Non-Mandatory Central Provident Fund Scheme (collectively, the "Schemes") through its subsidiaries in Macao. The Schemes are managed by fund management entities and are defined contribution plans. The Group has no further payment obligations once the contributions have been paid to the Schemes managed by fund management entities. The contributions are recognized as employee benefit expenses when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to the contributions being fully vested. Prepaid contributions are recognized as an asset to the extent a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

Equity-settled share-based payment transactions

Share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized over the employee's requisite service period (generally the vesting period of the equity grant). When the options of the 2009 Equity Award Plan and 2019 Equity Award Plan are exercised, the Company issues new shares. The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs. At the time when the options are exercised, the amount previously recognized in share-based compensation reserve will be transferred to share premium. When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings/(accumulated losses).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Employee benefits (continued)

(ii) Share-based compensation (continued)

Equity-settled share-based payment transactions (continued)

The Group recognizes the impact of revisions to the original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.

Share-based compensation expense arising from the granting of share options and restricted share units by LVS to the employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as an expense with the corresponding increase in the share-based compensation reserve under equity in the relevant companies comprising the Group.

Cash-settled share-based payment transactions of the Company

For cash-settled share-based payments, a financial liability is recognized for the employee services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

(iii) Annual leave and other paid leave

Employee entitlement to annual leave is recognized when it accrues to employees. A provision is made for the estimated liability for annual leave available and not utilized as a result of services rendered by employees during the year. Employee entitlement to maternity leave is not recognized until the time of leave. Unused sick leave is accrued on a monthly basis.

(iv) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of when the Group can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the balance sheet date are discounted to their present value.

(v) Bonus plans

The Group recognizes a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(q) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so the outflow is probable, it will then be recognized as a provision.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Revenue recognition

Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, rental income from the Company's mall tenants, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices.

Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to gaming promoters and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron's wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Group's loyalty programs.

For wagering contracts that include complimentary products and services provided by the Group to incentivize gaming, the Group allocates the relative stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Group's control and discretion, which are supplied by third parties, are recorded as an operating expense.

For wagering contracts that include products and services provided to a patron in exchange for points earned under the Group's loyalty programs, the Group allocates the estimated fair value of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs. Upon redemption of loyalty program points for Group-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Group from the third party in connection with this transaction are recorded to other revenue.

After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino revenue as soon as the wager is settled. As all wagers have similar characteristics, the Group accounts for its gaming contracts collectively on a portfolio basis versus an individual basis.

Hotel revenue recognition criteria are met at the time of occupancy. Food and beverage revenue recognition criteria are met at the time of service. Convention revenues are recognized when the related service is rendered or the event is held. Deposits for future hotel occupancy, convention space or food and beverage services contracts are recorded as deferred revenue until the revenue recognition criteria are met. Cancellation fees for convention contracts are recognized upon cancellation by the customer and are included in other revenues. Ferry and entertainment revenue recognition criteria are met at the completion of the ferry trip or event, respectively. Revenue from contracts with a combination of these services is allocated pro rata based on each service's relative stand-alone selling price.

The Group's accounting policy for recognition of revenue from mall tenant operating leases is described in the accounting policy for leases/right-of-use below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s) Pre-opening expenses

Pre-opening expenses represent personnel and other costs incurred prior to the opening of new properties and are expensed as incurred.

(t) Leases/right-of-use

As the lessee for leases

The Group leases various land, real estate, vehicles, and equipment. The Group determines if a contract is or contains a lease at the inception or modification of a contract. A contract is, or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

The Group's lease arrangements have lease and non-lease components. The Group applies the practical expedient to account for the lease components and any associated non-lease components as a single lease component for all classes of underlying assets.

The Group applies the recognition exemption for leases with an expected term of 12 months or less and leases of low-value assets. These leases are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

The lease liability is initially measured at the present value of fixed lease payments over the expected lease term at commencement date. As the implicit rate is not determinable in most of the Group's leases, management uses the incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The expected lease terms include options to extend the lease when it is reasonably certain the Group will exercise such extension option or to terminate the lease when it is reasonably certain the Group will not exercise such termination option.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability and the right-of-use asset. The related payments are recognized as an expense in the period in which the event or condition that triggers those payments occurs.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is initially measured at cost comprising the amount of the initial measurement of lease liability with adjustments, if any, at commencement date, any lease payments made at or before the commencement date less any lease incentives received, any initial indirect costs, and restoration costs. Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. It is subsequently measured at cost less accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Leases/right-of-use (continued)

As the lessee for leases (continued)

In the consolidated balance sheet, the Group presents right-of-use assets that do not meet the definition of "investment property" in "property and equipment" and lease liabilities are presented within "borrowings". Right-of-use assets that meet the definition of "investment property" are presented within "investment properties". Right-of-use assets are included within the same category under "property and equipment", which the corresponding underlying assets would be presented if they were owned.

In the consolidated statement of cash flows, lease payments and any associated interest paid are presented under cash flows from financing activities except for leases with an expected term of 12 months or less and leases of low-value assets which are presented under cash flows from operating activities.

As the lessor/grantor for leases/right-of-use

The Group leases space at several of its integrated resorts to various third parties as part of its mall operations, as well as retail and office space.

Leases for which the Group is a lessor are classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases. Leases, in which the Group is the lessor, are substantially all accounted for as operating leases and the lease components and non-lease components are accounted for separately.

When assets are leased/granted out under an agreement for the right-of-use, the asset is included in the consolidated balance sheet based on the nature of the asset. Lease rental/income from right-of-use (net of any incentives given to tenants or to retailers) is recognized over the terms of the lease/right-of-use on a straight-line basis. As such, deferred rent is recognized as a result of a timing difference of revenue recognition over the lease term compared to the billing amount. Turnover fees arising under operating leases/right-of-use are recognized as income in the period in which they are earned.

When the legal system in which the Group operates contains a legal provision governing the change in circumstances which adversely impacts the performance of the lessee or the lessor due to a force majeure event, or a lease contract contains a specific clause that provides for rent reduction or suspension of rent in the event that the underlying assets (or any part thereof) are affected by adverse events beyond the control of the Group and the lessee so as to render the underlying assets unfit or not available for use, the relevant rent reduction or suspension of rent resulting from the relevant legal provision or the specific clause is accounted for as part of the original lease and not as a lease modification. The Group recognizes such rent reduction or suspension of rent in profit or loss in the period in which the event or condition that triggers those payments to occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u) Provisions

Provisions are recognized when (i) the Group has a present legal or constructive obligation as a result of past events; it is probable an outflow of resources will be required to settle the obligation; and (ii) the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of management's best estimate of the expenditure to be required to settle the present obligation at the reporting date. The pre-tax discount rate used to determine the present value reflects current market assessments of the value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

(v) Fair Value Measurements

Under IFRS 13 *Fair value measurement* ("IFRS 13"), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. IFRS 13 also establishes a valuation hierarchy for inputs in measuring fair value that maximizes the use of observable inputs (inputs market participants would use based on market data obtained from sources independent of the Group) and minimizes the use of unobservable inputs (inputs that reflect the Group's assumptions based upon the best information available in the circumstances) by requiring the most observable inputs be used when available. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the assets or liabilities, either directly or indirectly. Level 3 inputs are unobservable inputs for the assets or liabilities. Categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of potentially causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Provision of expected credit loss for trade receivables

The Group applies the IFRS 9 simplified approach to measure expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. The Group determines the allowance based on specific customer information, historical write-off experience, current industry and economic data, which includes the impact of the COVID-19 Pandemic, and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. A provision of expected credit loss for trade receivables is recorded when the Group believes it is probable the recoverable amount of the receivables will be less than their carrying amounts. Account balances are written off against the allowance when the Group considers the receivables to be uncollectible.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(a) Provision of expected credit loss for trade receivables (continued)

Management believes there are no concentrations of credit risk for which an allowance has not been established. Although management believes the allowance is adequate, it is possible the estimated amount of cash collections with respect to trade receivables could change.

(b) Useful lives of investment properties and property and equipment

The Group depreciates investment properties and property and equipment on a straight-line basis over their estimated useful lives with no residual value assumed. The estimated useful lives are based on the nature of the assets, as well as current operating strategy and legal considerations, such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Group uses certain assets and could have an impact on the estimated useful lives of such assets.

(c) Impairment of non-financial assets

The Group follows the guidance of IAS 36 *Impairment of Assets* to determine when assets are impaired, which requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the recoverable amount of assets is less than their carrying balance, including factors such as the industry performance and changes in operational cash flows. When required, the recoverable amount of the CGU would be determined based on value-in-use calculations. These calculations require the use of estimates, including operating results, income and expenses of the business, successful renewal of gaming concession, long-term growth rates, macroeconomic factors, regulatory environments, future returns and discount rate. Changes in the key assumptions on which the recoverable amount of the assets is based could significantly affect the Group's financial position and results of operations.

During the year ended December 31, 2022, the Group's cash flow generation continued to be impacted by the COVID-19 Pandemic. As such, the Group performed an impairment assessment and no impairment resulted in 2022 (2021: same).

(d) Litigation provisions

The Group is subject to various claims and legal actions. The accruals for these claims and legal actions are estimated in accordance with IAS 37 *Provisions, Contingent Liabilities and Contingent Assets*. Based on consultations with legal counsel, management estimated no significant loss would be incurred beyond the amounts provided. Actual results could differ from these estimates.

4. SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective.

The Group's principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao. The Group has included ferry and other operations (comprised primarily of the Group's ferry operations and various other operations that are ancillary to its properties) to reconcile to consolidated income statement and consolidated balance sheet.

The Venetian Macao, The Londoner Macao, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino wagers, room sales, rental income from the Group's mall tenants, food and beverage transactions, convention sales and entertainment. Ferry and other operations mainly derive their revenues from the sale of transportation services.

4. SEGMENT INFORMATION (CONTINUED)

Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall[(ii),(iii)]	Food and beverage	Convention, ferry, retail and other	Total net revenues
			US$ in millions			
Year ended December 31, 2022						
The Venetian Macao	**438**	**55**	**155**	**17**	**17**	**682**
The Londoner Macao	**194**	**61**	**47**	**26**	**22**	**350**
The Parisian Macao	**116**	**33**	**25**	**10**	**4**	**188**
The Plaza Macao	**146**	**29**	**127**	**10**	**1**	**313**
Sands Macao	**53**	**6**	**1**	**4**	**1**	**65**
Ferry and other operations	**—**	**—**	**—**	**—**	**21**	**21**
Inter-segment revenues[(i)]	**—**	**—**	**(1)**	**—**	**(13)**	**(14)**
	947	**184**	**354**	**67**	**53**	**1,605**
Year ended December 31, 2021						
The Venetian Macao	944	77	195	24	16	1,256
The Londoner Macao	396	90	56	30	16	588
The Parisian Macao	244	54	39	17	3	357
The Plaza Macao	298	45	184	17	2	546
Sands Macao	105	10	1	5	1	122
Ferry and other operations	—	—	—	—	20	20
Inter-segment revenues[(i)]	—	—	(2)	—	(13)	(15)
	1,987	276	473	93	45	2,874

(i) Inter-segment revenues are charged at prevailing market rates.

(ii) Of this amount, US$296 million and US$58 million (2021: US$410 million and US$63 million) were related to income from right-of-use and management fee and other, respectively. Income from right-of-use is recognized in accordance with IFRS 16 *Leases* and all other revenues are recognized in accordance with IFRS 15 *Revenue from contracts with customers*.

(iii) For the year ended December 31, 2022, rent concessions of US$70 million (2021: US$41 million) were provided to tenants as a result of the COVID-19 Pandemic and the impact on mall operations.

4. SEGMENT INFORMATION (CONTINUED)

The following is a reconciliation of adjusted property EBITDA to loss for the year attributable to equity holders of the Company:

	Notes	Year ended December 31, 2022	2021
		US$ in millions	
Adjusted property EBITDA (Unaudited)[(i)]			
The Venetian Macao		**(25)**	297
The Londoner Macao		**(189)**	(84)
The Parisian Macao		**(103)**	(17)
The Plaza Macao		**81**	219
Sands Macao		**(81)**	(69)
Ferry and other operations		**(6)**	(5)
Total adjusted property EBITDA		**(323)**	341
Share-based compensation, net of amount capitalized[(ii)]		**(35)**	(10)
Corporate expense[(iii)]	(a)	**(55)**	(68)
Pre-opening expense	(b)	**1**	(11)
Depreciation and amortization		**(750)**	(733)
Net foreign exchange gains/(losses)		**4**	(38)
Fair value (loss)/gain on derivative financial instruments		**(1)**	1
Loss on disposal of property and equipment, investment properties and intangible assets		**(4)**	(19)
Operating loss		**(1,163)**	(537)
Interest income		**19**	2
Finance costs, net of amounts capitalized		**(444)**	(373)
Loss on early retirement of debt		**—**	(137)
Loss before income tax		**(1,588)**	(1,045)
Income tax benefit/(expense)		**6**	(3)
Loss for the year attributable to equity holders of the Company		**(1,582)**	(1,048)

(i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

(ii) Includes equity-settled share-based payment expense, net of amount capitalized of US$5 million and cash-settled share-based payment expense, net of amount capitalized of US$30 million (2021: US$5 million and US$5 million).

(iii) The amount excludes share-based payment expense of US$5 million (2021: US$1 million).

4. SEGMENT INFORMATION (CONTINUED)

(a) Corporate expense

	Note	Year ended December 31, 2022	2021
		US$ in millions	
Royalty fees	26(a)(v)	**22**	42
Management fees		**9**	4
Employee benefit expenses		**8**	11
Other support services		**10**	4
Other expenses		**6**	7
		55	68

(b) Pre-opening expense

	Year ended December 31, 2022	2021
	US$ in millions	
Employee benefit expenses	**—**	5
Advertising and promotions	**(1)**	2
Contract labor and services	**—**	1
Utilities and operating supplies	**—**	1
Other expenses	**—**	2
	(1)	11

4. SEGMENT INFORMATION (CONTINUED)

	Year ended December 31, 2022	2021
	US$ in millions	
Depreciation and amortization		
The Venetian Macao	**180**	191
The Londoner Macao	**322**	273
The Parisian Macao	**128**	145
The Plaza Macao	**86**	84
Sands Macao	**21**	24
Ferry and other operations	**13**	16
	750	733

	Year ended December 31, 2022	2021
	US$ in millions	
Capital expenditures		
The Venetian Macao	**52**	71
The Londoner Macao	**173**	538
The Parisian Macao	**3**	4
The Plaza Macao	**9**	19
Sands Macao	**4**	7
Ferry and other operations	**—**	1
	241	640

	December 31, 2022	2021
	US$ in millions	
Total assets		
The Venetian Macao	**2,127**	2,079
The Londoner Macao	**4,512**	4,519
The Parisian Macao	**1,846**	1,981
The Plaza Macao	**1,035**	1,161
Sands Macao	**207**	252
Ferry and other operations	**835**	102
	10,562	10,094

Almost all of the non-current assets of the Group are located in Macao.

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	Year ended December 31, 2022	2021
	US$ in millions	
Wages, salaries, bonus and termination costs	**895**	930
Staff meals	**39**	45
Pension costs — defined contribution plan	**35**	36
Share-based compensation, net of amount capitalized(i)	**35**	10
Other employee benefit expenses	**28**	28
	1,032	1,049

(i) Share-based compensation capitalized during the year ended December 31, 2022 was US$1 million (2021: less than US$1 million). For further information related to the Company's equity award plan and LVS' equity award plan, see Note 27 to the consolidated financial statements.

(a) Directors' emoluments

	Fees	Salaries and other allowances	Discretionary bonuses(i)	Pension costs	Estimated monetary value of other benefits(ii)	Total
			US$ in thousands			
Year ended December 31, 2022						
Executive Directors						
Robert Glen Goldstein(iii)	**—**	**—**	**—**	**—**	**—**	**—**
Wong Ying Wai	**—**	**3,001**	**1,501**	**150**	**4,577**	**9,229**
Chum Kwan Lock, Grant(iv)	**—**	**3,124**	**1,801**	**90**	**3,871**	**8,886**
Non-Executive Director						
Charles Daniel Forman	**200**	**—**	**—**	**—**	**—**	**200**
Independent Non-Executive Directors						
Chiang Yun	**230**	**—**	**—**	**—**	**—**	**230**
Victor Patrick Hoog Antink	**230**	**—**	**—**	**—**	**—**	**230**
Steven Zygmunt Strasser	**230**	**—**	**—**	**—**	**—**	**230**
Kenneth Patrick Chung	**200**	**—**	**—**	**—**	**—**	**200**
	1,090	**6,125**	**3,302**	**240**	**8,448**	**19,205**

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(a) Directors' emoluments (continued)

	Fees	Salaries and other allowances	Discretionary bonuses[i]	Pension costs	Estimated monetary value of other benefits[ii]	Total
			US$ in thousands			
Year ended December 31, 2021						
Executive Directors						
Sheldon Gary Adelson[v]	—	—	—	—	—	—
Robert Glen Goldstein[iii]	—	—	—	—	—	—
Wong Ying Wai	—	3,000	750	150	1,020	4,920
Chum Kwan Lock, Grant[iv]	—	2,732	885	87	1,163	4,867
Non-Executive Director						
Charles Daniel Forman	200	—	—	—	—	200
Independent Non-Executive Directors						
Chiang Yun	221	—	—	—	—	221
Victor Patrick Hoog Antink	230	—	—	—	—	230
Steven Zygmunt Strasser	230	—	—	—	—	230
Kenneth Patrick Chung	200	—	—	—	—	200
	1,081	5,732	1,635	237	2,183	10,868

(i) The discretionary bonuses for the years ended December 31, 2022 and 2021 were in relation to services in the respective years, and were determined by reference to the individual performance of the Directors and the Chief Executives and the Group's performance, and approved by the Remuneration Committee.

(ii) Other benefits mainly include the share options and restricted share units under the Equity Award Plan, accommodation, meals, home visit travel costs and medical insurance. The value of the share options and restricted share units granted to the Directors represents the amount recognized as an expense during the year in accordance with IFRS 2 *Share-based payment*.

(iii) Robert Glen Goldstein was appointed as the Acting Chairman, Acting Chief Executive Officer, the Acting Chairman of the Nomination Committee, and was re-designated as an Executive Director of the Company, in each case, with effect from January 7, 2021. Subsequently he was appointed as the Executive Director of the Company, as the Chairman of the Board, the Chief Executive Officer and the Chairman of the Nomination Committee of the Company, in each case, with effect from January 27, 2021.

(iv) Chum Kwan Lock, Grant was appointed as the Executive Director of the Company with effect from January 7, 2021.

(v) Sheldon Gary Adelson took a medical leave of absence from his positions as the Chairman, Chief Executive Officer and the Chairman of the Nomination Committee of the Company and was re-designated as a Non-Executive Director of the Company, in each case, with effect from January 7, 2021. Mr. Adelson passed away in the United States on January 11, 2021.

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(a) Directors' emoluments (continued)

The Executive Directors' emoluments were for their services in connection with the management of the affairs of the Group. The Non-Executive Directors' and Independent Non-Executive Directors' emoluments were for their services as directors of the Company.

In addition to the Directors' emoluments disclosed above, Robert Glen Goldstein received compensation (inclusive of share-based compensation) from LVS in respect of his services to LVS and its subsidiaries (including the Group). During the year ended December 31, 2022, US$3 million (2021: US$1 million) was charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group.

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2021: nil).

With the exception of the continuing connected transactions disclosed in the 2022 Annual Report of the Company, none of the Directors has any material interests in transactions, arrangements or contracts entered into by the Company or the LVS Group.

None of the Directors waived or has agreed to waive any emoluments during the year (2021: nil).

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include two Directors (2021: two) whose emoluments were reflected in the analysis presented above. The emoluments of the remaining three individuals (2021: three) during the year were as follows:

	Year ended December 31,	
	2022	2021
	US$ in thousands	
Basic salaries, allowances and benefits in kind	**4,737**	4,874
Discretionary bonus[(i)]	**3,602**	1,347
Share-based compensation[(ii)]	**5,485**	1,415
Pension costs	**148**	132
	13,972	7,768

(i) The discretionary bonuses for the years ended December 31, 2022 and 2021 were in relation to services in the respective years.

(ii) The value of share options and restricted share units granted to the individuals represents the amount recognized as an expense during the year in accordance with IFRS 2 *Share-based payment*.

5. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(b) Five highest paid individuals (continued)

The emoluments of the above mentioned individuals fall within the following bands:

		Year ended December 31,	
		2022	2021
Range in HK$	Range in US$ equivalent	Number of individuals	
18,500,001–19,000,000	2,373,000–2,437,000	**—**	1
19,500,001–20,000,000	2,501,000–2,565,000	**—**	1
22,000,001–22,500,000	2,822,000–2,886,000	**—**	1
27,000,001–27,500,000	3,463,000–3,527,000	**1**	—
40,500,001–41,000,000	5,195,000–5,259,000	**2**	—
		3	3

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the year ended December 31, 2022 (2021: nil).

6. OTHER EXPENSES, GAINS AND LOSSES

	Notes	Year ended December 31, 2022	2021
		US$ in millions	
Utilities and operating supplies		**134**	144
Repairs and maintenance		**60**	64
Contract labor and services		**59**	70
Advertising and promotions		**24**	42
Royalty fees[(i)]		**23**	43
Management fees[(ii)]		**19**	19
Provision for expected credit losses, net		**4**	3
Auditor's remuneration		**2**	2
Lease payments exempted from recognition	13(c)	**2**	1
Net foreign exchange (gains)/losses		**(4)**	38
Loss on disposal of property and equipment, investment properties and intangible assets[(iii)]		**4**	19
Fair value loss/(gain) on derivative financial instruments	23	**1**	(1)
Other support services		**64**	62
Other operating expenses		**53**	72
		445	578

(i) Total royalty fee for the year ended December 31, 2022 includes US$1 million charged by third parties and US$22 million charged by a related party (2021: US$1 million and US$42 million, respectively). Refer to Note 26(a)(v) for further information related to the royalty charged by a related party.

(ii) Total management fees for the year ended December 31, 2022 includes US$2 million charged by third parties and US$17 million charged by related parties, net of amounts capitalized (2021: US$3 million and US$16 million respectively). Refer to Note 26(a)(ii) for further information.

(iii) Loss on disposal of property and equipment, investment properties and intangible assets for the year ended December 31, 2022 includes demolition cost of US$2 million (2021: US$11 million).

7. FINANCE COSTS, NET OF AMOUNTS CAPITALIZED

	Note	Year ended December 31, 2022	2021
		US$ in millions	
Interest costs			
Senior Notes		**326**	331
Bank borrowings		**51**	12
LVS Term Loan	26(a)(iii)	**28**	—
Lease liabilities		**8**	8
Amortization of deferred financing costs		**24**	23
Standby fee and other financing costs		**9**	13
		446	387
Less: interest capitalized		**(2)**	(14)
		444	373

A capitalization rate of 4.4% to 5.6% (2021: 4.5% to 5.1%) was used, representing the effective finance costs of the loans to finance the assets under construction.

8. INCOME TAX (BENEFIT)/EXPENSE

	Year ended December 31,	
	2022	2021
	US$ in millions	
Current income tax		
Lump sum in lieu of Macao complementary tax on dividends	**2**	5
Other overseas taxes	**1**	—
Deferred income tax benefit	**(9)**	(2)
	(6)	3

Deferred income tax benefit was US$9 million for the year ended December 31, 2022, compared to deferred income tax benefit of US$2 million for the year ended December 31, 2021. The deferred income tax benefit in 2022 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance (2021: same).

(a) Macao complementary tax

Macao complementary tax is levied at progressive rates ranging from 3% to 9% on the taxable income above 32,000 patacas (equivalent to US$4,000) but below 300,000 patacas (equivalent to US$37,500), and thereafter at a fixed rate of 12%. For the year ended December 31, 2022, a special complementary tax incentive was provided to the effect that the tax free income threshold was increased from 32,000 patacas to 600,000 patacas (equivalent to US$4,000 to US$75,000) with the profit above 600,000 patacas (equivalent to US$75,000) being taxed at a fixed rate of 12% (2021: same).

Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities effective from the tax year 2019 through June 26, 2022. In July 2022, VML requested an additional extension of the tax exemption through December 31, 2022, to correspond to the extended term of its gaming Subconcession. Pursuant to the Dispatch No. 178/2022 issued by the Chief Executive of Macao on September 1, 2022, VML was granted an additional extension of the tax exemption effective from June 27, 2022 to December 31, 2022.

Additionally, subsequent to being awarded the new gaming concession, in December 2022, VML submitted an application for the tax exemption regarding Macao complementary tax on its gaming activities for the new gaming concession period effective from the tax year 2023 to the tax year 2032, or for a period of tax exemption that the Chief Executive of Macao may deem more appropriate. However, there is no assurance VML will receive the tax exemption.

(b) Lump sum in lieu of Macao complementary tax on dividends

In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. The agreement provided for payments in lieu of Macao complementary tax otherwise due by VML's shareholders on dividend distributions to them from gaming profits; namely an annual payment of 38 million patacas (equivalent to US$5 million) for 2021 and 2020, each payment made on or before January 31 of the following year, and a payment of 18 million patacas (equivalent to US$2 million) for the period between January 1, 2022 through June 26, 2022, paid on or before July 26, 2022. The Group is evaluating the timing of an application of a new shareholder dividend tax agreement.

8. INCOME TAX (BENEFIT)/EXPENSE (CONTINUED)

(c) Hong Kong profits tax

The Company's subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax at the maximum rate of 16.5% for the year ended December 31, 2022 (2021: same).

(d) Reconciliation between income tax expense and accounting loss at applicable tax rates

The tax on the Group's loss before income tax differs from the theoretical amount that would arise using the domestic tax rates applicable to the consolidated entities in the respective jurisdictions as follows:

	Year ended December 31,	
	2022	2021
	US$ in millions	
Loss before income tax	**(1,588)**	(1,045)
Tax calculated at domestic rates applicable in the respective jurisdictions	**(189)**	(121)
Tax effects of:		
Income not subject to tax[i]	**(231)**	(365)
Expenses not deductible for tax purposes[i, ii]	**265**	332
Amortization of pre-opening expenses previously not recognized	**(1)**	(2)
Origination and reversal of temporary difference, net	**(1)**	—
Tax losses for which no deferred income tax assets were recognized	**149**	154
Lump sum in lieu of Macao complementary tax of dividends	**2**	5
Income tax (benefit)/expense	**(6)**	3

(i) During the year ended December 31, 2022, VML was exempt from Macao complementary tax on its gaming activities (see also Note 8(a)). In addition, lease/right-of-use income recorded in VML, VCL and VOL were subject to property tax (Note (ii)), and should, therefore, also be excluded from Macao complementary tax calculations. Accordingly, casino revenues and lease/right-of-use income and their corresponding expenses incurred were presented as "Income not subject to tax" and "Expenses not deductible for tax purposes", respectively, in the calculations above (2021: same).

(ii) Lease/right-of-use income recorded in VML, VCL and VOL are exempt from property tax for the first four and six years for the newly constructed buildings in Macao and on Cotai, respectively, pursuant to Article 9(1)(a) of Lei no. 19/78/M. If the buildings in Macao and on Cotai also qualify for Tourism Utility Status, the property tax exemption can be extended by another four and six years, respectively, pursuant to Article 15(a) of Lei no. 81/89/M. The exemption for Sands Macao expired in August 2012, for The Venetian Macao in August 2019, with exception of its casino area which expired in August 2013, and for The Plaza Macao in August 2020. The exemptions for The Londoner Macao, The Parisian Macao and The Grand Suites at Four Seasons will be expiring in December 2027, September 2028 and October 2032, respectively.

9. LOSS PER SHARE

The calculation of basic and diluted loss per share are set out in the following:

	Year ended December 31,	
	2022	2021
Loss attributable to equity holders of the Company (US$ in millions)	**(1,582)**	(1,048)
Weighted average number of shares for basic loss per share (thousand shares)	**8,093,189**	8,092,597
Adjustment for share options (thousand shares)(i)	**—**	—
Weighted average number of shares for diluted loss per share (thousand shares)	**8,093,189**	8,092,597
Loss per share, basic(ii)	**(US19.55 cents)**	(US12.95 cents)
	(HK152.42 cents)	(HK101.00 cents)
Loss per share, diluted(ii)	**(US19.55 cents)**	(US12.95 cents)
	(HK152.42 cents)	(HK101.00 cents)

(i) The computation of the diluted loss per share for the years ended December 31, 2022 and 2021 did not assume the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

(ii) The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2022 of US$1.00 to HK$7.7962 (2021: US$1.00 to HK$7.7994).

10. DIVIDENDS

The Board did not recommend the payment of a final dividend in respect of the year ended December 31, 2021.

The Board did not recommend the payment of an interim dividend in respect of the six months ended June 30, 2022.

The Board does not recommend the payment of a final dividend in respect of the year ended December 31, 2022.

11. INVESTMENT PROPERTIES, NET

	2022	2021
	US$ in millions	
Cost		
At January 1	**1,130**	990
Additions	**11**	20
Disposals	**(1)**	(3)
Transfers from property and equipment	**3**	129
Exchange difference	**1**	(6)
At December 31	**1,144**	1,130
Accumulated depreciation		
At January 1	**(493)**	(447)
Depreciation	**(53)**	(52)
Disposals	**1**	3
Exchange difference	**(1)**	3
At December 31	**(546)**	(493)
Carrying amount		
At December 31	**598**	637

(a) Measuring investment property at fair value

The Group engaged an independent professional valuer, Knight Frank Petty Limited, to perform the valuation of the Group's investment properties, which are located in Macao, on an annual basis. Knight Frank Petty Limited is a professionally qualified independent external valuer, and had appropriate recent experience in the relevant location and category of the properties being valued. In determining the fair value of the investment properties, the valuer uses assumptions and estimates that reflect, amongst other factors, comparable market transactions in an active market, lease/right-of-use income from current leases/right-of-use and assumptions about lease/right-of-use income from future leases/rights-of-use in light of current market conditions, capitalization rates, terminal yield and reversionary income potential. Valuations were based on income and an open market value approach for all completed properties as follows:

	December 31, 2022	2021
	US$ in millions	
Fair value of the investment properties	**7,980**	7,999

In estimating the fair value of the properties, the highest and best use of the properties is their current use. The fair value estimate of the Group's investment properties is a Level 3 input.

11. INVESTMENT PROPERTIES, NET (CONTINUED)

(b) Amounts recognized in profit or loss for investment properties

	Year ended December 31,	
	2022	2021
	US$ in millions	
Mall income	**354**	473
Direct operating expenses arising from investment properties that generate right-of-use income	**35**	34
Direct operating expenses that did not generate right-of-use income	**11**	11

During the year ended December 31, 2022, mall income in the table above included turnover fees, representing variable lease income of US$27 million (2021: US$90 million) and rent concessions of US$70 million granted to mall tenants (2021: US$41 million) as a result of the COVID-19 Pandemic.

(c) Leasing arrangements

The investment properties are leased to mall tenants under operating leases with rentals payable on a monthly basis. Lease payments in the mall leasing contracts include variable lease payments that depend on turnover of the retail store. Where necessary to reduce credit risk, the Group may obtain bank guarantees for the term of a lease or cash security deposit at the commencement of a lease. There is no residual value guarantee for our current mall leases.

The future aggregate minimum lease/base fee receivables under non-cancelable agreements are as follows:

	December 31,	
	2022	2021
	US$ in millions	
No later than 1 year	**295**	300
1 to 2 years	**262**	229
2 to 3 years	**196**	174
3 to 4 years	**161**	117
4 to 5 years	**145**	105
Later than 5 years	**319**	308
	1,378	1,233

12. PROPERTY AND EQUIPMENT, NET

The movements of property and equipment for the year are as follows:

	Leasehold interests in land	Land improvements	Buildings and building improvements	Leasehold improvements	Vehicles	Ferries	Furniture, fittings & equipment	Construction-in-progress	Total
					US$ in millions				
Cost									
At January 1, 2021	674	372	9,890	7	66	252	2,235	774	14,270
Additions	—	—	2	—	2	—	27	485	516
Adjustments to project costs	—	—	(9)	—	(2)	—	(8)	—	(19)
Disposals	—	—	(44)	—	—	—	(35)	(4)	(83)
Transfers(i)	—	—	859	—	—	—	128	(1,116)	(129)
Exchange difference	—	(2)	(64)	—	—	—	(13)	(1)	(80)
At December 31, 2021	674	370	10,634	7	66	252	2,334	138	14,475
Accumulated depreciation and impairment									
At January 1, 2021	(148)	(141)	(3,365)	(5)	(26)	(212)	(1,541)	—	(5,438)
Depreciation	(13)	(4)	(439)	(1)	(11)	(5)	(189)	—	(662)
Disposals	—	—	38	—	—	—	34	—	72
Exchange difference	—	—	21	—	—	—	9	—	30
At December 31, 2021	(161)	(145)	(3,745)	(6)	(37)	(217)	(1,687)	—	(5,998)
Carrying amount									
At December 31, 2021	513	225	6,889	1	29	35	647	138	8,477
Cost									
At January 1, 2022	**674**	**370**	**10,634**	**7**	**66**	**252**	**2,334**	**138**	**14,475**
Additions	**—**	**—**	**1**	**—**	**1**	**—**	**9**	**109**	**120**
Adjustments to project costs	**—**	**—**	**(7)**	**—**	**(1)**	**—**	**—**	**—**	**(8)**
Disposals	**—**	**—**	**(14)**	**—**	**(1)**	**(57)**	**(106)**	**—**	**(178)**
Transfers(i)	**—**	**—**	**98**	**—**	**—**	**—**	**91**	**(192)**	**(3)**
Exchange difference	**—**	**—**	**6**	**—**	**—**	**—**	**—**	**(2)**	**4**
At December 31, 2022	**674**	**370**	**10,718**	**7**	**65**	**195**	**2,328**	**53**	**14,410**
Accumulated depreciation and impairment									
At January 1, 2022	**(161)**	**(145)**	**(3,745)**	**(6)**	**(37)**	**(217)**	**(1,687)**	**—**	**(5,998)**
Depreciation	**(14)**	**(5)**	**(464)**	**(1)**	**(9)**	**(4)**	**(174)**	**—**	**(671)**
Disposals	**—**	**—**	**13**	**—**	**1**	**49**	**104**	**—**	**167**
Exchange difference	**—**	**—**	**(2)**	**—**	**(1)**	**—**	**(1)**	**—**	**(4)**
At December 31, 2022	**(175)**	**(150)**	**(4,198)**	**(7)**	**(46)**	**(172)**	**(1,758)**	**—**	**(6,506)**
Carrying amount									
At December 31, 2022	**499**	**220**	**6,520**	**—**	**19**	**23**	**570**	**53**	**7,904**

(i) During the year ended December 31, 2022, the net transfers to investment properties was US$3 million (2021: US$129 million).

Interest expense of US$2 million in Note 7 (2021: US$14 million) and other direct costs of US$15 million (2021: US$20 million) were capitalized for the year ended December 31, 2022.

12. PROPERTY AND EQUIPMENT, NET (CONTINUED)

With the expiry of VML's subconcession on December 31, 2022, as described in Note 1, all of the Gaming Assets, including the casinos, gaming areas and respective supporting areas located in Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao, with a total area of approximately 136,000 square meters (representing approximately 4.7% of the total property area) and gaming equipment, reverted to, and are now owned by the Macao government. Effective as of January 1, 2023, the Gaming Assets were temporarily transferred to VML for the duration of the Concession, in return for annual payments for the right to operate the Gaming Assets pursuant to the Handover Record.

The Gaming Assets that reverted to the Macao government on December 31, 2022, and included in the above table, consisted of the following:

	December 31, 2022
	US$ in millions
Building and building improvements	**1,264**
Furniture, fixtures and equipment	**419**
	1,683
Less — accumulated depreciation	**(930)**
	753

As the Group will continue to operate the Gaming Assets in the same manner as under the previous Subconcession, obtain substantially all of the economic benefits and bear all of the risks arising from the use of these assets, as well as assuming it will be successful in the awarding of a new concession upon expiry of the Concession, the Group will continue to recognize these Gaming Assets as property and equipment over their remaining estimated useful lives.

As at December 31, 2022, the Group's property and equipment were not pledged as securities for any liabilities (2021: same).

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. LEASES

This note provides information for leases where the Group is a lessee. For leases where the Group is a lessor, see Notes 11(b) and 11(c).

(a) Right-of-use assets

The movements of right-of-use assets included within "Property and equipment, net" and "Investment properties, net" for the year are as follows:

	Property and equipment, net — Leasehold interests in land	Investment properties, net — Leasehold interests in land	Property and equipment, net — Other	Total Right-of-use assets
		US$ millions		
Cost				
At January 1, 2021	674	56	40	770
Additions	—	—	9	9
Disposals	—	—	(7)	(7)
At December 31, 2021	674	56	42	772
Accumulated depreciation				
At January 1, 2021	(148)	(14)	(21)	(183)
Depreciation	(13)	(1)	(11)	(25)
Disposals	—	—	7	7
At December 31, 2021	(161)	(15)	(25)	(201)
Carrying amount				
At December 31, 2021	513	41	17	571
Cost				
At January 1, 2022	**674**	**56**	**42**	**772**
Adjustments to costs	**—**	**—**	**(2)**	**(2)**
Disposals	**—**	**—**	**(2)**	**(2)**
At December 31, 2022	**674**	**56**	**38**	**768**
Accumulated depreciation				
At January 1, 2022	**(161)**	**(15)**	**(25)**	**(201)**
Depreciation	**(14)**	**(1)**	**(6)**	**(21)**
Disposals	**—**	**—**	**2**	**2**
At December 31, 2022	**(175)**	**(16)**	**(29)**	**(220)**
Carrying amount				
At December 31, 2022	**499**	**40**	**9**	**548**

13. LEASES (CONTINUED)

(a) Right-of-use assets (continued)

The Group received land concessions from the Macao government to build on the sites on which Sands Macao, The Venetian Macao, The Plaza Macao, The Londoner Macao and The Parisian Macao are located. The Group does not own these land sites; however, the land concessions, which have an initial term of 25 years and are renewable at the Group's option, in accordance with Macao laws, grant the Group exclusive use of the land. As specified in the land concessions, the Group is required to pay premiums for each parcel as well as annual rent for the term of the land concessions, which may be revised every five years by the Macao government. The initial land lease premiums for all parcels have been fully paid for. The Group anticipates a useful life of 50 years related to these land concessions.

(b) Lease liabilities

The lease liabilities included within borrowings are as follows:

	December 31, 2022	2021
	US$ in millions	
Current liabilities — Borrowings	**14**	17
Non-current liabilities — Borrowings	**118**	124
	132	141

The weighted average effective interest rate of lease liabilities as at December 31, 2022 was 5.0% (2021: 4.8%). The maturity analysis of the lease liabilities is presented in Note 28(a)(iii).

13. LEASES (CONTINUED)

(c) Amounts recognized in the consolidated income statement

	Year ended December 31,	
	2022	2021
	US$ in millions	
Depreciation charge of right-of-use assets:		
Property and equipment, net — Leasehold interests in land	**14**	13
Property and equipment, net — Other	**6**	11
Investment properties, net — Leasehold interests in land	**1**	1
	21	25
Interest expense on lease liabilities	**8**	8
Expense relating to short-term leases exempted from recognition	**2**	1
	31	34

The total cash outflow for leases including interest payments for the year ended December 31, 2022 was US$12 million (2021: US$14 million), which includes short-term lease payments of US$2 million in total (2021: US$1 million).

(d) Extension and termination options and residual value guarantee

The Group has leases for various real estate (including leasehold interest in land), vehicles and equipment. The Group's leases include options to extend the lease term by one month to 10 years. Land concessions in Macao generally have an initial term of 25 years with automatic extensions of 10 years thereafter in accordance with Macao law. The Group anticipates a useful life of 50 years related to the land concessions in Macao. Termination options are included in property and equipment leases across the Group. These are used to maximize operational flexibility in terms of managing the assets used in the Group's operations. The majority of the termination options held are exercisable only by the Group and not by the respective lessor.

The Group's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

14. INTANGIBLE ASSETS, NET

	Computer software	
	2022	2021
	US$ in millions	
Cost		
At January 1	**157**	141
Additions	**14**	16
Disposals	**(1)**	—
At December 31	**170**	157
Accumulated amortization		
At January 1	**(119)**	(100)
Amortization	**(20)**	(19)
Disposals	**1**	—
Exchange difference	**(1)**	—
At December 31	**(139)**	(119)
Carrying amount		
At December 31	**31**	38

	Gaming license
	2022
	US$ in millions
Cost	
At January 1	**—**
Additions	**6**
At December 31	**6**
Accumulated amortization	
At January 1	**—**
Amortization	**(6)**
At December 31	**(6)**
Carrying amount	
At December 31	**—**

On June 23, 2022, an extension to the Subconcession was approved and authorized by the Macao government and executed between VML and Galaxy, pursuant to which the Subconcession was extended from June 26, 2022 to December 31, 2022. 47 million patacas (approximately US$6 million at exchange rates in effect on date of transaction) was paid to the Macao government for the extension which was recognized as an intangible asset and amortized over the remaining extended term of the Subconcession during the year ended December 31, 2022.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15. DEFERRED INCOME TAX LIABILITIES

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

The movements of the deferred tax liabilities are as follows:

	Accelerated depreciation allowance US$ in millions
At January 1, 2021	(56)
Credit for the year	2
At December 31, 2021	**(54)**
Credit for the year	**9**
At December 31, 2022	**(45)**

Deferred tax assets are recognized for tax loss carryforwards to the extent realization of the related tax benefit through future taxable profits is probable. The unrecognized deferred income tax assets in respect of losses that can be carried forward against future taxable income and pre-opening expenses are as follows:

	December 31, 2022	2021
	US$ in millions	
Arising from unused tax losses	**481**	421
Arising from pre-opening expenses	**—**	1
	481	422

As at December 31, 2022, subject to the agreement by tax authorities, out of the total unrecognized tax losses of approximately US$3,956 million (2021: US$3,457 million), an amount of approximately US$146 million (2021: US$140 million) can be carried forward indefinitely. The remaining amount of approximately US$3,810 million (2021: US$3,317 million), will expire in one to three years (2021: same).

16. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET

	Note	December 31, 2022	2021
		US$ in millions	
Trade receivables		**204**	241
Less: provision for expected credit losses		**(123)**	(125)
Trade receivables, net	16(a)	**81**	116
Deferred rent		**64**	73
Less: amortization of deferred rent		**(33)**	(42)
provision for doubtful deferred rent		**—**	(2)
Prepayments		**45**	49
Other receivables	16(b)	**12**	13
Trade and other receivables and prepayments, net		**169**	207
Less: non-current portion:			
deferred rent		**(19)**	(17)
prepayments and other receivables		**(5)**	(7)
		(24)	(24)
Current portion		**145**	183

(a) Trade receivables, net

The aging analysis of trade receivables, net of provision for expected credit losses, is as follows:

	December 31, 2022	2021
	US$ in millions	
0–30 days	**34**	90
31–60 days	**6**	7
61–90 days	**6**	2
Over 90 days	**35**	17
	81	116

Trade receivables are measured at amortized cost and their carrying value is approximately equivalent to their fair value on each balance sheet date. The maximum exposure to credit risk is the fair value of trade receivables on each balance sheet date.

As at January 1, 2021, trade receivables from contracts with customers amounted to US$120 million.

16. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED)

(a) Trade receivables, net (continued)

Trade receivables primarily consist of casino, mall and hotel receivables. The Group extends credit to approved patrons and gaming promoters following background checks and investigations of creditworthiness. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from patrons and gaming promoters residing in these countries.

Credit is granted on a revolving basis based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter's guarantor(s). All gaming promoter credit lines are generally subject to regular review and settlement procedures to evaluate the current status of liquidity and financial health of these gaming promoters. Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days, while for gaming promoters, the receivable is typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security.

There is a concentration of credit risk related to net casino receivables as 76.1% (2021: 47.6%) of the casino receivables as at December 31, 2022 were from the top five customers. Other than casino receivables, there are no other concentrations of credit risk with respect to trade receivables. The Group believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes that there are no concentrations of credit risk for which a provision has not been established as at December 31, 2022 and 2021. Although management believes the provision is adequate, it is possible the estimated amount of cash collections with respect to casino receivables could change.

The Group maintains a provision for expected credit losses on casino, mall and hotel receivables and regularly evaluates the balances. The Group specifically analyzes the collectability of each account with a significant balance, based upon the aging of the account, the customer's financial condition, collection history and any other known information, and the Group makes an allowance for trade receivables. The Group also monitors regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded provisions. Table games play is primarily cash play, as credit play represented approximately 9.8% of total table games play for the year ended December 31, 2022 (2021: 14.5%). The credit extended to gaming promoters and premium players can be offset by the commissions payable to and front money deposited by these gaming promoters, which is considered in the establishment of the provision for expected credit losses.

As at December 31, 2022, a gross amount of casino receivables of US$146 million (2021: US$160 million), was offset by commissions payable and front money deposits in an aggregate amount of US$4 million (2021: US$8 million), resulting in net amounts of casino receivables before provision for expected credit losses of US$142 million (2021: US$152 million). There were no outstanding receivables from gaming promoters as at December 31, 2022 and 2021.

As at December 31, 2022, included in the Group's trade receivables balance were debtors with aggregate gross carrying amount of US$176 million (2021: US$159 million) which were past due as at the reporting date, of which US$139 million (2021: US$141 million) related to casino receivables.

16. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED)

(a) Trade receivables, net (continued)

As at December 31, 2022, except for credit impaired balances and outstanding significant balances with gross amount of US$71 million (2021: US$135 million) that have been assessed individually, as part of the Group's credit risk management, the Group uses debtors' aging to assess the impairment for its customers because these remaining customers consist of a large number of small customers with common risk characteristics representative of the customers' abilities to pay all amounts due in accordance with the contractual terms.

The following table provides information about the exposure to credit risk for trade receivables which are assessed based on provision matrix as at December 31, 2022 and 2021 within lifetime ECL.

Provision's matrix — debtor's aging	**Expected loss rate**	**December 31, 2022**	2021
		US$ in millions	
Current (not past due)	—	**12**	17
1–90 days past due	2%–10%	**10**	10
91–360 days past due	15%–25%	**28**	4
More than 360 days past due	50%–100%	**83**	75
		133	106

The expected loss rates are estimated based on historical observed default rates over the expected life of the receivable balance and forward-looking information available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated.

The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach.

	December 31, 2022	2021
	US$ in millions	
At beginning of year	**125**	137
Provision for expected credit losses, net	**3**	1
Amounts written-off	**(5)**	(13)
At end of year	**123**	125

(b) Other receivables

Other receivables are measured at amortized cost and their carrying value is approximately equivalent to their fair value on each balance sheet date, which also represent the Group's maximum exposure to credit risk as at December 31, 2022. As at December 31, 2022, the provision for expected credit losses for other receivables was US$2 million (2021: US$2 million). Amounts are charged to the provision account and generally written off when the recoverability is remote.

17. RESTRICTED CASH AND CASH EQUIVALENTS AND BANK DEPOSIT

As at December 31, 2022, the effective interest rate on restricted bank deposits is 3.9% to 5% per annum. These deposits have maturities ranging from 28 to 90 days.

Bank guarantee requirement per the Concession Contract

As required by the Concession Contract, on December 7, 2022 VML provided a bank guarantee of 1.0 billion patacas (approximately US$125 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML's performance of its statutory and contractual obligations under the Concession Contract. As stipulated in the bank guarantee contract, and in order to secure the bank guarantee, a minimum amount of 1.0 billion patacas, or US$125 million, was required to be held within the cash deposit account of VCL until January 3, 2023 which was replaced by the deposit account of VML from then onwards as collateral. Any amount in excess of the minimum amount can be withdrawn from the cash deposit. The bank guarantee will remain in effect until 180 days after the end of the term of the Concession Contract or the rescission of the Concession Contract and was classified as non-current restricted bank deposit in the consolidated balance sheet as at December 31, 2022.

Bank guarantee requirement for the Subconcession Extension Contract

As required by the Subconcession Extension Contract, on September 20, 2022 VML provided a bank guarantee of 2.31 billion patacas (approximately US$289 million at exchange rates as defined in the bank guarantee contract) in favor of the Macao government to secure the fulfillment of VML's payment obligations towards its employees after the expiration of its Subconcession should VML be unsuccessful in tendering for a new concession before such expiry. A minimum amount of 2.31 billion patacas or US$289 million was required to be held within SCL's cash deposit account as collateral in order to secure the bank guarantee.

On December 19, 2022, VML requested the release of all the bank guarantees it provided to the Macao government under its Subconcession Contract, and in January 2023 such bank guarantees were released, including the 2.31 billion patacas bank guarantee. The cash collateral equivalent of US$289 million remained in restriction on December 31, 2022 and was classified as current restricted cash and cash equivalents as at December 31, 2022.

Restriction on use of share capital of VML

As required by the Concession Contract and the Gaming Law, the minimum share capital of the concessionaire of 5 billion patacas (approximately US$623 million) may not be used or cancelled prior to the start of its business on January 1, 2023. As such, 5 billion patacas (approximately US$623 million) was classified as current restricted cash and cash equivalents as at December 31, 2022 and was available to VML to deploy from January 1, 2023.

18. CASH AND CASH EQUIVALENTS

	December 31, 2022	2021
	US$ in millions	
Cash on hand	**108**	114
Cash at bank	**130**	202
Short-term bank deposits	**552**	362
	790	678

As at December 31, 2022, the effective interest rates on short-term bank deposits ranged from 2.3% to 4.6% (2021: 0.1% to 1.0%) per annum. These deposits have maturities ranging from 6 to 32 days (2021: 5 to 28 days).

Cash and cash equivalents are measured at amortized cost and the carrying value of cash equivalents is approximately equivalent to their fair value as at December 31, 2022 (2021: same). The estimated fair value of the Group's cash and cash equivalents was based on level 1 inputs (quoted market prices in active markets) (2021: same). The maximum credit exposure of cash and cash equivalents of the Group as at December 31, 2022 amounted to US$682 million (2021: US$564 million).

19. SHARE CAPITAL

	Ordinary shares of US$0.01 each	US$ in millions
Authorized		
At January 1, 2021, December 31, 2021 and December 31, 2022	16,000,000,000	160
Issued and fully paid:		
At January 1, 2021	8,090,118,766	81
Shares issued upon exercise of share options	3,070,100	—
At December 31, 2021	8,093,188,866	81
At January 1, 2022	**8,093,188,866**	**81**
Shares issued upon exercise of share options	**—**	**—**
At December 31, 2022	**8,093,188,866**	**81**

20. RESERVES

The amount of the Group's reserves and the movements therein for the current and prior years are set out in the consolidated statement of changes in equity.

(a) Capital reserve

The capital reserve represents the combined share premium of Venetian Venture Development Intermediate Limited ("VVDIL") and Cotai Services (HK) Limited.

(b) Statutory reserve

The statutory reserve represents amounts set aside from the income statement that are not distributable to Shareholders/quotaholders of the group companies incorporated.

The Macao Commercial Code #432 requires that companies incorporated in Macao that are limited by shares should set aside a minimum of 10% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 25% of the company's capital.

For companies incorporated in Macao that are limited by quotas, the Macao Commercial Code #377 requires that a company should set aside a minimum of 25% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 50% of the company's capital.

21. TRADE AND OTHER PAYABLES

	Notes	December 31, 2022	2021
		US$ in millions	
Trade payables	21(a)	**23**	31
Customer deposits and other deferred revenue	21(b)	**350**	401
Interest payables		**167**	141
Accrued employee benefit expenses		**162**	134
Construction payables and accruals		**86**	188
Other tax payables		**69**	115
Outstanding chip liability	21(b)	**49**	65
Interest payable related to LVS Term Loan	26(a)(iii)	**28**	—
Loyalty program liability	21(b)	**25**	26
Casino liabilities		**15**	21
Payables to related companies	26(b)	**8**	5
Other payables and accruals		**54**	56
		1,036	1,183
Less: non-current portion		**(128)**	(112)
Current portion		**908**	1,071

Trade and other payables are measured at amortized cost and the carrying amount is approximately equivalent to their fair value on each balance sheet date.

21. TRADE AND OTHER PAYABLES(CONTINUED)

(a) Trade payables

The aging analysis of trade payables based on invoice date is as follows:

	December 31, 2022	2021
	US$ in millions	
0–30 days	**18**	22
31–60 days	**4**	7
61–90 days	**1**	1
Over 90 days	**—**	1
	23	31

(b) Contract and contract related liabilities

The Group provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Group has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, (2) loyalty program liability, and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.

The outstanding chip liability represents the collective amounts owed to gaming promoters and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Due to travel restrictions resulting from the COVID-19 Pandemic, the Group temporarily extended the redemption period of these points. The required redemption period was reinstated progressively in December 2022 and expected to be fully implemented during 2023. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Group. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.

21. TRADE AND OTHER PAYABLES (CONTINUED)

(b) Contract and Contract Related Liabilities (continued)

The following table summarizes the liability activity related to contracts with customers:

	Outstanding chip liability		Loyalty program liability		Customer deposits and other deferred revenue[(i)]	
	2022	2021	**2022**	2021	**2022**	2021
	US$ in millions					
Balance at January 1	**65**	189	**26**	28	**401**	412
Balance at December 31	**49**	65	**25**	26	**350**	401
Decrease[(ii)]	**(16)**	(124)	**(1)**	(2)	**(51)**	(11)

(i) Of this amount, US$122 million, US$118 million and US$125 million as at December 31, 2022, December 31, 2021, and January 1, 2021, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.

(ii) The decrease noted in outstanding chip liability in 2021 primarily resulted from the closure of the fixed room junket operations in December 2021.

22. BORROWINGS

	Note	December 31, 2022	2021
		US$ in millions	
Non-current portion			
Senior Notes		**7,150**	7,150
LVS Term Loan	26(a)(iii)	**1,000**	—
Bank loans		**—**	753
Lease liabilities		**118**	124
Other borrowings		**1**	2
		8,269	8,029
Less: deferred financing costs		**(51)**	(83)
		8,218	7,946
Current portion			
Bank loans		**1,958**	—
Lease liabilities		**14**	17
Other borrowings		**1**	1
		1,973	18
Less: deferred financing costs		**(10)**	—
		1,963	18
Total borrowings		**10,181**	7,964

22. BORROWINGS (CONTINUED)

Borrowings are measured at amortized cost.

Senior Notes

On August 9, 2018, the Company issued, in a private offering, three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% Senior Notes due August 8, 2023 (the "2023 Senior Notes"), US$1.80 billion of 5.125% Senior Notes due August 8, 2025 (the "2025 Senior Notes") and US$1.90 billion of 5.400% Senior Notes due August 8, 2028 (the "2028 Senior Notes"). A portion of the net proceeds from the offering was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. There are no interim principal payments on the 2023, 2025 or 2028 Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019.

On June 4, 2020, the Company issued, in a private offering, two series of senior unsecured notes in an aggregate principal amount of US$1.50 billion, consisting of US$800 million of 3.800% Senior Notes due January 8, 2026 (the "2026 Senior Notes") and US$700 million of 4.375% Senior Notes due June 18, 2030 (the "2030 Senior Notes"). The net proceeds from the offering were used for incremental liquidity and general corporate purposes. There are no interim principal payments on the 2026 or 2030 Senior Notes and interest is payable semi-annually in arrears on January 8 and July 8, commencing on January 8, 2021, with respect to the 2026 Senior Notes, and on June 18 and December 18, commencing on December 18, 2020, with respect to the 2030 Senior Notes.

On September 23, 2021, the Company issued in a private offering three series of senior unsecured notes in an aggregate principal amount of US$1.95 billion, consisting of US$700 million of 2.300% Senior Notes due March 8, 2027 (the "2027 Senior Notes"), US$650 million of 2.850% Senior Notes due March 8, 2029 (the "2029 Senior Notes") and US$600 million of 3.250% Senior Notes due August 8, 2031 (the "2031 Senior Notes" and, together with the 2023 Senior Notes, 2025 Senior Notes, 2026 Senior Notes, 2027 Senior Notes, 2028 Senior Notes, 2029 Senior Notes, 2030 Senior Notes, the "Senior Notes"). The Company used the net proceeds from the offering and cash on hand to redeem in full the outstanding principal amount of its US$1.80 billion 4.600% Senior Notes due 2023, any accrued interest and the associated make-whole premium as determined under the related senior notes indenture dated as of August 9, 2018.

The Senior Notes are senior unsecured obligations of the Company. Each series of notes rank equally in right of payment with all of the Company's existing and future senior unsecured debt and will rank senior in right of payment to all of the Company's future subordinated debt, if any. The notes will be effectively subordinated in right of payment to all of the Company's future secured debt (to the extent of the value of the collateral securing such debt) and will be structurally subordinated to all of the liabilities of the Company's subsidiaries. None of the Company's subsidiaries guarantee the notes.

The 2023, 2025 and 2028 Senior Notes were issued pursuant to an indenture, dated August 9, 2018 (the "2018 Indenture"), the 2026 and 2030 Senior Notes were issued pursuant to an indenture, dated June 4, 2020 (the "2020 Indenture") and the 2027, 2029 and 2031 Senior Notes were issued pursuant to an indenture, dated September 23, 2021 (the "2021 Indenture"), between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in these indentures, the interest rate on the senior notes may be adjusted. The indentures contain covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets on a consolidated basis. The indentures also provide for customary events of default.

22. BORROWINGS (CONTINUED)

Senior Notes (continued)

The cost associated with the early termination of the 4.600% Senior Notes due 2023, including the make-whole premium of US$131 million and US$6 million in unamortized original issue discount and deferred financing costs, was recorded as a loss on early retirement of debt in the consolidated statement of operations during the year ended December 31, 2021.

On February 16 and June 16, 2022, Standard & Poor's ("S&P") and Fitch, respectively, downgraded the credit rating for the Company to BB+. As a result of the downgrades, the coupon on each series of the outstanding Senior Notes increased by 0.50% per annum, with a 0.25% per annum increase becoming effective on the first interest payment date after February 16, 2022 as it relates to S&P and an additional 0.25% increase per annum after June 16, 2022 as it relates to Fitch. This resulted in an increase of US$16 million in interest expense for the year ended December 31, 2022 and US$36 million for each year thereafter through 2024, at which time this will decrease as the Senior Notes are repaid based on each of their set maturity dates. The weighted average interest rate for the Senior Notes was 4.6% for the year ended December 31, 2022 (2021: 4.7%).

The estimated fair value of the Group's Senior Notes as at December 31, 2022 was approximately US$6.58 billion (2021: US$7.27 billion). The estimated fair value of the Group's Senior Notes was based on recent trades, if available, and indicative pricing from market information (level 2 inputs).

2018 SCL Credit Facility

On November 20, 2018, the Company entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders (the "2018 SCL Credit Facility"), pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to SCL (the "2018 SCL Revolving Facility"). The facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries.

Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, Secured Overnight Financing Rate ("SOFR"), (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate ("HIBOR") or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin that is determined by reference to the consolidated leverage ratio as defined in the 2018 SCL Credit Facility. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. SCL is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility.

22. BORROWINGS (CONTINUED)

2018 SCL Credit Facility (continued)

The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum ratio of total indebtedness to adjusted EBITDA of 4.0x throughout the life of the facility and a minimum ratio of adjusted EBITDA to net interest expense (including capitalized interest) of 2.5x throughout the life of the facility.

On March 27, 2020, the Company entered into a waiver and amendment request letter (the "Waiver Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for the Company to comply with the requirements that the Company ensures the maximum consolidated leverage ratio does not exceed 4.0x and minimum consolidated interest coverage ratio of 2.5x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the "SCL Relevant Period") (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which the Company may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, the Company agreed to pay a customary fee to the lenders that consented.

On September 11, 2020, the Company entered into a waiver extension and amendment request letter (the "Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides the Company with the option to increase the total borrowing capacity by an aggregate amount of up to US$1.0 billion; and (2) it imposes a restriction on the ability of the Company to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds US$2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion. Pursuant to the Waiver Extension Letter, the Company agreed to pay a customary fee to the lenders that consented.

On January 25, 2021, the Company entered into an agreement with lenders to increase commitments under the 2018 SCL Credit Facility by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021).

22. BORROWINGS (CONTINUED)

2018 SCL Credit Facility (continued)

On July 7, 2021, the Company entered into a waiver extension and amendment request letter (the "Third Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensures the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of the financial quarter; (b) extend the period of time during which SCL may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which SCL's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than US$2.0 billion. Pursuant to the Third Waiver Extension Letter, the Company paid a customary fee to the lenders that consented.

On November 30, 2022, the Company entered into a waiver extension and amendment request letter (the "Fourth Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend to (and including) July 31, 2023, the waiver period for the requirement for the Company to comply with the requirements that the Company ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of any financial quarter; (b) extend to (and including) July 31, 2023, the period during which the Company's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed US$2.0 billion by the Company's exercise of the option to increase the Total Commitments by an aggregate amount of up to US$1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of the Company on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of the Company is greater than US$2.0 billion; and (c) incorporate provisions to address the transition of the LIBOR to a term SOFR reference rate. Pursuant to the Fourth Waiver Extension Letter, the Company paid a customary fee to the lenders that consented.

The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Group's gaming operations and the loss or termination of certain land concession contracts.

The Company intends to pursue an extension to the maturity of the 2018 SCL Credit Facility beyond July 31, 2023. The Company believes it will be successful in obtaining such extension, although no assurance can be provided that such extension will be granted, which could negatively impact our available liquidity.

22. BORROWINGS (CONTINUED)

2018 SCL Credit Facility (continued)

During the year ended December 31, 2022, the Company drew a total of US$1.20 billion under the 2018 SCL Credit Facility to fulfill the Concession Contract requirements and incremental liquidity (2021: US$756 million). The weighted average interest rate for the 2018 SCL Credit Facility was 4.3% for the year ended December 31, 2022 (2021: 2.6%).

As at December 31, 2022, the Company had US$541 million of available borrowing capacity under the 2018 SCL Revolving Facility comprised of HK$ commitments of HK$3.82 billion (approximately US$490 million) and US$ commitments of US$51 million (2021: US$1.75 billion available borrowing capacity comprised of commitments of HK$12.32 billion (approximately US$1.58 billion at exchange rates in effect on December 31, 2021) and commitments of US$166 million).

As at December 31, 2022, the estimated fair value of the bank loans relating to the 2018 SCL Credit Facility was approximately equivalent to its carrying value based on indicative pricing from market information (level 2 inputs) (2021: same).

Intercompany Loan Agreement with LVS

On July 11, 2022, the Company entered into an intercompany term loan agreement with our Controlling Shareholder, LVS, in the amount of US$1.0 billion, which is repayable on July 11, 2028. In the first two years from July 11, 2022, the Company will have the option to elect to pay cash interest at 5% per annum or payment-in-kind interest at 6% per annum by adding the amount of such interest to the then-outstanding principal amount of the loan, following which only cash interest at 5% per annum will be payable. For the year ended December 31, 2022, the Company elected payment-in-kind interest. This loan is unsecured and subordinated to all third party unsecured indebtedness and other obligations of the Group.

As at December 31, 2022, the estimated fair value of the LVS Term Loan was approximately equivalent to its carrying value based on its recovery and yield expectation which has not changed materially since inception. The LVS Term Loan is not freely tradable and hence the fair value measurement is based on level 3 inputs.

22. BORROWINGS (CONTINUED)

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

	Senior Notes[(i)]	Bank loans	Lease liabilities	Deferred financing costs	Net interest payables[(ii)]	LVS Term Loan	Other borrowings	Total
				US$ in millions				
Balance as at January 1, 2021	7,000	—	145	(80)	156	—	—	7,221
Financing cash flows	146	756	(12)	(27)	(378)	—	—	485
Non-cash changes:								
Original issue discount	4	—	—	(4)	—	—	—	—
Accruals	—	—	8	(1)	364	—	3	374
Amortization	—	—	—	23	—	—	—	23
Loss on early retirement of debt	—	—	—	6	—	—	—	6
Foreign exchange movement	—	(3)	—	—	(1)	—	—	(4)
Balance as at December 31, 2021	**7,150**	**753**	**141**	**(83)**	**141**	**—**	**3**	**8,105**
Financing cash flows	**—**	**1,200**	**(9)**	**(2)**	**(367)**	**1,000**	**(1)**	**1,821**
Non-cash changes:								
Accruals	**—**	**—**	**—**	**—**	**422**	**—**	**—**	**422**
Amortization	**—**	**—**	**—**	**24**	**—**	**—**	**—**	**24**
Foreign exchange movement	**—**	**5**	**—**	**—**	**(1)**	**—**	**—**	**4**
Balance as at December 31, 2022	**7,150**	**1,958**	**132**	**(61)**	**195**	**1,000**	**2**	**10,376**

(i) During the year ended December 31, 2021, the cash flows from Senior Notes consisted of proceeds from Senior Notes of US$1.95 billion and repayment of 2023 Notes of US$1.80 billion.

(ii) As at December 31, 2022 and 2021, net interest payables include the net of interest payables and receivables related to cross currency swaps. During the years ended December 31, 2022 and 2021, cash flows from net interest payables includes the net of interest income received and interest payment made related to cross currency swaps.

23. DERIVATIVE FINANCIAL INSTRUMENTS

The Group recognizes all unhedged derivatives as financial instruments measured at fair value through profit or loss on the balance sheet. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Group to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and reduce the Group's exposure to market fluctuation throughout the hedge period.

During the year ended December 31, 2021, the Company entered into two foreign currency swap agreements. The objective of both agreements is to manage the risk of changes in cash flows resulting from foreign currency gains/losses realized upon remeasurement of US$ denominated Senior Notes by swapping a specified amount of HK$ for US$ at the contractual spot rate. The terms in one of the contracts did not effectively match the terms of the related Senior Notes; thus, it was not designated as hedging (the "Non-Hedging Swap"). The remaining contract was designated as a hedge of the cash flows related to a portion of the Senior Notes (the "Hedging Swap", and together with the Non-Hedging Swap, the "FX Swaps"). The Non-Hedging Swap and the Hedging Swap have a total notional value of US$500 million and US$1.0 billion, respectively, and expire in August 2023 and August 2025, respectively.

As at December 31, 2022, the fair value of the Non-Hedging Swap was US$1 million recorded as an asset in "Other assets, net — current" whilst the fair value of the Hedging Swap was US$3 million recorded as a liability in "Trade and other payables — non-current" (2021: The total fair value of the FX Swaps was US$2 million and was recorded as an asset in "Other assets, net — non-current"). The fair value of the FX Swaps was estimated using Level 2 inputs from recently reported market transactions of foreign currency exchange rates. As of December 31, 2022, for the Hedging Swap, US$2 million was recognized as other comprehensive income in the consolidated balance sheet relating to the changes in fair value of the derivative and foreign currency gains/losses incurred from the remeasurement of the portion of the Senior Notes being hedged during the year (2021: US$4 million). For the Non-Hedging Swap, the changes in fair value of the derivative of US$1 million were recorded as other losses in the consolidated income statement (2021: US$1 million as other gains).

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS

Cash (used in)/generated from operations is as follows:

	Year ended December 31,	
	2022	2021
	US$ in millions	
Loss before income tax	**(1,588)**	(1,045)
Adjustments for:		
Interest income	**(19)**	(2)
Interest and other finance costs	**420**	350
Depreciation and amortization	**750**	733
Amortization of deferred financing costs	**24**	23
Amortization of deferred rent	**12**	10
Amortization of other assets	**3**	3
Loss on disposal of property and equipment, investment properties and intangible assets	**2**	8
Loss on early retirement of debt	**—**	137
Provision for expected credit losses, net	**4**	3
Equity-settled share-based compensation expense, net of amounts capitalized	**5**	5
Fair value loss/(gain) on derivative financial instruments	**1**	(1)
Net foreign exchange (gains)/losses	**(5)**	36
Changes in working capital:		
Other assets	**8**	3
Inventories	**(4)**	—
Trade and other receivables and prepayments	**26**	(11)
Trade and other payables	**(105)**	(159)
Cash (used in)/generated from operations	**(466)**	93

25. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

Capital expenditure on property and equipment contracted for at the end of the reporting period but not recognized as liabilities is as follows:

	December 31,	
	2022	2021
	US$ in millions	
Contracted but not provided for	**72**	75

(b) Litigation

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

(c) Macao Concession

Annual Premium

Under the Macao Concession, VML is obligated to pay to the Macao government an annual gaming premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to 30 million patacas (approximately US$4 million). The variable portion is equal to 300,000 patacas per gaming table reserved exclusively for certain kinds of games or players, 150,000 patacas per gaming table not so reserved and 1,000 patacas per electrical or mechanical gaming machine, including slot machines (approximately US$37,360, US$18,680 and US$125, respectively), subject to a minimum of 76 million patacas (approximately US$9 million). Based on the gaming tables and gaming machines (which is at the maximum number of tables and machines currently allowed by the Macao government) in operation as of January 1, 2023, the annual premium payable to the Macao government is approximately US$41 million during each of the next five years ending December 31, 2027, and approximately US$203 million in aggregate thereafter through the termination of the Concession in December 2032.

VML is also obligated to pay a special gaming tax of 35% of gross gaming revenue and applicable withholding taxes. Under the Concession, VML must also contribute 5% of its gross gaming revenue to utilities designated by the Macao government, a portion of which must be used for promotion of tourism in Macao. Additionally, under the Concession, VML is also obligated to pay a special annual gaming premium if the average of the gross gaming revenue of VML's gaming tables and electrical or mechanical gaming machines, including slot machines, is lower than a certain minimum amount determined by the Macao government; such special premium being the difference between the gaming tax based on the actual gross gaming revenue and that of the specified minimum amount; this minimum amount has been set by the Macao government at 7 million patacas per gaming table and 300,000 patacas per gaming machine (approximately US$1 million and US$37,360, respectively), for an annual total of 4.50 billion patacas (approximately US$561 million) based on the maximum number of gaming tables and gaming machines VML is currently authorized to operate.

25. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(c) Macao Concession (continued)

Handover Record

Pursuant to the Handover Record, VML is required to make annual payments of 750 patacas per square meter for the first three years and 2,500 patacas per square meter for the following seven years (approximately US$93 and US$311, respectively, at exchange rates in effect on December 31, 2022). The annual payment of 750 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years two and three and the annual payment of 2,500 patacas per square meter will be adjusted with the Macao average price index of the corresponding preceding year for years five through ten. The annual fee for the first three years is approximately US$13 million and US$42 million for the next seven years, subject to the Macao average price index adjustment mentioned above.

Committed Investment

Under the Concession, VML is obligated to develop certain gaming and non-gaming investment projects by December 2032 in connection with, among others, attraction of international visitors, conventions and exhibitions, entertainment shows, sporting events, culture and art, health and wellness and themed attractions, as well as support Macao's position as a city of gastronomy and increase community and maritime tourism, and VML is required to invest, or cause to be invested, at least 30.24 billion patacas (approximately US$3.77 billion at exchange rates in effect on December 31, 2022), including 27.80 billion patacas (approximately US$3.46 billion at exchange rates in effect on December 31, 2022) on non-gaming projects. VML will be required to increase its investment in non-gaming projects by up to 20% in the following year subject to a trigger, namely if Macao's annual market gross gaming revenue achieves or exceeds 180 billion patacas (approximately US$22.42 billion at exchange rates in effect on December 31, 2022). The 20% increase is subject to a deduction of 4% per year if the revenue trigger occurs on or after 2028 (the sixth year of the term of the Concession). This potential additional investment is estimated to be approximately US$700 million.

(d) Construction labor

In recent years, the Group has utilized an imported construction labor quota granted by the Labour Affairs Bureau of the Macao government for purposes of completing outstanding areas within The Londoner Macao and The Parisian Macao project and for additions and alterations works in The Venetian Macao, The Plaza Macao and The Londoner Macao (the "Group Quota"). The Group Quota was renewed in 2022 but the number of laborers authorized thereunder decreased significantly due to the completion of the renovation and refurbishment works at The Londoner Macao. From 2018 until June 2021, BCA (Macau) Limited was retained to manage the Group Quota on behalf and at the direction of the Group. The Group has been managing the Group Quota directly since July 2021. The Group Quota alone has historically not provided for sufficient numbers of staff and labor to complete construction works and the shortfall has been covered by separate labor quotas applied by and awarded directly to the contractors by the Labour Affairs Bureau of the Macao government (the "Contractor Quota").

In accordance with Macao labor law, the Group remains primarily liable for the fulfilment of all employer legal obligations and for the costs associated with persons employed under the Group Quota, including where such persons are seconded to contractors. Contractors utilizing seconded labor under the Group Quota are contractually obligated to reimburse and indemnify the Group for any and all costs incurred as a result of the secondment arrangement. In addition, the Group has the right to recover such costs against any amounts due to the contractors. Although the Group is not directly liable, it may be held vicariously liable for payments under the Contractor Quota if contractors working on the Company's development projects fail to pay wages. The Group maintains a contingency in case it is unable to fully recover amounts owed to construction labor from contractors in such circumstances.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS

For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant Shareholders and/or their close family members) or other entities, and include entities which are under the significant influence of related parties of the Group where those parties are individuals. The Group's immediate holding company is VVDI (II). LVS is the Group's ultimate holding company. Related companies represent the group companies of the LVS Group.

Save as disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year:

(a) Transactions during the year

(i) Management fee income

	Year ended December 31,	
	2022	2021
	US$ in millions	
LVS	**2**	1
Fellow subsidiaries	**6**	3
	8	4

The Group provides managements services to LVS Group companies. These services include, but are not limited to, accounting services, information technology support, sourcing of goods and services, and design, development and construction consultancy services and marketing services. Management fees are charged at actual costs incurred or on a cost-plus basis.

(ii) Management fee cost

	Year ended December 31,	
	2022	2021
	US$ in millions	
LVS	**16**	16
Fellow subsidiaries	**2**	5
	18	21

LVS Group companies provide management services to the Group. These services include, but are not limited to, human resources support, accounting services, sourcing of goods and services, sourcing of tenants for the malls, transportation services, other various types of marketing and promotion activities for the Group, and design, development and construction consultancy services. Management fees are charged at actual costs incurred or on a cost-plus basis.

The total management fee expense of US$18 million during the year ended December 31, 2022 was before the capitalization to construction-in-progress of US$1 million (2021: US$21 million before capitalization to deferred financing costs of US$4 million and prepayments of US$1 million). The net amount expensed in the consolidated income statement was US$17 million (2021: US$16 million) (Refer to Note 6).

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Transactions during the year (continued)

(iii) LVS Term Loan

For details of the LVS Term Loan, refer to Note 22. For interest expense incurred and interest payable due to LVS, refer to Notes 7 and 21.

(iv) Key management personnel remuneration

No transactions have been entered into with the Directors of the Company (being the key management personnel) during the year ended December 31, 2022 other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 5 (2021: same).

(v) Royalty fees

In November 2009, the Group entered into an agreement with Las Vegas Sands, LLC ("LVS LLC"), a wholly-owned subsidiary of LVS incorporated in the United States of America, for the use of the licensed marks as defined in the agreement ("Second Trademark Sub-License Agreement"). For each of the full fiscal years through the full fiscal year ended December 31, 2012, the Group paid LVS LLC an annual royalty at the rate of 1.5% of total gross non-gaming revenue and Paiza-related gaming revenue of Sands Macao, 1.5% of total gross revenue of The Venetian Macao, and 1.5% of the total gross gaming revenue of the Plaza Casino at The Plaza Macao (the "Relevant Royalty"), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years until the expiration of the remaining term on December 31, 2022, the Group paid an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property the Group operates which utilizes any of the licensed marks in connection with generating the relevant revenue paid for each of the first three full fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the "Subsequent Casino Gaming Property Royalty"), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until the expiration of the remaining term on December 31, 2022, the Group paid LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of The Londoner Macao and The Parisian Macao in April 2012 and September 2016 respectively, the Group paid royalty fees in connection with these properties. During the year ended December 31, 2022, the Group incurred US$22 million (2021: US$42 million) of royalty fees.

As the term of the Second Trademark Sub-License Agreement expired on December 31, 2022, on December 2, 2022, VML, VCL, VOL and CSL2 (all being subsidiaries of the Company) entered into an agreement with LVS to renew the arrangements contained in the Second Trademark Sub-License Agreement to ensure that the Group continues to have access to the licensed marks referred therein (the "International Trademark License Agreement"). The International Trademark License Agreement has a term of three years commencing on January 1, 2023 and ending on December 31, 2025 (the "Term").

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(a) Transactions during the year (continued)

(v) Royalty fees (continued)

In consideration for LVS granting our Group the license to use licensed marks (as defined), each Licensee shall pay LVS an annual royalty at the rate of 1.5% of its gross non-gaming and gaming revenue. Gross revenue shall be calculated according to U.S. GAAP (Generally Accepted Accounting Principles) in effect as of January 1, 2023; provided, however, that: (1) gross revenue from gaming operations shall be calculated as net revenue adjusted by adding back casino-related discounts and commissions and loyalty program adjustments, adding complimentary goods and services provided to patrons and excluding any intragroup revenue, and (2) gross revenue from non-gaming operations shall be calculated as net revenues excluding any intragroup revenue. All royalties shall be calculated on a monthly basis and paid on or before the 30th of the following month.

(vi) Share-based compensation

The Group participates in the share-based compensation plan of LVS (Notes 5 and 27).

(vii) Expenses billed to/paid by other LVS group companies

During the year, the Group incurred certain expenses on behalf of other LVS group companies, or vice versa. The Group charged/reimbursed other LVS group companies for these expenses at cost.

(b) Year-end balances between the Group and related companies

	December 31, 2022	2021
	US$ in millions	
Receivables from related companies:		
Fellow subsidiaries	**1**	—

The receivables from related companies are unsecured, interest-free and have a credit term of 45 days (2021: same).

	Note	December 31, 2022	2021
		US$ in millions	
Payables to related companies:			
LVS		**6**	1
Intermediate holding company		**2**	4
	21	**8**	5

The payables to related companies are unsecured, interest-free and have a credit term of 45 days (2021: same).

27. SHARE-BASED COMPENSATION

(a) Share options of the Company

Equity Award Plan

The 2009 Equity Award Plan and 2019 Equity Award Plan (collectively, the "Equity Award Plan") gives the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with an equity award plan providing incentives directly related to increases in its shareholder value. Subject to certain criteria as defined in the Equity Award Plan, the Company's subsidiaries' or affiliates' employees, directors or officers and its consultants are eligible for awards under the Equity Award Plan.

The 2009 Equity Award Plan had a term of ten years, which expired on November 30, 2019, no further awards may be granted after the expiration of the term. All existing awards previously granted under the 2009 Equity Award Plan, but which are unexercised or unvested, will remain valid and (where applicable) exercisable in accordance with their respective terms of grant despite the expiry of the 2009 Equity Award Plan. The 2019 Equity Award Plan was approved by Shareholders on May 24, 2019, and took effect on December 1, 2019, with materially the same terms of the 2009 Equity Award Plan. As at December 31, 2022, there were 805,319,139 Shares available for grant under the 2019 Equity Award Plan. The Company's Remuneration Committee might, from time to time, grant awards of share options, share appreciation rights, restricted shares, restricted share units, share bonuses ("Share-based Awards"), performance compensation awards or any combination of the foregoing pursuant to the 2019 Equity Award Plan.

Share options under the Equity Award Plan were granted with an exercise price not less than the highest of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day, (ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the five business days immediately preceding the date of grant and (iii) the nominal value of a Share. The outstanding share options generally vest over four years and have ten-year contractual terms. Compensation cost for all share option grants, which generally have graded vesting, is net of estimated forfeitures and is recognized on an accelerated attribution approach over the awards' respective requisite service periods.

The Company estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on the Company's historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the Hong Kong Government Bond rate in effect at the time of the grant for share options granted. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

27. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share Options of the Company (continued)

Equity Award Plan (continued)

A summary of the share option activity for the Equity Award Plan is presented below:

	Year ended December 31,			
	2022		2021	
	Number of options '000	**Weighted average exercise price US$**	Number of options '000	Weighted average exercise price US$
Outstanding at January 1	**48,180**	**5.01**	54,418	4.96
Granted	**3,300**	**2.28**	—	—
Exercised	**—**	**—**	(3,070)	3.91
Forfeited	**(3,079)**	**4.69**	(3,168)	5.32
Outstanding at December 31	**48,401**	**4.84**	48,180	5.01
Exercisable at December 31	**41,688**	**5.02**	37,620	4.94

There was no exercise of share options during the year ended December 31, 2022. The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2021 was US$4.86.

The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

	December 31,			
	2022		2021	
Range of exercise prices US$	**Number of options outstanding '000**	**Weighted average remaining contractual life (years)**	Number of options outstanding '000	Weighted average remaining contractual life (years)
2.01–3.00	**3,300**	**9.62**	—	—
3.01–4.00	**7,728**	**3.00**	8,392	3.87
4.01–5.00	**10,122**	**4.53**	11,066	5.38
5.01–6.00	**22,962**	**5.67**	24,433	6.67
6.01–7.00	**1,758**	**3.13**	1,758	4.13
7.01–8.00	**1,288**	**1.27**	1,288	2.27
8.01–9.00	**1,243**	**1.21**	1,243	2.21
	48,401	**4.95**	48,180	5.56

27. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share option of the Company (continued)

Fair value estimates of the share options under the 2019 Equity Award Plan

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,	
	2022	2021
Expected volatility	**43.7%**	—
Expected life (years)	**7.2**	—
Risk-free annual interest rate	**2.7%**	—
Expected dividends	**—**	—
Weighted average share price at the date of grant (US$)	**2.28**	—
Weighted average exercise price (US$)	**2.28**	—
Weighted average fair value of each share option granted by the Company (US$)	**1.13**	—

(b) Restricted share units of the Company

Under the 2009 Equity Award Plan and the 2019 Equity Award Plan, the Company granted certain restricted share units (under which no new Shares will be issued) to eligible participants. Such restricted share units will vest over three to four years. Grantees are entitled to a future cash payment from our Group that is equivalent to the fair value of the vested restricted share units and any accumulated dividends in cash upon vesting.

A summary of the restricted share units under the 2009 Equity Award Plan and the 2019 Equity Award Plan is presented below:

	Year ended December 31,			
	2022		2021	
	Number of restricted share units '000	**Weighted average grant date fair value US$**	Number of restricted share units '000	Weighted average grant date fair value US$
Unvested at January 1	**15,322**	**3.40**	3,363	4.44
Granted	**9,393**	**2.32**	13,040	3.22
Vested	**(2,344)**	**4.74**	(961)	4.46
Forfeited	**(969)**	**3.00**	(120)	4.53
Unvested at December 31	**21,402**	**2.80**	15,322	3.40

27. SHARE-BASED COMPENSATION (CONTINUED)

(b) Restricted share units of the Company (continued)

The fair value of each restricted share unit on its grant date is the closing price of the Shares on its grant date. The fair value of each restricted share unit is re-measured at the end of each reporting period until its vesting date. Upon vesting of each restricted share unit, the Group will pay the grantees an amount in cash calculated based on the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the vesting date or the higher of (i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the vesting date, and (ii) the average official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange for the five trading days immediately preceding the vesting date, in addition to any accumulated cash and dividends equivalents paid by the Company in respect of one Share. If the vesting date falls within a black out period or is not a trading day, the first trading day immediately following the scheduled vesting date that is also not a black out date shall be considered as the vesting date. Compensation cost for all restricted share units, which all have graded vesting, is recognized on an accelerated attribution approach over the restricted share units' respective requisite service periods. As at December 31, 2022, the accrued liability associated with these cash-settled restricted share units was US$34 million (2021: US$8 million). For the year ended December 31, 2022, the loss on re-measurement of the liability was US$5 million (2021: gain of US$8 million).

(c) Share options of LVS

The Group participates in the equity-settled share-based compensation plan of LVS which provides for the granting of share options to purchase LVS common stock (the "LVS Equity Plan"). LVS' compensation committee may grant awards of non-qualified share options, incentive (qualified) share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards or any combination of the foregoing. Share option awards are granted with an exercise price equal to the fair market value (as defined in the LVS Equity Plan) of LVS' share on the date of grant. The outstanding share options generally vest over three to four years and have ten-year contractual terms. Compensation cost for all share option grants, which generally have graded vesting, is recognized on an accelerated attribution approach over the awards' respective requisite service periods. LVS estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on LVS' historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant.

During the year ended December 31, 2022, 375,000 share options were granted at a weighted average exercise price of US$38.84, no share options were exercised nor expired. As at December 31, 2022, there were 507,525 share options outstanding with a weighted average exercise price of US$45.81, and 121,269 share options were exercisable at a weighted average exercise price of US$65.10.

During the year ended December 31, 2021, no share options were granted, exercised nor expired. As at December 31, 2021, there were 132,525 share options outstanding with a weighted average exercise price of US$65.53, and 96,165 share options were exercisable at a weighted average exercise price of US$65.68.

The expense allocated to the Group in relation to the LVS' share options during the year ended December 31, 2022 was US$0.6 million (2021: US$0.1 million).

27. SHARE-BASED COMPENSATION (CONTINUED)

(d) Restricted share units of LVS

The grant date fair value of the restricted share units is the share price of the ordinary shares of LVS at the respective grant date. The number of unvested restricted share units represents the number of ordinary shares of LVS to be given to the employees upon vesting. The restricted share units vest over 3 years.

During the year ended December 31, 2022, no restricted share units were granted, 18,793 restricted share units were vested and no restricted share units were forfeited. As at December 31, 2022, there were 38,153 unvested restricted share units with a weighted average grant date fair value of US$41.27.

During the year ended December 31, 2021, 56,946 restricted share units were granted at a weighted average grant date fair value of US$41.27, no restricted share units were vested and no restricted share units were forfeited. As at December 31, 2021, there were 56,946 unvested restricted share units with a weighted average grant date fair value of US$41.27.

The expense allocated to the Group in relation to the LVS' restricted share units during the year ended December 31, 2022 was US$1.2 million (2021: US$0.4 million).

28. FINANCIAL RISK MANAGEMENT

(a) Financial risk factors

The Group's activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's overall financial risk management program, mainly carried out by a central treasury department and approved by the Board of Directors, focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

The Group's primary exposures to market risk are interest rate risk associated with variable rate borrowings and foreign currency exchange rate risk associated with the Group's operations. The Group has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Group to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Group does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.

(i) Market risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.

Interest rate risk

The Group's primary exposure to market risk is interest rate risk associated with its variable rate borrowings for the years ended December 31, 2022 and 2021. Management monitors interest rate exposures and will consider hedging significant interest rate risk should the need arise.

The Group held US$186 million and HK$13.82 billion (US$1.77 billion) of variable rate borrowings as at December 31, 2022 (2021: US$71 million and HK$5.31 billion (US$681 million based on exchange rates on December 31, 2021)).

A hypothetical 100 basis points change in interest rates would cause the annual interest expense of the variable rate long-term borrowings to change by US$20 million (2021: US$7 million).

Foreign exchange risk

During the years ended December 31, 2022 and 2021, the Group held derivative financial instruments which consisted of foreign currency swap contracts. Refer to Note 23 for further information.

28. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(i) Market risk (continued)

Foreign exchange risk (continued)

The Group's financial assets and financial liabilities are denominated in the following currencies:

	HK$	US$	MOP	RMB	Other	Total
			In US$ millions			
At December 31, 2022						
Financial assets						
Amortized costs:						
Trade and other receivables, net	**61**	**6**	**26**	**—**	**—**	**93**
Restricted bank deposit	**—**	**—**	**125**	**—**	**—**	**125**
Restricted cash and cash equivalents	**—**	**—**	**912**	**—**	**—**	**912**
Cash and cash equivalents	**239**	**485**	**52**	**14**	**—**	**790**
Deposits	**1**	**—**	**1**	**—**	**—**	**2**
	301	**491**	**1,116**	**14**	**—**	**1,922**
Fair value through profit or loss:						
Derivative financial instrument	**—**	**1**	**—**	**—**	**—**	**1**
Total financial assets	**301**	**492**	**1,116**	**14**	**—**	**1,923**
Financial liabilities						
Amortized costs:						
Trade and other payables	**306**	**171**	**253**	**2**	**—**	**732**
Borrowings	**5**	**10,049**	**127**	**—**	**—**	**10,181**
	311	**10,220**	**380**	**2**	**—**	**10,913**
Fair value through other comprehensive income:						
Derivative financial instrument	**—**	**3**	**—**	**—**	**—**	**3**
Total financial liabilities	**311**	**10,223**	**380**	**2**	**—**	**10,916**

28. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(i) Market risk (continued)

Foreign exchange risk (continued)

	HK$	US$	MOP	RMB	Other	Total
			In US$ millions			
At December 31, 2021						
Financial assets						
Amortized costs:						
Trade and other receivables, net	111	4	14	—	—	129
Restricted cash and cash equivalents	—	—	16	—	—	16
Cash and cash equivalents	532	76	57	11	2	678
Deposits	1	—	1	—	—	2
	644	80	88	11	2	825
Fair value through other comprehensive income:						
Derivative financial instruments	—	2	—	—	—	2
Total financial assets	644	82	88	11	2	827
Financial liabilities						
Amortized costs:						
Trade and other payables	380	121	359	3	—	863
Borrowings	9	7,822	132	1	—	7,964
Total financial liabilities	389	7,943	491	4	—	8,827

The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognizes assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. The Group's foreign currency transactions are mainly denominated in US$. For companies with MOP as their functional currency, as at December 31, 2022, a hypothetical 1% weakening of the US$/MOP exchange rate would cause a foreign currency transaction loss of approximately US$57 million, net of the impact from the foreign currency swap agreements entered into in 2021 (2021: US$53 million), mainly as a result of the translation of US$ denominated debt held by SCL (2021: same). The MOP is pegged to the HK$ and the HK$ is pegged to the US$ (within a narrow range), therefore the Group does not expect fluctuations in the values of these currencies to have a material impact on the operations.

28. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(ii) Credit risk

The Group is potentially subject to concentrations of credit risk from financial instruments, which consist principally of cash and cash equivalents, restricted cash and cash equivalents, restricted bank deposit and trade and other receivables.

The Group maintains cash and cash equivalents, restricted cash and cash equivalents and restricted bank deposit with various creditworthy financial institutions and trade receivables with its customers. Management monitors this credit risk on an on-going basis and does not believe that the Group has any other significant exposure to any individual or institution not provided for as at December 31, 2022 and 2021. See Note 16 for details of credit risk related to trade receivables.

(iii) Liquidity risk

Liquidity risk is the financial risk arising from the difficulty in meeting obligations associated with financial liabilities settled by cash or other financial assets.

The 2018 SCL Credit Facility, as amended, contains various financial covenants, which include maintaining a maximum leverage ratio or net debt, as defined, to trailing twelve-month adjusted EBITDA, as defined. In November 2022, the Company extended the waiver and amendment request letter, pursuant to which lenders, among other things, waived the Company's requirement to ensure the leverage ratio does not exceed 4.0x and the interest coverage ratio is greater than 2.50x, through July 31, 2023. The compliance with the financial covenants for periods beyond December 31, 2022 could be affected by certain factors beyond the Company's control, such as the impact of the COVID-19 Pandemic, including current travel, quarantine and border restrictions occurring in the future. The 2018 SCL Credit Facility expires on July 31, 2023; however, the Company believes it will be successful in extending the maturity date of the facility prior to its expiration and obtain additional waiver extensions (if needed). If the Company is unable to extend the maturity date or refinance the 2018 SCL Credit Facility, the Company would be required to seek alternative forms of capital to repay the outstanding balance.

The Directors of the Company are of the opinion that, taking into account the Group's available borrowing capacity and the Group's cash flow forecast for the coming year, the Group will have sufficient capital to meet its cash flow requirements in the next twelve months from December 31, 2022. Refer to Note 1 for further information.

28. FINANCIAL RISK MANAGEMENT (CONTINUED)

(a) Financial risk factors (continued)

(iii) Liquidity risk (continued)

The Group's financial liabilities, based on the contractual undiscounted cash flows are as follows:

	Within the first year	In the second year	In the third to fifth year	Over the fifth year	Total
			US$ in millions		
At December 31, 2022					
Senior Notes principal	**—**	**—**	**3,300**	**3,850**	**7,150**
Senior Notes interest	**346**	**346**	**773**	**320**	**1,785**
Bank loans	**1,958**	**—**	**—**	**—**	**1,958**
Bank loans interest	**86**	**—**	**—**	**—**	**86**
LVS Term Loan[(i)]	**—**	**—**	**—**	**1,126**	**1,126**
LVS Term Loan interest[(i)]	**—**	**—**	**169**	**56**	**225**
Other borrowings	**1**	**1**	**—**	**—**	**2**
Lease liabilities	**14**	**16**	**20**	**291**	**341**
Trade and other payables	**630**	**31**	**32**	**39**	**732**
At December 31, 2021					
Senior Notes principal	—	—	2,600	4,550	7,150
Senior Notes interest	306	310	823	464	1,903
Bank loans	—	753	—	—	753
Bank loans interest	20	12	—	—	32
Other borrowings	1	1	1	—	3
Other borrowings interest	—	1	—	—	1
Lease liabilities	19	15	21	296	351
Trade and other payables	767	24	42	30	863

(i) Assumes the Company elects payment-in-kind interest in the first two years and hence capitalization of interest to the principal.

28. FINANCIAL RISK MANAGEMENT (CONTINUED)

(b) Capital risk management

The Group's primary objective when managing capital is to safeguard the Group's ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk.

The capital structure of the Group consists of debt (including current and non-current interest-bearing borrowings as shown in the consolidated balance sheet), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves as disclosed in Notes 19 and 20, respectively.

The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio (gearing ratio) at an appropriate level based on its assessment of the current risk and circumstances. This ratio is calculated as net debt divided by total capital. Net debt is calculated as interest bearing borrowings, net of deferred financing costs, less cash and cash equivalents and restricted cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

	December 31,	
	2022	2021
	US$ in millions	
Interest bearing borrowings, net of deferred financing costs	**10,047**	7,820
Less: cash and cash equivalents	**(790)**	(678)
restricted cash and cash equivalents[(i)]	**(912)**	(16)
Net debt	**8,345**	7,126
Total (deficit)/equity	**(700)**	888
Total capital	**7,645**	8,014
Gearing ratio	**109.2%**	88.9%

(i) Restricted cash and cash equivalents of US$912 million as at December 31, 2022 was made available for use in early January 2023 and hence included in the calculation of net debt.

29. COMPANY BALANCE SHEET

	Note	December 31, 2022	2021
		US$ in millions	
ASSETS			
Non-current assets			
Interests in subsidiaries		**1,255**	1,154
Note receivable from a subsidiary		**9,549**	8,651
Other assets		**—**	2
Total non-current assets		**10,804**	9,807
Current assets			
Other assets		**1**	—
Other receivables and prepayments		**77**	57
Restricted cash and cash equivalents		**289**	—
Cash and cash equivalents		**474**	12
Total current assets		**841**	69
Total assets		**11,645**	9,876
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital		**81**	81
Reserves	29(a)	**1,319**	1,854
Total equity		**1,400**	1,935
LIABILITIES			
Non-current liability			
Borrowings		**8,099**	7,820
Current liabilities			
Other payables		**198**	121
Borrowings		**1,948**	—
Total current liabilities		**2,146**	121
Total liabilities		**10,245**	7,941
Total equity and liabilities		**11,645**	9,876
Net current liabilities		**(1,305)**	(52)
Total assets less current liabilities		**9,499**	9,755

29. COMPANY BALANCE SHEET (CONTINUED)

(a) Movements of reserves

	Capital reserve	Share premium	Share-based compensation reserve	Currency translation reserve	Hedge reserve	Retained earnings/ (accumulated losses)	Total
				US$ in millions			
Balance at January 1, 2021	106	1,498	58	(11)	—	200	1,851
Loss for the year	—	—	—	—	—	(4)	(4)
Fair value adjustment on cash flow hedge	—	—	—	—	(4)	—	(4)
Other comprehensive expense for the year, net of tax	—	—	—	(5)	—	—	(5)
Total comprehensive expense	—	—	—	(5)	(4)	(4)	(13)
Exercise of share options	—	12	—	—	—	—	12
Transfer to share premium upon exercise of share options	—	5	(5)	—	—	—	—
Forfeiture of share options	—	—	(2)	—	—	2	—
Share-based compensation of the Company	—	—	4	—	—	—	4
Balance at December 31, 2021	**106**	**1,515**	**55**	**(16)**	**(4)**	**198**	**1,854**
Loss for the year	**—**	**—**	**—**	**—**	**—**	**(533)**	**(533)**
Fair value adjustment on cash flow hedge	**—**	**—**	**—**	**—**	**(2)**	**—**	**(2)**
Other comprehensive expense for the year, net of tax	**—**	**—**	**—**	**(3)**	**—**	**—**	**(3)**
Total comprehensive expense	**—**	**—**	**—**	**(3)**	**(2)**	**(533)**	**(538)**
Forfeiture of share options	**—**	**—**	**(3)**	**—**	**—**	**3**	**—**
Share-based compensation of the Company	**—**	**—**	**3**	**—**	**—**	**—**	**3**
Balance at December 31, 2022	**106**	**1,515**	**55**	**(19)**	**(6)**	**(332)**	**1,319**

30. PRINCIPAL SUBSIDIARIES

Details of the Group's principal subsidiaries as at December 31, 2022 are as follows:

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Directly held:				
Venetian Venture Development Intermediate Limited	Cayman Islands, June 21, 2002	Investment holding	US$100	100%
Venetian Concession Holding Limited	Cayman Islands, July 11, 2022	Investment holding	US$100	100%
SCL IP Holdings, LLC	United States, September 29, 2009	Holder of trademark licenses	US$527,802,937.56	100%
Indirectly held:				
Cotai Ferry Company Limited	Macao/Macao and Hong Kong, July 19, 2007	High speed ferry transportation services	MOP10,000,000	100%
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao, October 27, 2008	Hotel apartments	MOP6,498,900 MOP722,100 (preference shares)	100% 100%
Cotai Services (HK) Limited	Hong Kong, July 11, 2007	Business support services, marketing and operation of ferry business	HK$749,025,708.72	100%
CotaiJet 1 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 2 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 3 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 4 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 5 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 6 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 7 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%

30. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
CotaiJet 8 (HK) Limited (Note (iii))	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 9 (HK) Limited (Note (iii))	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 10 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 11 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 12 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 13 (HK) Limited (Note (iii))	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
CotaiJet 14 (HK) Limited	Hong Kong/Macao December 12, 2019	Ferry leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 1 (HK) Limited	Hong Kong/Macao December 12, 2019	Pontoon leasing	HK$1	100%
Cotaiwaterjet Sea Bridge 2 (HK) Limited	Hong Kong/Macao December 12, 2019	Pontoon leasing	HK$1	100%
Sands Cotai West Holdings Limited	Cayman Islands/Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%
Sands Resorts Travel Limited (Note (iii))	Hong Kong, February 29, 2016	Travel and tourism agency services	HK$500,000	100%
Sands Resorts Transportation 1 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 2 Limited	Hong Kong, January 30, 2019	Transportation services	HK$1	100%
Sands Resorts Transportation 3 Limited	Hong Kong, February 4, 2019	Transportation services	HK$1	100%
Sands Venetian Security Limited	Macao, June 22, 2011	Security services	MOP1,000,000	100%
Venetian Cotai Hotel Management Limited	Macao, March 12, 2008	Human resources administration	MOP500,000	100%

30. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Venetian Cotai Limited	Macao, November 11, 2004	Hotels, restaurants, shopping mall, and conference and convention	MOP200,000,000	100%
Venetian Macau Limited (Note (i))	Macao, June 21, 2002	Gaming and other related activities	MOP5,000,000,000	100%
Venetian Orient Limited	Macao, February 2, 2006	Hotels, restaurants, shopping mall, and conference and convention	MOP100,000	100%
Venetian Retail Limited	Macao, June 15, 2007	Mall management	MOP1,500,000	100%
Venetian Travel Limited	Macao, October 16, 2006	Travel and tourism agency services	MOP2,400,000	100%
Venetian Transportation Services Limited	Macao, January 7, 2019	Transportation services and other related activities	MOP25,000	100%
Zhuhai Cotai Information Services Outsourcing Co., Ltd. (Note (ii))	China, September 30, 2010	Outsourcing services, including information technology, accounting, hotel management and marketing	US$800,000	100%
Zhuhai Hengqin Cotai Information Services Co., Ltd. (Note (ii))	China, September 24, 2019	Outsourcing services, including information technology, accounting, hotel management and marketing	US$2,000,000	100%

Notes:

(i) On December 8, 2022, the registered share capital of VML increased from 200 million patacas to 5.0 billion patacas to fulfill the requirements of the Gaming Law. As at December 31, 2022, 15% of VML's issued capital is held by Mr. Sun MinQi (Dave), the managing director of VML, representing 15% of the voting rights and de minimis economic rights in VML. As such, SCL through VVDIL and Venetian Concession Holding Limited, indirectly hold the remaining 85% of issued capital, representing 85% of the voting rights and 100% of the economic rights in VML.

(ii) These entities are wholly foreign owned enterprises established in China.

(iii) These entities are under the process of dissolution.

4.4 FINANCIAL SUMMARY

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,				
	2018	2019	2020	2021	**2022**
	US$ in millions				
Net revenues	8,665	8,808	1,687	2,874	**1,605**
Operating profit/(loss)	2,154	2,275	(1,239)	(537)	**(1,163)**
Profit/(loss) before income tax	1,868	2,033	(1,507)	(1,045)	**(1,588)**
Income tax benefit/(expense)	7	—	(16)	(3)	**6**
Profit/(loss) for the year attributable to equity holders of the Company	1,875	2,033	(1,523)	(1,048)	**(1,582)**

CONSOLIDATED BALANCE SHEET

	December 31,				
	2018	2019	2020	2021	**2022**
	US$ in millions				
Assets					
Non-current assets	8,878	9,053	9,466	9,202	**8,695**
Current assets	3,180	3,047	1,082	892	**1,867**
Total assets	12,058	12,100	10,548	10,094	**10,562**
Equity and liabilities					
Equity/(deficit)	4,409	4,446	1,929	888	**(700)**
Non-current liabilities	5,706	5,756	7,205	8,112	**8,391**
Current liabilities	1,943	1,898	1,414	1,094	**2,871**
Total liabilities	7,649	7,654	8,619	9,206	**11,262**
Total equity and liabilities	12,058	12,100	10,548	10,094	**10,562**

Note: The Group adopted IFRS 16 in 2019 under the modified retrospective approach and the comparative information for the year ended December 31, 2018 previously presented under IAS 17 was not restated.

5. CORPORATE INFORMATION

(as at the Latest Practicable Date)

DIRECTORS

Executive Directors

Mr. Robert Glen Goldstein
(Chairman of the Board and Chief Executive Officer)
Dr. Wong Ying Wai
(President)
Mr. Chum Kwan Lock, Grant
(Chief Operating Officer)

Non-Executive Director

Mr. Charles Daniel Forman

Independent Non-Executive Directors

Ms. Chiang Yun
Mr. Victor Patrick Hoog Antink
Mr. Steven Zygmunt Strasser
Mr. Kenneth Patrick Chung

BOARD COMMITTEES

Audit Committee

Mr. Victor Patrick Hoog Antink *(Chairman)*
Ms. Chiang Yun
Mr. Steven Zygmunt Strasser
Mr. Kenneth Patrick Chung

Remuneration Committee

Mr. Steven Zygmunt Strasser *(Chairman)*
Mr. Victor Patrick Hoog Antink
Dr. Wong Ying Wai

Nomination Committee

Mr. Robert Glen Goldstein *(Chairman)*
Ms. Chiang Yun
Mr. Victor Patrick Hoog Antink

Capex Committee

Mr. Chum Kwan Lock, Grant *(Chairman)*
Mr. Victor Patrick Hoog Antink
Dr. Wong Ying Wai

ESG Committee

Ms. Chiang Yun *(Chairlady)*
Mr. Kenneth Patrick Chung
Dr. Wong Ying Wai

COMPANY SECRETARY

Mr. Dylan James Williams

AUTHORIZED REPRESENTATIVES

Dr. Wong Ying Wai
Mr. Dylan James Williams

REGISTERED OFFICE IN CAYMAN ISLANDS

Intertrust Corporate Services (Cayman) Limited
One Nexus Way
Camana Bay
Grand Cayman, KY1-9005
Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAO

The Venetian Macao
Executive Offices — L2
Estrada da Baía de Nossa Senhora da Esperança
Taipa, Macao

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited
One Nexus Way
Camana Bay
Grand Cayman, KY1-9005
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKER

Bank of China Limited, Macau Branch
Bank of China Building
Avenida Doutor Mario Soares
Macao

COMPANY'S WEBSITE

www.sandschina.com

STOCK CODE

1928

6. CONTACT US

ELECTRONIC COMMUNICATION

This 2022 Annual Report is printed in English and Chinese languages and is available on our website at www.sandschina.com under the Investor Relations section. Shareholders are encouraged to access our corporate communications by electronic means through our website to help protect the environment.

Shareholders who have chosen or are deemed to have consented to receive corporate communications (as defined in the Listing Rules) of the Company by electronic means but, for any reason, have difficulty in receiving or gaining access to this 2022 Annual Report, may request to be sent a copy of this 2022 Annual Report in printed form free of charge by submitting a written request to the Company c/o the branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (by post to 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk).

Shareholders may at any time change their choice of language or means of receipt of the corporate communications by reasonable notice in writing to the Company c/o the branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (by post to the above address or by email to sandschina.ecom@computershare.com.hk).

REGISTER OF MEMBERS

The Register of Members of the Company will be closed on the following dates:

Book Closure Period/Date	Purpose	Final Lodging Time/Date
May 9, 2023 to May 19, 2023	To determine the identity of Shareholders who are entitled to attend and vote at the AGM	no later than 4:30 p.m. (Hong Kong time) on May 8, 2023

ANNUAL GENERAL MEETING

To be held on May 19, 2023. The notice of the AGM, which constitutes part of the circular to Shareholders, and the proxy form will be sent to the Shareholders together with this 2022 Annual Report. The notice of the AGM and the proxy form will also be available on the Company's website at www.sandschina.com.

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited

Address:	Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
Telephone:	+852 2862 8628
Facsimile:	+852 2865 0990
Enquiries:	www.computershare.com/hk/en/online_feedback

CONTACT US

Address:	5/F, Manulife Place, 348 Kwun Tong Road, Kowloon, Hong Kong
Telephone:	+853 8118 2888
Facsimile:	+853 2888 3381
Email:	scl-enquiries@sands.com.mo

"2009 Equity Award Plan"	the equity award plan of the Company adopted by the Company pursuant to a resolution passed by the Shareholders on November 8, 2009 (as amended on February 19, 2016)
"2018 SCL Credit Facility"	the facility agreement, the Company, as borrower, entered into with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, on November 20, 2018, as amended on March 27, 2020, September 11, 2020, July 7, 2021 and November 30, 2022, pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company. On January 25, 2021, the Company exercised the option to increase the Lenders' Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021)
"2018 SCL Revolving Facility"	a US$2.0 billion revolving unsecured credit facility made available by the lenders under the 2018 SCL Credit Facility entered into on November 20, 2018, as amended on March 27, 2020, September 11, 2020, July 7, 2021 and November 30, 2022. On January 25, 2021, the Company exercised the option to increase the Lenders' Total Commitments (as defined in the 2018 SCL Credit Facility) by HK$3.83 billion (approximately US$491 million at exchange rates in effect on December 31, 2021)
"2019 Equity Award Plan"	the equity award plan of the Company approved by the Shareholders at the Company's annual general meeting held on May 24, 2019, and became effective on December 1, 2019
"adjusted property EBITDA"	adjusted property EBITDA, which is a non-IFRS financial measure, is profit or loss attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss on property and equipment, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt, fair value gain or loss on derivative financial instruments and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Integrated resort companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their properties on a more stand-alone basis, integrated resort companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments, debt principal repayments and income taxes, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. In addition, our adjusted property EBITDA presented in the report may differ from adjusted property EBITDA presented by LVS for its Macao segment in its filings with the U.S. Securities and Exchange Commission. For a quantitative reconciliation of adjusted property EBITDA to its most directly comparable IFRS measurement, see "Note 4 — Segment Information"

7. GLOSSARY

"ADR" or "average daily rate"	the average daily rate per occupied room in a given time period, calculated as room revenue divided by the number of rooms sold
"Board"	the board of directors of the Company
"cage"	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash
"Capex Committee"	Sands China Capital Expenditure Committee of the Company
"casino(s)"	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the board of directors for the conduct of the business of the Company
"chip(s)"	tokens issued by a casino to players in exchange for cash or credit, which are used to place bets on gaming tables, in lieu of cash
"Code"	the Corporate Governance Code set out in Appendix 14 of the Listing Rules
"Company", "our", "we", "us", "SCL" or "Sands China"	Sands China Ltd., an exempted company with limited liability incorporated in the Cayman Islands on July 15, 2009, the Shares of which are listed on the Main Board of the Stock Exchange and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession or the Concession, "we", "us" or "our" refers exclusively to VML
"Company Code"	the Company's own securities trading code for securities transactions by the Directors and relevant employees
"Concession" or "Concession Contract"	the Concession Contract dated December 16, 2022 for the operation of casino games of chance in Macao effective January 1, 2023, by and between the Macao government and VML
"Concessionaire(s)"	the holder(s) of a concession for the operation of casino games of chance in Macao
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and, with respect to our Company, the controlling Shareholders as referred to in "Relationship with Our Controlling Shareholders" of our Prospectus

7. GLOSSARY

"Cotai"	the name given to the land reclamation area in Macao between the islands of Coloane and Taipa
"Cotai Strip"	large-scale integrated resort projects on Cotai developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. LVS has registered the Cotai Strip trademark in Hong Kong and Macao
"COVID-19 Pandemic"	an outbreak of a respiratory illness caused by a novel coronavirus ("COVID-19") that was identified in early January 2020. The virus has since spread rapidly across the world, causing the World Health Organization to declare the outbreak of a pandemic on March 12, 2020
"CSL2"	our subsidiary, Cotai Strip Lot 2 Apart Hotel (Macau) Limited, a public company limited by shares ("*sociedade anónima*") incorporated under the laws of Macao on October 27, 2008, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate
"Deeds of Reversion"	the public deeds executed by each of VML, VCL, VOL and CSL2 on December 30, 2022 pursuant to which each of VML, VCL, VOL and CSL2 agreed, pursuant to article 40 of the Gaming Law and our Subconcession Contract, to revert to Macao the Gaming Assets without compensation and free of any liens or charges upon the expiry of the term of the Subconcession Contract, as amended by the Subconcession Extension Contract
"Deloitte"	Deloitte Touche Tohmatsu, *Certified Public Accountants*, Public Interest Entity Auditor registered in accordance with the Financial Reporting Council Ordinance
"DICJ"	Gaming Inspection and Coordination Bureau ("*Direcção de Inspecção e Coordenação de Jogos*") under the Secretary for Economy and Finance of Macao
"Director(s)"	member(s) of the board of directors of the Company
"DOJ"	the United States Department of Justice
"EBITDA"	earnings before interest, taxes, depreciation and amortization
"ESG"	Environmental, Social and Governance
"ESG Committee"	Environmental, Social and Governance Committee of the Company
"Exchange Rate"	save as otherwise stated, amounts denominated in U.S. dollars, Macao patacas and Hong Kong dollars have been converted at the exchange rate on December 31, 2022, for the purposes of illustration only, in this Annual Report at: US$1.00: HK$7.7962 US$1.00: MOP 8.0301 HK$1.00: MOP1.03

7. GLOSSARY

"FCPA"	the United States Foreign Corrupt Practices Act of 1977, as amended
"Four Seasons Macao"	the Four Seasons Hotel Macau, Cotai Strip, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited
"Galaxy"	Galaxy Casino, S.A., one of the six Concessionaires
"gaming area(s)"	a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games, including gaming supporting areas
"Gaming Assets"	a total area of approximately 136,000 square meters of casinos, gaming areas and gaming support areas located at the Sands Macao, The Venetian Macao, The Parisian Macao, The Plaza Macao and The Londoner Macao, and gaming equipment located therein
"Gaming Law"	the Law No. 16/2001 (the Juridical System for Operation of Casino Games of Chance), as amended by the Law No. 7/2022
"gaming promoter(s)"	individuals or corporations licensed by and registered with the Macao government to promote games of fortune and chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Law No. 16/2022 and Administrative Regulation No. 55/2022
"GLA"	gross leasable area
"GLOA"	gross leasable occupied area
"Global Offering"	the offer of Shares in the Company by subscription for cash at HK$10.38 on November 30, 2009 and subject to the terms outlined in the Prospectus
"Greater Bay Area"	a megalopolis, also known as the Pearl River Delta, consisting of nine cities in Guangdong Province of South China namely Guangzhou, Shenzhen, Zhuhai, Foshan, Dongguan, Zhongshan, Jiangmen, Huizhou, and Zhaoqing, and two special administrative regions namely Hong Kong and Macao
"Greater Bay Area Initiative(s)"	a policy initiative introduced in China's 13th five-year plan (2016–2020) to promote the development of the Pearl River Delta region via economic and social integration of eleven cities in the Greater Bay Area (the most affluent and populous area in China) so that they can better leverage their competitive advantages in the global economy

7. GLOSSARY

"Group"	the Company and its subsidiaries from time to time
"Handover Record"	a record executed between the Macao government and VML pursuant to which the use of the Gaming Assets was granted to VML for the duration of the Concession
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong
"IFRS"	International Financial Reporting Standards as issued by the International Accounting Standards Board
"integrated resort(s)"	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas
"International Trademark License Agreement"	the international trademark license agreement dated December 2, 2022 entered into among LVS, VML, VCL, VOL and CSL2, effective January 1, 2023
"Latest Practicable Date"	March 17, 2023
"Listing"	the listing of the Shares on the Main Board on November 30, 2009
"Listing Date"	November 30, 2009, the date on which dealings in the Shares first commenced on the Main Board
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
"LVS"	Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange
"LVS Group"	LVS and its subsidiaries (excluding our Group)
"LVS LLC"	Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A.
"LVS Nevada"	LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A.
"LVS Term Loan"	the intercompany term loan agreement dated July 11, 2022 entered into between LVS and our Company, in the amount of US$1.0 billion, which is repayable on July 11, 2028
"Macao"	the Macao Special Administrative Region
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent of and operated in parallel with the GEM of the Stock Exchange
"mass market player(s)"	Non-Rolling Chip and slot players

7. GLOSSARY

"Melco"	Melco Resorts (Macau), S.A., one of the six Concessionaires
"MGM Grand Paradise"	MGM Grand Paradise, S.A., one of the six Concessionaires
"MICE"	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules
"MOP" or "pataca(s)"	Macao pataca, the lawful currency of Macao
"Parcel 1"	a land parcel on Cotai totaling 290,562 square meters described under Registration No. 23225 by the Macao Property Registry, on which The Venetian Macao has been constructed
"Parcel 2"	a land parcel on Cotai totaling 53,303 square meters described under Registration No. 23223 by the Macao Property Registry, on which The Plaza Macao has been constructed
"Parcel 3"	a land parcel on Cotai totaling 61,681 square meters described under Registration No. 23224 by the Macao Property Registry, on which The Parisian Macao has been constructed
"Parcels 5 and 6"	land parcels on Cotai totaling 150,134 square meters, including 44,576 square meters designated as a tropical garden, described under Registration No. 23288 by the Macao Property Registry, on which The Londoner Macao has been constructed
"premium player(s)"	Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters
"Prospectus"	our Listing prospectus dated November 16, 2009, which is available from our website at www.sandschina.com
"RMB" or "Renminbi"	Renminbi, the lawful currency of China
"Rolling Chip play"	play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips
"Rolling Chip volume"	casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players)
"Rolling Chip win"	a percentage of Rolling Chip volume
"Sands"	a land parcel in Macao totaling 26,082 square meters described under Registration No. 23114 by the Macao Property Registry, on which Sands Macao has been constructed

"Sands IP"	Sands IP Asset Management B.V., a company incorporated in the Netherlands
"Sands Macao"	an integrated resort which includes gaming areas, a hotel tower, restaurants and a theater
"Sands Resorts Macao"	the name given to our integrated resorts on Cotai
"SEC"	the U.S. Securities and Exchange Commission
"Second Trademark Sub-License Agreement"	the trademark sub-license agreement dated November 8, 2009 entered into between LVS LLC and SCL IP Holdings, LLC, which expired on December 31, 2022
"Senior Notes"	senior unsecured notes issued by the Company or, where relevant, any or all of: (i) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$5,500,000,000 issued on August 9, 2018, consisting of US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023, US$1,800,000,000 of 5.125% Senior Notes due August 8, 2025 and US$1,900,000,000 of 5.400% Senior Notes due August 8, 2028. Pursuant to an exchange offer launched on December 21, 2018 and which expired on January 25, 2019, US$1,695,850,000 of 4.600% Senior Notes due August 8, 2023, US$1,786,475,000 of 5.125% Senior Notes due August 8, 2025 and US$1,892,760,000 of 5.400% Senior Notes due August 8, 2028, were exchanged for new notes that were registered under the U.S. Securities Act, on January 29, 2019, and pursuant to the filing of a Form 15F with the SEC on April 23, 2019, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, terminated. The US$1,800,000,000 of 4.600% Senior Notes due August 8, 2023 were fully redeemed on September 24, 2021; (ii) the two series of senior unsecured unregistered notes in an aggregate principal amount of US$1,500,000,000 issued on June 4, 2020, consisting of US$800,000,000 of 3.800% Senior Notes due January 8, 2026 and US$700,000,000 of 4.375% Senior Notes due June 18, 2030. Pursuant to an exchange offer launched on December 23, 2020 and which expired on February 2, 2021, US$796,938,000 of 3.800% Senior Notes due January 8, 2026 and US$697,375,000 of 4.375% Senior Notes due June 18, 2030, were exchanged for new notes that were registered under the U.S. Securities Act, on February 4, 2021, and pursuant to the filing of a Form 15F with the SEC on March 26, 2021, had their reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended, terminated; and (iii) the three series of senior unsecured unregistered notes in an aggregate principal amount of US$1,950,000,000 issued on September 23, 2021, consisting of US$700,000,000 of 2.300% Senior Notes due March 8, 2027, US$650,000,000 of 2.850% Senior Notes due March 8, 2029 and US$600,000,000 of 3.250% Senior Notes due August 8, 2031. Pursuant to an exchange offer launched on July 7, 2022 and which expired on August 8, 2022, US$699,073,000 of 2.300% Senior Notes due March 8, 2027, US$649,621,000 of 2.850% Senior Notes due March 8, 2029 and US$598,594,000 of 3.250% Senior Notes due August 8, 2031, were exchanged for new notes that were registered under the U.S. Securities Act, on August 10, 2022

7. GLOSSARY

"SFO"	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time
"Share(s)"	ordinary share(s) in our Company with a nominal value of US$0.01 each
"Shared Services Agreement"	the shared services agreement dated November 8, 2009 and most recently renewed on December 10, 2020, entered into between LVS and our Company to regulate their relationship with respect to the provision of certain shared services
"Shareholder(s)"	holder(s) of Share(s)
"SJM"	SJM Resorts, S.A., one of the six Concessionaires
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subconcession" or "Subconcession Contract"	the tripartite Subconcession Contract for the operation of casino games of chance or games of other forms in Macao effective December 26, 2002 among Galaxy, the Macao government and VML, which expired on December 31, 2022
"Subconcession Extension Contract"	means the amendment contract to the Subconcession Contract between VML and Galaxy. executed on June 23, 2022 for extension of the term of the Subconcession Contract from June 26, 2022 to December 31, 2022
"Subconcessionaire(s)"	the holder(s) of a subconcession for the operation of casino games of chance or games of other forms in Macao until December 31, 2022
"table games"	typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as "sic bo") as well as craps and roulette
"The Londoner Macao"	an integrated resort which features four hotel towers, consisting of hotel rooms and suites under The Londoner Macao Hotel, Londoner Court, Conrad, Sheraton and St. Regis brands. The Londoner Macao also includes gaming areas, Shoppes at Londoner, entertainment, dining and MICE facilities
"The Parisian Macao"	an integrated resort which includes a gaming area, a hotel, Shoppes at Parisian and other integrated resort amenities
"The Plaza Macao"	an integrated resort which includes (i) Four Seasons Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) The Grand Suites at Four Seasons, which features 289 luxury suites, except where the context indicates otherwise

"The Venetian Macao"	an integrated resort which includes casino and gaming areas, a hotel, MICE space, Shoppes at Venetian, restaurants and food outlets, a 15,000-seat arena and other entertainment venues
"United States", "U.S." or "U.S.A."	the United States of America, including its territories and possessions and all areas subject to its jurisdiction
"US$" or "U.S. dollars"	United States dollars, the lawful currency of the United States
"U.S. GAAP"	accounting principles generally accepted in the United States
"VCHL"	our subsidiary, Venetian Concession Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands on July 11, 2022
"VCL"	our subsidiary, Venetian Cotai, S.A. (also known as Venetian Cotai Limited), a public company limited by shares ("*sociedade anónima*") incorporated under the laws of Macao on November 11, 2004, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate
"Venetian Casino"	Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A.
"VIP player(s)"	Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters
"VIP room(s)"	rooms or designated areas within a casino or gaming area where VIP players and premium players gamble
"visit(s)" or "visitation(s)"	with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day
"VML"	our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares ("*sociedade anónima*") incorporated under the laws of Macao on June 21, 2002, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate, one of the three Subconcessionaires and the holder of the Subconcession until December 31, 2022, and one of the six Concessionaires and the holder of the Concession effective January 1, 2023
"VOL"	our subsidiary, Venetian Orient Limited, a company incorporated under the laws of Macao on February 2, 2006, a concessionaire of land that now excludes Gaming Assets that reverted to the Macao government and that VML has the right to operate

7. GLOSSARY

"VVDIL" our subsidiary, Venetian Venture Development Intermediate Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 21, 2002

"VVDI (II)" our immediate Controlling Shareholder, Venetian Venture Development Intermediate II, an exempted company with limited liability incorporated in the Cayman Islands on January 23, 2003 and an indirect wholly-owned subsidiary of LVS

"Wynn Resorts Macau" Wynn Resorts (Macau) S.A., one of the six Concessionaires



Sands China Ltd.
金沙中國有限公司
(Incorporated in the Cayman Islands with limited liability)

Stock Code: 1928
www.sandschina.com


澳門金沙
Sands
MACAO

THE
VENETIAN
澳門威尼斯人

PLAZA
澳門百利宮

THE
PARISIAN
澳門巴黎人

THE
LONDONER
澳門倫敦人

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